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DAT : 4/28/08

Swedbank

Annual Report 2007



Financial Information

Q1 interim report	24 Apr
Q2 interim report	17 July
Q3 interim report	23 Oct
Year-end report 2008	12 Feb

Annual General Meeting

The Annual General Meeting 2008 will be held in Stockholm on April 25.

Financial summary 2007

Profit for the year amounted to SEK 11,996m (10,880)

Earnings per share amounted to SEK 23.28 (21.11)

The return on equity was 18.9 percent (19.3)

Net interest income increased by 20 percent to SEK 19,157m (15,977)

Net commission income increased by 11 percent to SEK 9,880m (8,869)

Net gains and losses on financial items decreased by 38 percent to SEK 1,691m (2,738)

Expenses increased by 10 percent to SEK 16,719m (15,139)

Loan losses, net, amounted to SEK 619m (-205)

The tax rate decreased to 22 percent (23)

Business volumes increased in all segments

- Lending increased by 20 percent
- Deposits rose by 19 percent
- Fund assets under management increased by 2 percent

The Board of Directors proposes an increase in the dividend to SEK 9.00 per share (8.25)

Important events 2007

Swedbank strengthened its international presence in emerging markets through the acquisition of TAS-Kommerzbank (now OJSC Swedbank) in Ukraine

Swedbank consolidated its market leading position in mortgages in Sweden

Swedbank established an extensive collaboration with Folksam in asset management and non-life insurance

Swedbank had the most satisfied customers in life and pension insurance, according to the Swedish Quality Index

In the Swedish Quality Index's annual survey of customer satisfaction, Swedbank's satisfaction among corporate customers increased by 2.3 percentage points to 70.7 percent

Swedbank opened an online mutual fund marketplace where Swedish customers can trade more than 200 funds from fund management companies around the world

The Shanghai operations were upgraded to an international branch

This year's Company Barometer survey ranked Swedbank as the most popular bank to work for in Sweden among business students.
In Estonia and Latvia, Hansabank was named the country's most popular employer

Swedbank was named Bank of the Year in Estonia by Euromoney

Swedbank was named Bank of the Year in Latvia by The Banker

Swedbank Robur was named Sweden's Fund Manager of the Year in 2007 by Dagens Industri and Morningstar



Return on equity
Percent
30
25
20
15
10
5
0
2003
2004
2005
2006
2007



Profit for the year
SEKm
12,000
9,000
6,000
3,000
0
2003
2004
2005
2006
2007



Dividend
SEK
10
8
6
4
2
0
2003
2004
2005
2006
2007

This is Swedbank

	Swedish Banking		Baltic Banking		International Banking	
Operations	Through its 459 branches, ATMs and telephone and Internet banking services, as well as the cooperation with independent savings banks and partly owned banks, Swedbank offers its 4.5 million Swedish customers unrivalled access to banking services. Swedish Banking has a complete range of financial services for consumers, businesses, organizations, municipalities and county councils. Swedbank is a leader in several important market segments in Sweden.		Baltic Banking comprises the group's operations in Estonia, Latvia and Lithuania, with 5.2 million customers. Operations are conducted under the Hansabank name. Through a comprehensive branch network and telephone and Internet bank, a complete range of products and banking services is offered to consumers and businesses. Hansabank is the market leader in the most important segments of the rapidly growing Baltic markets.		International Banking comprises Swedbank's growing international operations outside its home markets of Sweden and the Baltic countries. The long-term objective is to develop at least Ukraine and Russia into geographical home markets. Aside from Ukraine and Russia, the business area includes smaller operations in Luxembourg, Finland, Denmark and Norway as well as the representative offices in Japan and Ukraine.	
Markets	Sweden		Estonia, Latvia and Lithuania		Ukraine, Russia, Norway, Denmark, Finland, Spain, Luxembourg and Japan	
Volumes	Lending SEK 867bn	Deposits SEK 308bn	Lending SEK 177bn	Deposits SEK 102bn	Lending SEK 34bn	Deposits SEK 13bn
Income and profit	Income SEK 17,678m	Profit for the year SEK 6,182m	Income SEK 8,773m	Profit for the year SEK 4,322m	Income SEK 1,279m	Profit for the year SEK 268m
Customers	Private 4.1	Corporate and organizations 395,000	Private 5.0	Corporate 219,000	Private 179,000	Corporate 19,000
Branches	459		299		200	

Income, by business area
2007


Asset Management and Insurance, 7 %
Others, 2 %
Swedish Banking, 51 %
Swedbank Markets, 10 %
International Banking, 4 %
Baltic Banking, 26 %


Profit for the year, by business area*
2007


Asset Management and Insurance, 8 %
Swedish Banking, 50 %
Swedbank Markets, 8 %
International Banking, 2 %
Baltic Banking, 32 %

* Attributable to Shareholders of Swedbank AB

Swedbank's vision is to be the leading financial institution in the markets in which we are present. Swedbank serves a total of around 9 million private customers and 500,000 corporate customers with 459 branches in Sweden, 299 branches in Estonia, Latvia and Lithuania and 191 branches in Ukraine. The group also has operations in Copenhagen, Helsinki, Kaliningrad, Luxembourg, Marbella, Moscow, New York, Oslo, Shanghai, St. Petersburg and Tokyo.



Swedbank Markets

Swedbank Markets is Swedbank's investment bank, offering equity, fixed income and currency trading; project, export and business financing; and corporate finance services. Outside Sweden, Swedbank Markets operates through the subsidiaries First Securities in Norway and Swedbank First Securities in the U.S., as well as the branch offices in Oslo, New York and Shanghai.

Sweden, Norway, USA and China

Lending	Deposits
SEK 24bn	SEK 27bn

Income	Profit for the year
SEK 3,557m	SEK 1,010m

Asset Management and Insurance



Asset Management and Insurance comprises the subsidiary Swedbank Robur, with operations in fund management, institutional and discretionary asset management, insurance and individual pension savings. Swedbank Robur is Sweden's largest fund manager. Products are sold and distributed mainly by Swedish Banking and by the savings banks and partly owned banks in Sweden.

Sweden

Assets under management
SEK 606bn

Income	Profit for the year
SEK 2,183m	SEK 975m

Shared Services and Group Staffs



Shared Services and Group Staffs includes the development and operation of IT systems in Sweden and other shared service functions primarily in Sweden, although increasingly also for other markets as the group's international presence grows. Treasury, Group Executive Management, Group Staffs and the group's insurance company, Sparia, are included as well.

Sweden

Income	Profit for the year
SEK 2,749m	SEK -298m

Lending, by business area
2007



International Banking, 3 %
Swedbank Markets, 2 %
Baltic Banking, 16 %
Swedish Banking, 79 %

Employees, by business area
Total 22,148 full-time employees 2007



Asset Management and Insurance, 2 %
Shared Services and Group Staffs, 7 %
Swedbank Markets, 3 %
Swedish Banking, 28 %
International Banking, 18 %
Baltic Banking, 42 %

Best year ever for Swedbank

Swedbank is in robust shape; in 2007 we recorded our highest ever profit, our balance sheet remained strong, and we continued to develop our leadership position in our home markets.

Inevitably, we have not been immune to changing investor sentiment towards the financial services sector caused by the current turmoil in the world's financial markets, or to reassessments of the outlook for certain emerging markets, including the Baltic economies. Notwithstanding these pressures, I remain confident in our positioning and strategy for the coming year and beyond.

Strategy for generating shareholder value

Swedbank is committed to a growth strategy, generating shareholder value by expanding from our Swedish base and establishing a leading presence in selected markets with high potential for growth. Our development in the Baltic states demonstrates the success of our strategy, giving cause for similar optimism with regard to Ukraine, and also Russia. We know the value of gaining customers' confidence at an early stage of economic development, maintaining this through strong efforts, and developing our business.



The growth strategy remains unchanged

Our commitment in Estonia, Latvia and Lithuania is for the long term, and we also have high expectations for Ukraine and Russia. In Sweden, Swedbank will continue to lead the market by being first with initiatives that develop the market and the offering to customers. In the Baltic states and Ukraine we will look to blend Swedish products and approaches with local capabilities to contribute to the development of financial services provision, as well as to position ourselves to react quickly to opportunities arising from consolidation in these regions.

Strong heritage of local involvement

It is part of Swedbank's heritage to be active and committed in communities where we have operations, both at the local and national level. We have worked this way for generations in Sweden and want to work in the same way in our other markets. We are involved in the public debate and maintain a dialogue with politicians and decision makers. In Sweden, this dialogue is focused on the standing of the financial sector in public perception, as well as its prospects for growth. In the Baltic states, it involves, amongst other things, emphasising the importance of sound economic policies in continuing the region's dynamic development profile.

Swedbank, the savings banks and the foundations associated with the savings banks are involved, in various ways, in cultural, educational, athletic and social activities. Through our commitment and presence, we strengthen relationships, make our voice heard and improve insight into the prerequisites of successful banking.

Confident about 2008

Conditions in financial markets remain unsettled and Europe is at risk of being affected by a recession in the US; however, I remain more confident than concerned regarding the trend for the Swedbank group in 2008.

Stockholm, March 2008

Carl Eric Stålberg
Chair of the Board

International growth

Swedbank is growing from primarily a Swedish bank to an international banking group with Swedish roots. A growing share of our earnings comes from emerging markets.

Swedbank has four countries as its home markets. Sweden represents a stable base in our operations. At the same time Estonia, Lithuania and Latvia account for a growing share of the group's profit. Russia and Ukraine will, long term, provide a significant contribution to Swedbank's earnings.

Successful model for further international expansion

Our customer offering is based on competitive products and services that are easy to understand and use. Together with the best service, whether customers contact us through our many branches, by telephone or online, we have established a model for successful banking in each country. Expansion means that more customers can benefit from our collective expertise and product range.

Well positioned for European regulation

The EU's initiatives to increase customer mobility and cross-border competition will continue to impact the banking structure in the EU and neighboring banking markets such as Russia and Ukraine. We are well positioned both with regards to the Markets in Financial Instruments Directive (MiFID), which governs securities trading in the EU and ESS, and the Single Euro Payments Area (SEPA), which creates a standardized European payment market.

Strengthening positions in Sweden

We generated more business from customers in all our markets in 2007. In Sweden, we are the market leader in many large customer segments and important product areas. We will try to further strengthen our positions here while also focusing on growth areas where we are not yet the market leader.

Good long-term prospects in the Baltics

In Estonia, Latvia and Lithuania, we continue to generate more business from our customers. While the strong growth of recent years has led to economic imbalances, we remain optimistic that economic growth will exceed the EU average over the long term.

Ukraine important to future growth

Through Swedbank in the Ukraine, we are now one of the 15 largest banks in the country. The Ukrainian banking market is still in its infancy, but substantial growth is expected to continue for many years to come.

Customers benefit from our presence in other markets

Our presence in Russia, the rest of the Nordic region and Europe, North America, Japan and China positively contributes to our earnings while providing concrete value to customers.

Few decision-making levels improves efficiency

To be successful, growth must be managed carefully to ensure shareholder value and profitability through efficiency and competent risk management. We encourage decentralized decision-making and work systematically to identify and capitalize on the economies of scale that a large organization generates.

I would like to express my gratitude to the bank's more than 23,000 employees for their fine efforts and the success we achieved together in the past year.

Stockholm, March 2008

Jan Lidén
President and CEO
jan.liden@swedbank.se



Growth in more home markets


Norway
Sweden
Finland
Estonia
Russia
Latvia
Lithuania
Denmark
Ukraine

In just a few years Swedbank, has grown from a Swedish bank with an international presence to an international financial institution with a Swedish base. With strong positions in Sweden, Estonia, Latvia and Lithuania, the group is now gaining new positions in markets with great potential.

Vision

Swedbank wants to be the leading financial institution in its home markets. By leading we mean:

- the highest customer satisfaction
- the best profitability
- the most attractive employer

Mission

By understanding and acting on their needs, Swedbank can offer customers the best financial solutions and thereby improve their everyday lives.

In this way, we can continuously increase our company's value and play a positive role in society.

Values

Swedbank believes that its strong performance and growing international recognition are the result of a performance-oriented culture, transparent communication, a willingness to change and the strong commitment of our employees.

The group's values are:

- Results-oriented - we want to achieve good results in everything we do
- Open - we are transparent and open in our communication
- Innovative - we are willing to learn and ready to change
- Committed - we are building a sustainable business

STRATEGY

Large customer base and broad distribution network

Swedbank seeks large customer bases, long-term customer relationships and high market shares in its home markets.

Customer relationships and distribution of financial services are strategically more important than whether all products originate and are managed in-house. Mutual funds, property insurance and payment and credit cards are among financial services from external suppliers that Swedbank offers its Swedish customers.

Sales and customer service are provided at branches, by telephone, on the Internet and through ATMs, making Swedbank highly accessible and giving it a widespread local presence. Distribution is bolstered through cooperation, including with savings banks and franchisees of Swedbank Fastighetsbyrå, Swedbank Juristbyrå and Swedbank Företagsförmedling, as well as various collaborations with suppliers and brokers.

Home markets and supporting presence

Swedbank currently has four home markets – Sweden, Estonia, Latvia and Lithuania - where all customer segments are served through an extensive retail network, providing custom-designed, easy-to-use financial services at competitive prices. In addition to traditional banking and financial services, the offering includes advanced business services, capital market services, asset management and insurance.

Swedbank's aim is to establish additional home markets, among which Ukraine and northwest Russia have the highest priority. Other home markets may be added later in neighbouring countries.

To support business in its home markets, Swedbank has expanded into neighbouring markets such as Finland, Norway and Denmark as well as important financial centers such as the US, China, Japan and Luxembourg. A limited expansion among local customers is underway in some of these markets.

Growing internationally and profitably

Swedbank's aim is to grow. Profit growth is a higher priority than growing business volumes and market shares. In many cases, however, higher volumes and market shares coincide with higher long-term earnings.

European countries with lower-than-average GDP per capita and penetration of financial services, particularly in Eastern Europe, are considered to offer the greatest opportunities for long-term growth.

Resources are continuously being reallocated to geographical markets, customer segments and product areas with the greatest long-term growth potential.

Satisfied, loyal customers and motivated employees pave the way for profit growth.

Low risk

Swedbank maintains a well-diversified loan portfolio with a low risk profile. This is primarily achieved through a large number of customers across different industries, low concentration risk and increasing geographical diversification. Low risk is also achieved through lending that is based on collateral, security and cash flow analysis.

Decentralized decision-making and local presence

All business operations are conducted locally with decentralized decision-making power as close to customers as possible. Local organizations with customer and lending responsibility are supported by shared product systems, decision-support systems and control systems.

Competence

As a knowledge and service company, Swedbank knows that its employees are its most important competitive advantage. Substantial resources are allocated to training our staff.

Cost efficiency

Cost efficiency is achieved through large customer bases and business volumes, coordination and efficient processes.

One brand

Swedbank shall operate under a single brand name in all its markets. In the long term the greatest value from communication with customers, partners and marketplaces is created through a unified brand.

The Swedbank brand reflects the group's aim to be a service leader by always:

- Doing what is best for customers, no matter what the circumstances
- Generously and proactively offering valuable financial advice
- Maintaining a considerate, service-oriented attitude
- Making every day and business opportunities easier for customers.

Market position – service leader

Swedbank wants to be seen by customers in all its markets as a service leader.

All customers should perceive Swedbank as:

Accessible

We are open literally and figuratively. It should always be easy to contact us regardless of the channel, and we should always greet customers in a friendly, personable way. The customer should always feel welcome.

Uncomplicated

Financial services can be complicated, but our customers should not feel apprehensive. Our job is to help them and make things easier. The products and services we offer should always be based on customer needs and be easy to use and understand.

Proactive

As a service leader, we are always proactive. We take the initiative and offer a wealth of financial advice in addition to new products and services. We are always trying to improve.

STRONGLY POSITIONED FOR PROFITABILITY AND GROWTH


Sweden
Swedbank is Sweden's leading
Profitability is high and stable, at
same time that the bank is
ting its market shares in key
of both the corporate and
markets.
Stable base
Baltics
The Baltic states have experienced
strong economic growth that is
to continue for years to come.
By keeping pace with the
the largest bank in the region,
can expect solid earnings growth.
and experience
Ukraine & Russia
Swedbank has a small but
sence in Ukraine and Russia.
term a significant share of
growth is expected to come from
area.

STAGES OF MARKET MATURITY

Private lending/GDP (%)


Sweden
Baltics
Ukraine
Russia
GDP per capita

European countries with lower-than-average GDP per capita and penetration of financial services, particularly in Eastern Europe, offer the greatest opportunities for long-term growth.

For a market description for Swedish Banking, see page 16. For Baltic Banking, see page 22. For International Banking, see page 28 and 29.

Return on equity

The peer group comprises SEB, Handelsbanken, Nordea, Danske Bank and DnB NOR. In 2007, Swedbank's return on equity was 18.9 percent (19.3), while the average for the peer group was 19.2 percent (20.5).


Percent
25
20
15
10
5
0
2003
2004
2005
2006
2007
Swedbank
Peer group

Earnings per share

Average annual growth from 2002 to 2007 was 24.2 percent for Swedbank, while the average for the peer group was 23.5 percent.


SEK
25
20
15
10
5
0
2003
2004
2005
2006
2007

Operational efficiency

C/I measures operational efficiency as the ratio between costs and income. In 2007, the C/I ratio was 0.51 (0.52).


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
2003
2004
2005
2006
2007
Goal lower than 0.5

Capital adequacy

The capital adequacy ratio will at least meet the level that at any given time is considered appropriate to maintain sustainable financial stability and develop operations. At year-end 2007 the tier 1 capital ratio in accordance with the transition rules was 6.2 percent (6.5). In accordance with the new rules, the tier 1 capital ratio amounted to 8.5 percent.


Percent
10
8
6
4
2
0
2003
2004
2005
2006
2007

Dividend

The size of the annual dividend is based on the last dividend and is determined with reference to expected profit trends, the capital considered necessary to develop operations and the market's required return. The Board of Directors' proposed dividend for 2007 represents an increase of 9 percent to SEK 9.00 per share (8.25), corresponding to a dividend payout ratio of 39 percent (39).


SEK
10
8
6
4
2
0
2003
2004
2005
2006
2007
Payout ratio

Good rate of growth

Ukraine is in the midst of a strong growth period. Between 2000 and 2006 its GDP increased by 52 percent or 7.4 percent per year. Domestic demand is driving growth. Household consumption is developing strongly as the job market expands, leaving households with higher disposable incomes. Credits have tripled as a percentage of GDP since 2001.

Market shares

In the Swedish market Swedbank is the leader in mortgage lending, household deposits, fund investments and individual pension savings.

Sweden	Market shares, percent 2007	2006	2005	2004	Volumes, SEK billion 2007	2006	2005	2004
Private market								
Deposits	26	26	26	25	215	177	150	135
Lending	26	26	26	27	496	442	395	361
of which mortgage lending	30	30	30	31	422	373	330	294
Individual pension savings *	36	35	35	35	23	21	17	12
Index-linked bonds	27	30	30	27	29	21	15	11
Fund investments	25	26	27	28	401	398	355	280
Bank cards (thousands)	n.a.	n.a.	n.a.	n.a.	3,498	3,327	3,209	3,017

* excluding savings banks investments in Robur.

Corporate market								
Deposits	16	15	16	17	94	89	82	76
Lending	21	22	21	21	368	322	290	268
of which mortgage lending	28	28	28	27	143	139	139	135

Ukraine	Market shares, percent 2007	2006	2005	2004	Volumes, SEK billion 2007	2006	2005	2004
Private market								
Deposits	1	–	–	–	2	–	–	–
Lending	2	–	–	–	4	–	–	–
of which mortgage lending	2	–	–	–	1	–	–	–
Bank cards (thousands)	1	–	–	–	275	–	–	–
Corporate market								
Deposits	2	–	–	–	4	–	–	–
Lending	2	–	–	–	7	–	–	–

MARKET SHARES SWEDEN

Private market, deposits, No. 1


30
20
10
0
04
05
06
07
Swedbank 26 %
Nordea 18 %
Handelsbanken 16 %
Saving banks 14 %
Other 14 %
SEB 12 %

Corporate market, deposits, No. 4


30
20
10
0
04
05
06
07
SEB 22%
Handelsbanken 22 %
Nordea 20 %
Swedbank 16 %
Other 15 %
Saving banks 5 %

Private market, lending


30
20
10
0
04
05
06
07
Swedbank 26 %

Fund management, No. 1


30
20
10
0
04
05
06
07
Other 31 %
Swedbank 25 %
SEB 18 %
Handelsbanken 14 %
Nordea 12 %

Private market, mortgage lending, No. 1


30
20
10
0
04
05
06
07
Swedbank 30 %

Corporate market, lending


30
20
10
0
04
05
06
07
Swedbank 21 %

In the Baltic market Hansabank is the leading bank in the most important segments.

Private market	Market shares, percent 2007	2006	2005	2004	Volumes, SEK billion 2007	2006	2005	2004
Estonia								
Deposits	62	62	63	64	19	16	13	10
Lending	49	50	50	50	31	22	14	8
of which mortgage lending	49	49	49	50	28	20	13	7
Bank cards (thousands)	65	67	68	69	1,151	1,076	948	894
Latvia								
Deposits	28	29	29	25	13	11	8	5
Lending	27	27	24	21	23	15	8	4
of which mortgage lending	28	30	28	25	18	12	6	3
Bank cards (thousands)	37	37	36	36	892	787	622	493
Lithuania								
Deposits	39	39	39	39	24	18	15	10
Lending	29	30	29	29	18	12	7	3
of which mortgage lending	28	30	29	29	16	10	6	3
Bank cards (thousands)	34	35	35	32	1,310	1,208	1,067	870

Corporate market	Market shares, percent 2007	2006	2005	2004	Volumes, SEK billion 2007	2006	2005	2004
Estonia								
Deposits	48	47	47	47	24	20	16	10
Lending	44	46	46	46	41	32	23	15
Latvia								
Deposits	11	14	15	12	9	9	8	5
Lending	26	29	26	24	34	25	15	9
Lithuania								
Deposits	22	21	20	21	10	8	7	5
Lending	25	25	25	24	30	22	16	11

MARKET SHARES BALTIC MARKET

Estonia, deposits, No. 1



60
40
20
0
04
05
06
07
Hansabank 53 %
SEB 26 %
Sampo 11 %
Other 10 %

Latvia, deposits, No. 2



40
30
20
10
0
04
05
06
07
Other 33 %
Parex Bank 19 %
Hansabank 17 %
SEB 14 %
Rietumu Bank 9 %
Aizkraukles banka 8 %

Lithuania, deposits, No. 1



40
30
20
10
0
04
05
06
07
Hansabank 32 %
SEB 27 %
Other 16 %
DnB Nord 11 %
Snoras 10 %
Sampo 4 %

Estonia, lending, No. 1



60
40
20
0
04
05
06
07
Hansabank 46 %

Latvia, lending, No. 1



40
30
20
10
0
04
05
06
07
Hansabank 27 %

Lithuania, lending, No. 2



40
30
20
10
0
04
05
06
07
SEB 33 %
Hansabank 26 %
Other 16 %
DnB Nord 14 %
Sampo 7 %
Snoras 4 %

Estonia, mortgage, No. 1



60
40
20
0
04
05
06
07
Swedbank 49 %

Latvia, mortgage, No. 1



30
20
10
0
04
05
06
07
Hansabank 28 %
SEB 15 %
Nordea 14 %
DnB Nord 14 %
Aizkraukles Banka 10 %
Other 8 %
Parex Bank 7 %
Hipoteku bank 4 %

Lithuania, mortgage, No. 2



40
30
20
10
0
04
05
06
07
SEB 29 %
Hansabank 28 %
DnB Nord 17 %
Other 14 %
Sampo 12 %

Five-year summary

Key ratios	2007	2006	2005	2004[1]	2003
Profit					
Return on equity, %	18.9	19.3	24.6	21.8	15.9
C/I ratio before loan losses	0.51	0.52	0.48	0.55	0.57
Interest margin, %	1.12	1.12	1.29	1.36	1.47
Investment margin, %	1.25	1.23	1.38	1.44	1.59
Return on total capital, %	1.02	1.10	1.33	1.00	0.94
Capital adequacy					
Tier 1 capital ratio, % excluding complement [3]	8.5	6.5	6.5	8.2	7.2
Capital adequacy ratio, % excluding complement [3]	12.7	9.8	9.7	11.6	10.8
Total capital quotient, excluding complement [3]	1.59	1.22	1.21	1.45	1.36
Tier 1 capital ratio, % [4]	6.2	6.5	6.5	8.2	7.2
Capital adequacy ratio % [4]	9.3	9.8	9.7	11.6	10.8
Tier 1 capital, SEKm [4]	50,920	47,497	39,939	42,995	42,158
Capital base, SEKm [4]	76,456	70,930	59,729	60,740	63,695
Risk-weighted assets, SEKm [4]	822,363	726,712	616,052	524,550	587,520
Credit quality					
Loan loss ratio, net, %	0.07	-0.02	0.04	0.07	0.14
Share of impaired loans, %	0.13	0.07	0.12	0.18	0.28
Provision ratio for individually identified impaired loans, %	43	50	48	40	40
Total provision ratio for impaired loans, %	120	195	171	151	131
Customer satisfaction					
Percentage of satisfied private customers, Sweden, % [5]	70	71	69	67	67
Percentage of satisfied business customers, Sweden, % [5]	71	68	67	67	67
Index private customers, Estonia [6]	u.s	8.5	8.5	8.3	8.4
Index business customers, Estonia [6]	u.s	8.1	8.1	8.2	8.2
Index private customers, Latvia [6]	u.s	6.6	6.6	6.6	6.7
Index business customers, Latvia [6]	u.s	6.5	6.3	6.3	6.0
Index private customers, Lithuania [6]	u.s	83	82	83	86
Index business customers, Lithuania [6]	u.s	89	82	80	85

Other Data	2007	2006	2005	2004	2003
Private customers, millions	9.3	8.9	8.7	8.4	8.3
Commercial customers, thousands	512	459	430	400	400
Internet banking customers, thousands [7]	4.8	4.3	3.7	3.2	2.7
Telephone banking customers, thousands [7]	3.5	3.0	2.7	2.8	2.7
Employees	22,148	17,399	16,148	15,156	15,366
Branches [7]	1,213	1,051	1,045	1,064	1,105
ATMs [7]	2,562	2,376	2,147	2,105	2,097

Data per share SEK	2007	2006	2005	2004	2003
Earnings per share	23.28	21.11	23.14	17.50	12.02
Earnings per share after dilution [8]	23.28	21.11	23.14	17.50	12.01
Equity per share	131.96	116.37	104.07	86.16	79.42
Equity per share after dilution [8]	131.96	116.37	104.07	86.14	79.39
Net asset value per share	129.66	115.29	105.27	94.00	77.32
Net asset value per share after dilution [8]	129.66	115.29	105.27	93.98	77.29
Cash flow per share	31.70	-10.86	16.92	39.98	14.87
Cash dividend per share	9.00 [9]	8.25	7.50	6.50	5.75
Share price at year-end	183.00	248.50	216.50	165.50	141.50
Yield, %	4.9	3.3	3.5	3.9	4.1
P/E	7.9	11.8	9.4	9.5	11.7
Price/equity per share, %	138.70	213.50	208.00	192.10	177.50

[1] Not restated according to IAS 39. [2] Not restated according to IFRS. [3] 2007 according to new rules, 2003-2006 according to older rules. [4] 2007 according to transition rules, 2003-2006 according to older rules. [5] According to SKI. [6] Scales of 1 to 10 and 1 to 100 [7] Includes savings banks and partly owned banks. [8] 2003-2004 based on 8,008,100 warrants. [9] According to Board of Directors' proposal

Income statement SEKm	2007	2006	2005	2004[1]	2003[2]
Net interest income	19,157	15,977	15,679	15,199	16,201
Dividends received					105
Net commission income	9,880	8,869	7,170	6,122	5,739
Net gains and losses on financial items at fair value	1,691	2,738	2,817	1,807	
Net profit on financial operations					801
Net insurance	548	264	154	143	
Share of profit or loss of associates	424	222	301	366	-116
Other income	1,224	1,127	3,339	1,046	1,607
Total income	**32,924**	**29,197**	**29,460**	**24,683**	**24,337**
Staff costs	9,792	8,560	8,191	7,591	6,978
Other expenses	6,222	5,920	5,362	5,457	5,585
Depreciation/amortization and impairment of tangible and intangible fixed assets	705	659	603	563	664
Amortization of goodwill					614
Total expenses	**16,719**	**15,139**	**14,156**	**13,611**	**13,841**
Profit before loan losses	**16,205**	**14,058**	**15,304**	**11,072**	**10,496**
Loan losses	619	-205	294	494	987
Impairment of financial fixed assets					
Reversal of impairment of financial fixed assets					-55
Operating profit	**15,586**	**14,263**	**15,010**	**10,578**	**9,564**
Appropriations					19
Tax expense	3,450	3,211	2,781	2,399	2,567
Profit from continuing operations	**12,136**	**11,052**	**12,229**	**8,179**	**6,978**
Profit from discontinued operations after tax				1,770	
Profit for the year	**12,136**	**11,052**	**12,229**	**9,949**	**6,978**
Profit for the year attributable to: Shareholders of Swedbank AB	**11,996**	**10,880**	**11,879**	**9,157**	**6,343**
Minority interest	140	172	350	792	635

Balance sheet SEKm	2007	2006	2005	2004[1]	2003[2]
Loans to credit institutions	174,014	161,097	152,348	109,674	76,643
Loans to the public	1,135,287	946,319	822,425	726,675	749,752
Interest-bearing securities					
Treasury bills and other bills eligible for refinancing with central banks	37,134	23,024	26,523	16,276	14,136
Bonds and other interest-bearing securities	78,358	76,576	60,983	64,094	63,038
Shares in participating interests	77,618	72,589	63,338	48,714	5,413
for which customers bear the investment risk	69,324	65,008	55,008	41,576	
Derivatives	36,984	23,864	32,170	33,105	
Assets in the insurance operation					38,199
Other	68,589	49,520	39,496	23,743	55,153
Total assets	**1,607,984**	**1,352,989**	**1,197,283**	**1,022,281**	**1,002,334**
Amounts owed to credit institutions	163,785	130,642	110,066	101,924	95,441
Deposits and borrowings from the public	458,375	400,035	338,894	285,540	283,616
Debt securities in issue	673,116	561,208	517,582	435,029	442,103
Liabilities for which customers bear the investment risk	69,819	65,289	55,249	41,580	
Liabilities in the insurance operation					38,082
Derivatives	36,267	31,607	30,144	37,663	
Other	98,563	69,506	59,258	46,758	74,347
Subordinated liabilities	39,736	34,425	32,221	26,430	26,826
Equity	68,323	60,277	53,869	47,357	41,919
Total liabilities and equity	**1,607,984**	**1,352,989**	**1,197,283**	**1,022,281**	**1,002,334**

[1] Not restated according to IAS 39. [2] Not restated according to IFRS.

Sweden's largest bank

2007 was another successful year in Sweden for Swedbank. In two separate surveys Swedbank was named the most popular employer in the Swedish financial market. Market shares in the important mortgage market continued to rise. Swedbank's position in the corporate market was further strengthened.

Swedish Banking operates in a mature market. Future success will require continuous improvements in customer value. Surveys show that personal contacts and a local presence are the decisive factors when people choose a bank. More Swedes are conducting their day-to-day banking online, while using a personal contact at their local branch and the telephone for specialized advice. Thanks to its broad-based market presence, Swedbank's retail operations in Sweden have the strength to meet a range of customer needs – from easy to use everyday banking services to sophisticated advice.

Growth strategy

Swedbank's strategy in Sweden focuses on:

- Growth by reallocating resources to geographical areas with high economic growth, to customer segments with high economic growth and to financial services with high, long-term economic growth
- Attractive customer offerings, including through a wide distribution network in cooperation with savings banks, and by being a service leader that is accessible, easy to work with and proactive
- Decentralized decision-making and a local presence.

Swedish Banking is distinguished by its high profitability, a low risk profile, cost efficiency, high market shares, satisfied customers and motivated employees.

Investments in the Internet, competence development, process and cost efficiency, security solutions, risk control, product development and control systems are imperative if Swedbank is to retain and improve its leading position in Sweden.

Structural changes

As part of the continued commitment to private banking and asset management services in Swedish Banking, responsibility for local stock desks with some 50 brokers in total was transferred from Swedbank Markets to Swedish Banking at the beginning of the year. Comparative figures have been restated so that the stock desks are also included in the figures for Swedish Banking for 2006.

Swedbank sold its holding in the card processing company CEK AB to EDB Business Partner during the year.

During the fourth quarter, Swedbank Babs acquired all the shares in the development company Zamsos, which has developed the next-generation of systems for chip card payments.

Private customers, million	Corporate customers	Organization customers	Municipalities	County councils	Branches	Employees
[illegible]	275,000	140,000	240	19	459 and 261*	6,236



Swedish Banking is Swedbank's dominant business area, comprising a network of 459 branches. The cooperation with the savings banks and partly owned banks adds another 261 branches. This gives Swedbank the largest branch network in the Swedish market. Responsibility for Swedish customers rests with the local bank branches, special business units and private banking units in the four regions. Of the business area's 6,200 full-time employees, around 4,900 are in the branch network.

The business area also includes the telephone and Internet bank. The Customer and Product Offerings unit produces and coordinates offerings for various customer groups and is responsible for the development and launch of new products based on customer needs. The unit acts as a link between the banking operations and product companies.

Swedbank Mortgage is responsible for the bank's long-term mortgage financing, with real estate and tenant-owned properties as collateral.

Swedbank Finans offers leasing, factoring and instalment financing.

Swedbank Babs provides card processing services.

EnterCard, a card company with operations in Sweden, Norway and Denmark, is jointly owned with BarclayCard.

Swedbank Fastighetsbyrå offers brokerage agency services through franchisees.

Swedbank Juristbyrå offers legal services through franchisees.

Swedbank Företagsförmedling offers support services for small and medium-sized businesses through franchisees.

Ölands Bank, Eskilstuna Rekarne Sparbank, Färs och Frosta Sparbank, Swedbank Sjuhärad, Bergslagens Sparbank and Vimmerby Sparbank are partly owned banks.

* Savings banks and partly owned banks

My mobile phone says yes!

Swedbank's "Quick Balance" service is an easy way to get your account balance directly by mobile phone.

The bank has 3.5 million cards in issue. Though designed to suit various lifestyles and needs, they all make it easier to manage your personal finances.

The strategically important cooperation with savings banks in Sweden was further expanded during the year. In the first quarter, Swedbank acquired the remaining 60 percent of the shares in Söderhamns Sparbank from the Söderhamn Savings Bank Foundation for SEK 117m. The difference between the purchase price and acquired equity according to the subsidiary's accounts has essentially been allocated to assets which are depreciated through the income statement. Söderhamns Sparbank, with two branches and 27 employees, was merged with Swedbank during the third quarter.

In the fourth quarter, Swedbank signed an agreement to sell its Lerum branch to Sparbanken Alingsås and its seven branches in the municipalities of Osby and Hässleholm to the newly formed regional savings bank in northeastern Skåne, which was created through the merger of Kristianstads Sparbank and Tyringe Sparbank.

Satisfied private customers

Swedbank is Sweden's largest bank serving private individuals, with more than 4.1 million such customers. Around 700,000 of them have a personal advisor and another 20,000 are customers of one of the bank's successful and expanding private banking units. The dialogue with an advisor gives customers more confidence to manage their personal finances.

In the Swedish Quality Index's annual survey of customer satisfaction among banks, Swedbank fell slightly for the first

Market

Sweden's economy developed strongly during the year. Though GDP growth of 2.8 percent was lower than the preceding year (4.1), it was still clearly higher than the OECD average. The construction, IT and certain industrial sectors had difficulties recruiting qualified employees to meet higher demand. Disposable household income increased, partly as the result of tax cuts at the start of the year. Employment increased quickly, reaching record-high levels. Consumer optimism was high, but declined slightly at the end of the year. Real estate prices continued to rise, but also slowed late in the year. Inflation rose to 3.5 percent (1.6).

The Riksbank raised the repo rate by a total of 100 basis points. At year-end the repo rate was 4.00 percent. The average rate for 2007 was 3.46 percent, against 2.21 percent in 2006.

Employment level	74.3 %
Total population, million	9.1
Currency	SEK

Since 1992, the Swedish Krona (SEK) has a floating exchange rate, whereby the exchange rate is set on the foreign exchange market.

The turbulence in the global financial market during the summer and autumn sparked by the U.S. subprime crisis affected the Swedish market through lower stock prices and higher volatility. Like other banks, Swedbank was faced with higher funding costs due to uncertainty in international financial markets. For Swedish Banking, the biggest impact was on Swedbank Mortgage, which finances its operations largely through the capital market. After a slight delay, higher funding costs have led to higher mortgage rates for customers.

Prices fluctuated significantly for various types of listed securities and financial instruments, with a clear trend toward higher risk premiums. For Swedbank Mortgage, whose lending, funding and derivatives are largely marked to market according to the fair value option, this affected the reporting of net gains and losses on financial items at fair value, since the market quotes that serve as the basis of these valuations swung in different directions.

The broad-based OMX SPI index fell by 6 percent after four years of gains.


USD thousands
Percent
40
30
20
10
0
8
6
4
2
0
2003
2004
2005
2006
2007
GDP
GDP growth


Inflation
Repo rate*
4
3
2
1
0
8
6
4
2
0
2003
2004
2005
2006
2007
Inflation
Repo rate


Percent of GDP
200
150
100
50
0
2003
2004
2005
2006
2007

time since 2001, to a rating of 70.4 (71.2). Swedbank still has the second-most satisfied customers of any of Sweden's major banks. The goal is naturally that Swedbank should have the most satisfied customers of all.

Increasingly satisfied business customers

Swedbank is also Sweden's largest commercial bank and does business with 275,000 companies around the country. In addition, over 120,000 organizations and associations as well as the majority of the country's municipalities and county councils are customers of Swedbank. In recent years, the bank has systematically improved its position in the corporate market. In 2007, it placed second in a survey to name the Commercial Bank of the Year.

In the Swedish Quality Index's annual survey of customer satisfaction, Swedbank raised its rating by 2.3 index points to 70.7 (68.4).

Leading the mortgage market

Total lending volume amounted to SEK 867bn at year-end, an increase of SEK 105bn or 14 percent in one year. The market share for the portfolio of household lending amounted to 26 percent (269), while the market share for new lending rose to 28 percent (25). The market share for the portfolio of commercial lending declined to 21 percent (22).

Swedbank consolidated its leading position in the strategically important mortgage market. Swedbank Mortgage's lending to private persons rose by SEK 47bn, or 12 percent to SEK 426bn. Its market share for the existing portfolio and new loans was 30 percent (30). In total, Swedbank Mortgage raised its lending to SEK 561bn (510).

Bank lending to private individuals (consumer credits) increased by 7 percent to SEK 45bn.

Growing corporate and finance company lending

Corporate lending by the bank increased by SEK 45bn or 26 percent to SEK 220bn. Lending by the finance company also continued to grow in 2007. Lending by Swedbank Finans increased by SEK 3bn or 12 percent to SEK 30bn. The finance company has a market-leading position, most notably in the agricultural, forestry and contracting sectors as well as in consumer loans and fleet management.

Sustainable development

Swedbank is the first and only listed bank in the Nordic region to receive ISO 14001 environmental certification.

Swedbank conducts environmental analyses of corporate loan applications. With the help of an analysis model, the environmental impact of these businesses can be evaluated from a risk perspective. The model is used for all companies in Sweden with which the bank has a commitment exceeding SEK 1m.

In its efforts to support sustainable development, the bank offers products and services that benefit the environment, including a WWF affinity card, loans specially designed for energy conservation solutions and/or eco-friendly heating systems, and environmental and socially responsible funds.

The environmental objectives for the Swedish operations are achieved with the help of strategies that factor in environmental aspects and the environmental policy.

Environmental objectives 2008

Based on the results of the environmental objectives for 2006-2007, new, more easily measurable objectives have been established for the Swedish operations in 2008.

- 60 percent of customers shall believe that Swedbank takes more social responsibility than any other bank
- 60 percent of customers shall believe that Swedbank takes more environmental responsibility than any other bank
- 85 percent of employees will feel it is important that the bank considers environmental aspects when doing business with customers or suppliers
- Swedbank will reduce its paper purchases by 10 percent
- Swedbank will reduce its carbon dioxide emissions by 10 percent.

Read more about Swedbank's environmental work at www.swedbank.se/milj or www.swedbank.com/CSR.

Higher market shares for Swedbank Fastighetsbyrå

The brokerage agency Swedbank Fastighetsbyrå consolidated its leading position in 2007 by increasing its market shares in the single-family-home and condominium segments. As a result, the agency and its franchisees were able to preserve their profitability.

Customer satisfaction, Private Customers, according to Swedish Quality Index


Percent
80
75
70
65
60
55
50
45
40
2003
2004
2005
2006
2007

Lending, Swedbank mortgage


SEKbn
600
500
400
300
200
100
0
2003
2004
2005
2006
2007

Swedbank Fastighetsbyrå generated commission revenue of slightly over SEK 1.3bn (1.1) in 2007. During the year, 35,000 (30,000) properties were sold for a total of SEK 42bn (33).

Swedbank Fastighetsbyrå has strengthened its resources in terms of personnel, 1,100 (1,000), and the number of franchised offices, 225 (215). The strategy to follow customers through the entire real estate process is continuously fine-tuned. In addition to greater resources and a full-service offering, active marketing, in combination with higher demand in growth areas and relatively low interest rates, contributed to the positive trend.

Value-added through property and casualty insurance sales

Customers who finance their mortgages and automobiles through Swedbank appreciate also being able to insure their property conveniently. After a successful trial period in 2006, Swedbank's product range was permanently expanded in 2007 to include insurance for primary homes, second homes and automobiles. A total of 19,600 (6,400) policies were sold during the year.

Strong interest in bank savings and index-linked bonds

Total savings and investment volumes, excluding holdings in customers' brokerage accounts, amounted to SEK 584bn at year-end, an increase of SEK 43bn or 8 percent during the year. Fund and insurance withdrawals exceeded new contributions by SEK 9bn, net. The market's poor performance reduced the value of fund and insurance investments by SEK 4bn.

Swedbank's market share for new household savings through its own sales organization increased to 18 percent (17).

Swedbank's attractive savings offering, which includes the Future Account (a secure, long-term form of savings with a slightly higher interest rate than several other accounts) and E-Savings Account (with a high interest rate and unlimited withdrawals) contributed to an increase in household deposits of SEK 38bn or 22 percent to SEK 213bn. Swedbank's market share for household bank deposits was 26 percent (26). Commercial deposits increased by 3 percent to SEK 95bn. Its share of bank deposits in the commercial market was 16 percent (15).

New sales of index-linked bonds remained high. The net increase in the outstanding volume was SEK 6bn to SEK 24bn.

Fund marketplace

During the year, Swedbank attracted attention through the launch of an online fund marketplace, where customers have access to information, news and analyses and can trade a large number of funds from various fund management companies.

Due to turbulence in the global financial market, many customers sold shares in equity funds in favour of other forms of savings with lower risk.

Long-term pension campaign

In fund-related pension savings Swedbank strengthened its market position for both retail and corporate customers. Pension advice has become an integral part of customer service at branches and through the telephone bank.

From cash to cards

The increasing use of debit and credit cards as a replacement for cash continued during the year. Swedbank is Sweden's largest card issuer, with 3.5 million (3.3) bank cards. In 2007, the number of card purchases climbed 17 percent (17) to 492 million. Extensive security routines and transaction systems have improved service for customers while, at the same time reducing fraud losses.

As the industry's leading card issuer, Swedbank was the first bank in Sweden to offer its customers the option of designing their own bank cards. Designs are selected by the customer online using one of their own photographs or an image from Swedbank.



Percent
25
20
15
10
5
0
2003 2004 2005 2006 2007
No. of cards thousands
No. of purchases million
3,500
3,300
3,100
2,900
2,700
2,500
500
400
300
200
100
0
2003 2004 2005 2006 2007
No. of cards
No. of purchases
No. of purchases
12
10
8
6
4
2
0
2003 2004 2005 2006 2007

Debit and credit cards are managed by EnterCard, which is partly owned with Barclay Card. During the year, the number of cards issued by EnterCard increased by 35 percent to 1.3 million.

Swedbank is the Nordic region's largest processor of card transactions for business customers and one of the largest processors of Visa transactions in Europe. In 2007, the number of card transactions cleared by Swedbank Babs increased by 19 percent (22) to 770 million.

Increased accessibility

In connection with the launch of the new Swedbank brand in October 2006, the bank extended the business hours at over 50 branches until 6 pm on weekdays. Customer reactions have been very positive and further branches increased their hours in 2007.

In early 2008, Swedbank further improved accessibility by becoming the first bank in Sweden to open on Saturdays. Initially selected branches in Stockholm, Gothenburg and Malmö will be open from 11 am to 3 pm.

Higher sales through Sweden's largest telephone bank

The telephone bank with personal assistance is being transformed into a professional advisory and sales organization that proactively suggests services based on customer needs, at the same time that the Internet bank is taking over a larger share of customers' routine questions and transactions. The number of telephone bank customers who use the self-service option rose by 7 percent to 2.5 million, and the number who uses personal assistance climbed 9 percent to 2.1 million.

Continued growth for Sweden's largest Internet bank

Expanded functionality was launched during the year to make it easier for customers to do their banking online. New financial information and electronic notices were added. The number of customers who use the Internet bank increased by 13 percent to 2.5 million, of whom 0.6 million are customers of savings banks and partly owned banks. Of the customers who have registered for the service, 0.2 million are businesses. The number of logins also rose, and the average customer is handling more transactions through the Internet bank.

Basel 2

In 2007, the new Basel 2 rules were introduced for external capital adequacy reporting as well as internal controls and monitoring of the Swedish operations. The lower capital allocation to Swedish Banking in 2007 is due to the lower capital requirements necessitated by the new internal risk classification method. Retail exposures in particular have significantly lower capital requirements according to the Internal Ratings-Based Approach ("IRB").

Covered bonds

During the year, Swedbank Mortgage received permission from the Swedish Financial Supervisory Authority to issue covered bonds. Swedbank Mortgage intends to convert its existing funding to covered bonds in the second quarter of 2008. The aim is to obtain the highest rating on its covered funding.

New head of Swedish Banking

In December, Kjell Hedman was appointed head of Swedish Banking.


SEKbn
400
300
200
100
0
Percent
40
30
20
10
0

PROFIT TREND

Profit for the year declined by SEK 132m to SEK 6,182m. The return on equity improved to 23.2 percent (22.3). The cost/income ratio was 0.51 (0.51). Income increased by SEK 731m or 4 percent to SEK 17,678m.

Net interest income increased by SEK 233m or 2 percent to SEK 11,701m. Further increases in deposit and lending volumes raised net interest income by SEK 1,304m. The lending margin decreased by 14 bp to 0.86 percent, which reduced net interest income by SEK 1,135m. In terms of deposits, the interest margin improved by 24 bp to 1.30 percent mainly due to a higher repo rate, which positively affected net interest income by SEK 703m. Other effects were SEK 639m lower.

Net commission income increased by SEK 330m or 8 percent to SEK 4,504m mainly due to higher income from payment services as well as mutual fund and insurance operations.

Net gains and losses on financial items at fair value decreased by SEK 73m to SEK 335m mainly because lending, funding and derivatives were marked to fair value by Swedbank Mortgage.

The share of profit or loss in associates increased by SEK 101m to SEK 331m. Partly owned banks and EnterCard reported profit improvements.

Other income increased by SEK 140m to SEK 807m mainly due to income from the sale off CEK AB and income from Swedbank Försäkring related to a surplus from the loan protection product.

Expenses increased by SEK 302m or 3 percent to SEK 9,000m.

Staff costs excluding profit-based compensation increased by SEK 107m or 3 percent mainly due to contractual salary increases. Profit-based compensation increased by SEK 165m due to higher expenses for the profit-sharing and incentive programs.

Other expenses increased by SEK 30m or 1 percent to SEK 4,704m partly due to higher expenses for IT and security.

Loan losses amounted to a net of SEK 71m (-499).

The number of full-time positions decreased by 3 to 6,236.

INCOME STATEMENT, SWEDISH BANKING

SEKm	2007 Jan-Dec	2006 Jan-Dec
Net interest income	11,701	11,468
Net commission income	4,504	4,174
Net gains and losses on financial items	335	408
Other income	1,138	897
Income	**17,678**	**16,947**
Staff costs	4,296	4,024
IT expenses	892	830
Other expenses	3,728	3,719
Depreciation/amortization	84	125
Expenses	**9,000**	**8,698**
Profit before loan losses	**8,678**	**8,249**
Loan losses	71	-499
Operating profit	**8,607**	**8,748**
Tax expense	2,413	2,436
Profit for the year	**6,194**	**6,312**
Profit for the year attributable to: Shareholders of Swedbank AB	**6,182**	**6,314**
Minority interest	12	-2
Allocated equity	26,658	28,270
Return on allocated equity, %	23.2	22.3
C/I ratio before loan losses	0.51	0.51
Income items		
Income from external customers	15,802	15,038
Income from transactions with other business segments	1,876	1,909
Total income	**17,678**	**16,947**
Business volumes, SEK billion		
Lending	867	762
Deposits	308	267
Mutual funds & insurance	251	255
Other investment volume	25	19
Investments in associates	2	2
Risk-weighted volume older rules	623	536
Total assets	972	840
Total liabilities	943	809
Share of group's operating profit attributable to Shareholders of Swedbank AB, %	51.5	58.0
Full-time employees	6,236	6,239

SAVING BANKS AND PARTLY OWNED BANKS

SEKbn	2007	2006
Deposits	140	122
Lending	138	123
Lending through Swedbank Mortgage	111	104
Savings through Swedbank Robur	92	97
No. of employees	3,215	3,320

The region's leading bank

Baltic Banking raised its profit by 46 percent to SEK 4.3bn in 2007. At the same time, loan growth decreased due to a tighter credit policy and lower demand, which in turn is helping to support a return to a more balanced economic trend in the region.

With high long-term economic growth potential and low penetration for many financial products and services in the region, Baltic Banking will continue to develop rapidly for many years to come.

Baltic Banking remains a success not only financially but also as measured by the number of awards it has received. In 2007, the bank was named Bank of the Year in Latvia by The Banker and Euromoney's Bank of the Year in Estonia. In addition, it ranked as the most popular employer in both Estonia and Latvia, and one of the ten most popular in Lithuania. Operations in the Baltic countries have developed strongly in recent years, and as the leading bank in the region, its market shares are significant in all product areas.

To be even more competitive, Baltic Banking raised its objectives in a number of areas in 2007. The IT structure for governance and decision making processes was improved and new decision support tools were developed to better take advantage of the bank's valuable customer database. Moreover, a number of pan-Baltic mass market products were developed. A project was launched to further improve business processes and thereby increase productivity. The various initiatives are important to the future development of the business. The aim is to better meet new challenges as the Baltic markets mature, to more readily develop and deliver new offerings to customers, and to reach the financial objectives.

More cautious lending

Lending grew 33 percent in local currency in 2007. A gradual slowdown has been noted since 2006, when the annual growth rate was 59 percent. The lower rate of increase is due to more cautious lending to ensure credit quality, coupled with a slower demand and activity in, above all, the real estate market.

Loan penetration has increased quickly

As a share of GDP, loans have grown quickly in the Baltic countries in recent years, from 29 percent in 2004 to 89 percent at the end of 2007. The fastest loan growth has been in Estonia. Credit products now have the same penetration in the Baltic countries as Greece, Italy and France. The gap between the Nordic countries is still quite large, however. In 2007, credit growth slowed in Estonia and Latvia, while Lithuania, where economic development has trailed the other two countries, maintained a high growth rate for all types of credit.

Mortgage leader

In Estonia, nearly half of all mortgage customers get their loans from the bank. In Latvia and Lithuania, the market share is approximately 30 percent. The household sector accounts for the largest share of credit growth in the Baltics in recent years. Low unemployment, rapidly rising wages and low real interest rates, along with a growing supply in the real estate market,

Retail customers, million	Corporate customers	Branches	Bank cards, million
[illegible]	[illegible]	299	3.4



Baltic Banking comprises the group's operations in Estonia, Latvia and Lithuania, with 5.2 million customers. Operations are carried out under the Hansabank brand name.

Through an extensive branch network, along with telephone and Internet channels, Hansabank offers a complete range of products and services for consumers and corporates. Hansabank is the leader in the most important segments of the growing Baltic markets.

Baltic Banking Operations are defined as the subsidiary group Hansabank, excluding the operations in Russia. An adjustment is also made for slightly lower equity allocated to this business on the basis of the estimated need for risk capital compared with the de facto equity in the subsidiary group. The effects of Swedbank's ownership of Hansabank are reported in Baltic Banking Investments.

have created strong mortgage demand. Residential mortgages rose 39 percent in 2007. The increase in 2006 was 75 percent. In Estonia and Latvia, residential real estate prices fell during the second half year, while prices in Lithuania remained strong. Tighter terms introduced on new loans slightly reduced market shares for mortgages during the year.

In late 2006, home owners insurance was introduced to complement real estate purchases. Sales have been successful, and today 51 percent of new mortgage customers in Estonia, 75 percent in Latvia and 94 percent in Lithuania, have insured their homes through the bank.

Market

For a number of years, the Baltic countries have generated growth rates above the EU average. Considering the low penetration in a number of areas and the fact that per capita GDP is only 55-65 percent of the EU average, long-term prospects look good, even though growth will slow.

Rapid growth in the Baltic countries is primarily due to consumer spending, which has been driven by higher disposable incomes and available credit from abroad. The three Baltic countries are also reaping the fruits of radical reforms in the 1990's. All three rank high in terms of economic freedom, transparency and innovation. Following EU accession in 2004, Baltic laws and government institutions have been harmonized with the rest of Europe.

The strong growth has also led to imbalances in the Baltic economies, which in the short term will require action, including by the government. Low interest rates and unemployment as well as rapidly rising incomes have led to substantially higher household debt and a major increase in real estate prices. A shortage of labour has caused higher inflation and rising costs for businesses. The current account deficit, which has swelled in pace with rapidly growing imports, has reached 20-30 percent of GDP. The imbalances will slow the growth rate in the years ahead with a greater risk of economic volatility, although the situation differs by country.

Estonia is slightly ahead of the other two in the business cycle. Its economic growth rate declined already in 2007 as the result of lower consumer spending and capital investments, a labour shortage, cost increases and tighter monetary policy.

In late 2007, Latvia showed the first signs of an economic slowdown for the same reasons as in Estonia. Lithuania's economy continues to grow quickly, with high domestic consumption and exports of value-added products as the main drivers. The outlook for 2008 remains positive, although the first signs of a slowdown have been noted through a slight drop in consumer confidence.

Facts	Estonia	Latvia	Lithuania
Employment, %*	69.7	67.6	65.4
Population, million	1.3	2.3	3.4
Currency	Kroon (EEK)	Lat (LVL)	Lita (LTL)
	- Fixed exchange rate of EEK 15.65 per euro in a currency board - ERM II currency since June 2004	- ERM II currency as a of May 2, 2005 - Fixed exchange rate of LVL 0.7028 per euro as of January 1, 2005 - Allowed to fluctuate within a narrow span of +/-1%	- Fixed exchange rate of LTL 3.45 per euro in a currency board - ERM II currency since June 2004

* Percent of the population between ages 15-64


USD thousands
Percent
20
15
10
5
0
12
9
6
3
0
2003
2004
2005
2006
2007
Estonia
Latvia
Lithuania


Inflation
Inter bank rate*
12
8
4
0
-4
16
12
8
4
0
2003
2004
2005
2006
2007
Estonia
Latvia
Lithuania


Percent of GDP
100
75
50
25
0
2003
2004
2005
2006
Estonia
Latvia
Lithuania


Demand for advice
is growing
in pace with
the economy
With GDP growth far exceeding the EU average, Estonia, Latvia and Lithuania have experienced substantial increases in household income. This has led to higher demand for financial advice, the range of which requires a universal bank.

Well balanced consumer credit portfolio

A more cautious strategy has also been introduced for the sale and marketing of credit cards and other consumer credits such as overdraft facilities and unsecured loans. In the beginning of 2007, all advertising for the bank's credit cards was stopped.

The consumer credits portfolio, which was established in early 2005, is now well balanced and diversified. Growth was 41 percent in 2007. At year-end, the bank's total consumer credit portfolio amounted to SEK 8bn and it had 834,000 credit cards in issue.

Sustainable growth in corporate lending

Growth in corporate lending (loans and leasing) has fallen to more balanced levels: 30 percent in 2007 compared with 54 percent in 2006. In addition to a slowdown in economic development in Estonia and Latvia, lower growth was due to more cautious lending to the construction and real estate sectors.

Commercial real estate prices have not been affected by the weaker trend in the housing market. Demand for office space remains high, although macroeconomic imbalances have caused increased risk. Construction and real estate loans accounted for 27 percent of total corporate lending at year-end.

Other areas of corporate lending have developed well, but that differs by country. Weaker domestic demand and a slowdown in investment growth in Estonia and Latvia in 2007 have meant lower credit demand from businesses in both countries. On the other hand, Lithuanian businesses continued to increase their borrowing at the same rate as in 2006. The leasing portfolio increased during the year, particularly in Latvia and Lithuania, and the market share in the Baltic States remains high at 42 percent.

High costs, together with a weaker economic outlook, have affected credit quality in the corporate sector. As a result, the bank will retain a cautious approach in its corporate lending in 2008.

For further information, visit www.swedbank.com/ir.

Sustainable development

As one of the region's largest companies, Hansabank contributes to its development by sponsoring educational, social and cultural projects.

In Estonia, Hansabank sponsors the "Youth to school" project, to encourage college students to fill the shortage of teachers. It also contributes, together with Merko Ehitus and Eesti Energia, to running trails in various locations around the country, and it supports Tartu University and the Estonian Technical University.

In Latvia, Hansabank sponsors, among other things, the national wheelchair basketball team and a traffic safety project in 200 schools.

In Lithuania, Hansabank has joined LNK Television and Vilnius University to establish the National Advancement Awards for individuals who have contributed to Lithuania's development in science, culture and fellowship. The bank also works with schools to arrange study visits and lectures.

For further information visit www.swedbank.com.

Savings: A future growth area

As the Baltic savings markets mature, the bank has expanded its offering to include equity funds and structured products.

Traditional deposits are still the main form of savings, although alternatives are growing in popularity. High economic growth and rising wages have given more households the resources to invest in stocks and mutual funds, for example. At the same time, demand for long-term savings is high. Developing an extensive range of investment products for a larger, more developed market is a future growth area. In recent years, training and information to customers about investing has been prioritized, with the aim of encouraging them to take a long-term perspective toward their personal finances.


SEKm
5,000
4,000
3,000
2,000
1,000
0


Percent
40
30
20
10
0

Half of all pension savers

Pension savings continue to grow quickly. At year-end 2007, around 2.4 million consumers began to save through the individual pension savings scheme introduced in connection with the pension reform in the Baltic States in 2002. This means that practically every working Baltic citizen has begun to save for retirement.

The bank defended its high market shares in 2007, and growth was strong throughout the region at 65 percent. Half of all retirement investors today rely on the bank, and 1.1 million customers have invested in one of the bank's pension funds.

Three new equity funds in 2007

The performance of the bank's equity funds was affected by concerns about the Baltic economies and growing turbulence in global financial markets. The index for the stock markets in Tallinn, Riga and Vilnius – OMX Baltic Benchmark – fell by 8.6 percent in 2007.

Net contributions to the bank's funds amounted to SEK 1.4bn, as the result of which assets under management totaled SEK 6.6bn at year-end. Today, the bank manages 34 funds, including pension funds, equity funds, liquidity funds, private markets funds and fund of funds. Three new funds were launched during the year.

Interest in life insurance is growing quickly. In Estonia, approximately 40 percent of mortgage customers have also purchased life insurance from the bank.

Leader in asset management

Total assets under management by the bank amounted to SEK 18.8bn at year-end, an increase of 42 percent from the previous year. The increase mainly related to pension savings. Deposits rose by 17 percent in 2007, which was lower than the market's growth. Competition for deposit customers is tight, with many new players offering favourable interest rates.

45 percent use Internet bank

Use of electronic payment systems is growing quickly among customers. In 2007, cross-border payments solutions were launched and systems' security was further improved.

Approximately 45 percent of all retail customers have access to the Internet bank, and this share is growing rapidly.

In business payments, a cash management offering was prioritized in which customers receive package solutions that are integrated as far as possible with the bank's system. The share of payments through electronic channels was 97 percent at year-end 2007.

The card business continues to grow quickly in terms of both number in issue and transactions. 48 percent of the bank's customers had debit cards at year-end 2007. Card payments through the bank's terminals, pre-defined payments, rose by 39 percent, to SEK 24.9bn, while the volume of card payments rose by 42 percent to SEK 28.0bn.


0.50
0.40
0.30
0.20
0.10
0
SEKbn
200
160
120
80
40
0
SEKbn
100
80
60
40
20
0

PROFIT TREND

Profit for the year increased by SEK 1,369m or 46 percent to SEK 4,322m (2,953). The return on equity amounted to 31.2 percent (31.6) and the cost/income ratio was 0.40 (0.44).

Income increased by SEK 2,603m or 42 percent to SEK 8,773m (6,170).

Net interest income increased by SEK 1,891m or 50 percent to SEK 5,667m. Further increases in deposit and lending volumes raised net interest income by SEK 1,428m. The lending margin decreased by 7 bp to 2.28 percent, which reduced net interest income by SEK 96m. In terms of deposits, the interest margin improved by 93 bp to 2.47 percent mainly due to higher interest rates, which positively affected net interest income by SEK 840m. Other effects reduced net interest income by SEK 281m.

Net commission income increased by SEK 337m or 22 percent to SEK 1,854m mainly due to higher card and payment commissions. Brokerage and lending commissions also increased.

Net gains and losses on financial items at fair value increased by SEK 213m or 35 percent to SEK 816m, mainly due to higher trading income.

Other income increased by SEK 161m or 60 percent to SEK 429m partly due to increased insurance.

Expenses increased by SEK 850m or 32 percent to SEK 3,546m (2,696).

Staff costs, excluding profit-based compensation, increased by SEK 348m, or 31 percent, to SEK 1,475m due to increases in the number of employees and higher wages. Profit-based compensation increased by SEK 185m or 48 percent to SEK 569m.

Other expenses increased by SEK 317m or 27 percent to SEK 1,502m mainly due to increased business volumes.

The number of full-time positions increased by 994 to 9,203, of which by 305 in Estonia, 336 in Latvia and 353 in Lithuania.

In the last 12 months, four new branches have been opened (Estonia - 2 to 94, Latvia + 1 to 77 and Lithuania + 5 to 128).

Loan losses amounted to SEK 450m, an increase of SEK 180m. The loan loss level was 0.35 percent (0.32).

INCOME STATEMENT, BALTIC BANKING OPERATIONS*

SEKm	2007 Jan-Dec	2006 Jan-Dec
Net interest income	5,667	3,776
Net commission income	1,854	1,517
Net gains and losses on financial items at fair value	816	603
Other income	436	274
Income	**8,773**	**6,170**
Staff costs	2,044	1,511
IT expenses	292	224
Other expenses	1,023	798
Depreciation/amortization	187	163
Expenses	**3,546**	**2,696**
Profit before loan losses	**5,227**	**3,474**
Loan losses	450	270
Operating profit	**4,777**	**3,204**
Tax expense	455	251
Profit for the year	**4,322**	**2,953**
Profit for the year attributable to: Shareholders of Swedbank AB	**4,322**	**2,953**
Minority interest		
Allocated equity	13,866	9,356
Return on allocated equity, %	31.2	31.6
C/I ratio before loan losses	0.40	0.44
Income items		
Income from external customers	8,773	6,170
Income from transactions with other business segments	0	0
Total income	**8,773**	**6,170**
Business volumes, SEK billion		
Lending	177	127
Deposits	102	84
Mutual funds & insurance	19	13
Risk-weighted volume older rules	175	125
Total assets	233	168
Total liabilities	218	156
Share of group's profit for the year attributable to Shareholders of Swedbank AB, %	36.0	27.1
Full-time employees	9,203	8,209

* The effects of Swedbank's ownership and acquisition of Hansabank are reported in note 41.

Future opportunities

The international banking operations follow and implement Swedbank's strategy in growth markets outside the group's current home markets. As part of the growth strategy, Ukraine's TAS-Kommerzbank (whose name has been changed to OJSC Swedbank) was acquired during the year.

UKRAINIAN BANKING

The Ukrainian banking market offers excellent growth opportunities. The use and penetration of financial services is low, but growing quickly. At the same time, the country's economy as a whole is experiencing a high rate of growth and is expected to continue to do so for some time. This offers Swedbank the opportunity to establish and develop a meaningful long-term profit contributor.

In early July 2007, Swedbank acquired the Ukrainian bank TAS-Kommerzbank (now OJSC Swedbank) with its subsidiary TAS-Investbank (now CJSC Swedbank Invest). The purchase price amounted to USD 735m, including an equity contribution to OJSC Swedbank of USD 50m. An additional payment of up to USD 250m is payable in three years, subject to OJSC Swedbank's financial performance. OJSC Swedbank is included in the consolidated results as of July 2007.

At the end of 2007, TAS-Kommerzbank changed its name to OJSC Swedbank and the subsidiary TAS-Investbank changed its name to CJSC Swedbank Invest. The rebranding will be completed during the first half of 2008.

In terms of lending, OJSC Swedbank ranks as Ukraine's 15th largest bank and one of the fastest growing in the retail segment. It operates branches nationwide, although the largest share of its business volume is generated in and around the capital of Kiev.

At year-end 2007, OJSC Swedbank had 3,433 employees (2,704).

Objectives

In time, OJSC Swedbank shall be one of Ukraine's leading retail banks and a major player in the corporate market. Its market shares will increase with profitability exceeding the average for the competition.

Customers

Priority private segments include the growing middle class and the mass market. In corporate banking, small and medium-sized businesses are the priority. Swedbank Invest customizes offerings for high net worth individuals and large companies. Customer segmentation is an important part of the strategy. At year-end, the number of private customers amounted to 167,000 and the number of corporate customers was 18,000.

Branch expansion is a strategic cornerstone

During the past two years, an important part of the Ukrainian strategy has been to develop retail operations. New products have been launched at the same time that distribution capacity has been strengthened significantly. The number of branches has increased over the past two years from 95 to 191, of which 25 were opened in 2007.

Another priority has been ATMs, which increased in number during the year from 74 to 157.

In late 2007, a strategy was formulated to further expand in the corporate market by offering companies a vastly improved range of financial products and services.

Broader range of products and services

Since competition in small consumer loans and other basic products is expected to increase in the years ahead, the retail range has been expanded to include mortgages, credit cards, checking accounts and other payment products.

The range of products and services available to business customers is also growing rapidly. Efforts will be made to increase lending to small and medium-sized companies. Large companies will continue to be handled primarily by Swedbank Invest, which focuses on offering customized financial solutions.

Private customers	Corporate customers	Branches	Bank cards	Internet customers	[illegible]
[illegible]	19,300	200	314,000	8,000	[illegible]

International Banking comprises Swedbank's growing international operations outside its home markets of Sweden, Estonia, Latvia and Lithuania. The objective is that at least Ukraine and Russia will develop into geographical home markets for the group.

Aside from operations in Ukraine and Russia, the business area consists of operations in Luxembourg, Finland, Denmark and Norway as well as the representative offices in Japan and Ukraine. Their main purpose is to support Swedbank's operations in its geographical home markets.

Substantial volume growth

Lending amounted to SEK 11bn at year-end. In local currency, lending increased by 112 percent during the year.

Deposits amounted to SEK 6bn. In local currency, deposits increased by 36 percent over the past 12 months.

The market share for total lending in Ukraine was 2 percent.

RUSSIAN BANKING

Like the Ukrainian banking market, the Russian market offers favourable prospects for long-term growth. The penetration of financial products is significantly lower than the EU average, and the economy is expected to maintain a high growth rate in the long term.

Swedbank's Russian operations comprise three branches in Moscow, St. Petersburg and Kaliningrad, as well as leasing and trade finance operations. At year-end 2007, lending amounted to SEK 10bn (6) with 386 (233) employees.

The customer base consists of around 400 companies and 2,000 private customers. The priority customer segments are medium-sized and large companies as well as private customers with high purchasing power.

Market

Ukraine

Despite political turbulence, Ukraine's economy has developed strongly in recent years.

Between 2000 and 2006, GDP rose 52 percent, or 7.4 percent per year. Domestic demand is driving growth. Household consumption is growing strongly thanks to a robust job market and falling unemployment as well as double-digit increases in real disposable income. Rapid credit growth is also contributing to higher spending and investments. Between 2001 and 2006, outstanding debt as a percentage of GDP tripled to 46 percent. Credit growth reached 76 percent on an annual basis in July 2007. Bank loans now account for over 15 percent of financing for corporate investments, compared with 8 percent in 2003-2004. This is the result of lower corporate profits and better access to bank loans. Among households, the average length of loans is an indication that most are for durable goods or housing investments. A drought and rising food prices, along with more expansive economic policies, are driving inflation, which reached 11.2 percent in 2007. Food accounts for more than 60 percent of household spending on goods and services.

Per capita GDP is only 25 percent of the OECD average (measured in terms of buying power), leaving plenty of room for "catch-up" growth. But first Ukraine must speed up its reform process to ensure that growth is sustainable.

It is important to note that Ukraine was one of the countries that experienced the greatest economic declines after the fall of communism, by 60 percent between 1990 and 1999



Employment level*	62 %
Population, million	46.6
Currency	Hryvnias (Hrv)

Officially linked to the USD at a rate of HRV 5.05 per dollar.
The exchange rate is allowed to fluctuate within a band of +/- 1%

* Percent of the population able to work between ages 15-75.


USD, thousands
Percent
20
15
10
5
0
12
9
6
3
0
2003
2004
2005
2006
2007
GDP
GDP growth


Inflation
Repo rate*
16
12
8
4
0
12
9
6
3
0
2003
2004
2005
2006
2007
Inflation
Repo rate


Percent of GDP
100
75
50
25
0
2003
2004
2005
2006

Since their inception, the Russian operations have primarily focused on medium-sized and large companies. The launch of a retail strategy in 2007 broadened the offering to also include private customers. Although a complete product range and competitive prices are important aspects of the strategy, a high level of service will perhaps be the most important competitive factor for Russian retail operations.

In the years ahead, the Russian operations will grow to become a universal bank.

Name change to Swedbank

In 2007, the business changed its name from Hansabank to Swedbank. A decision was also made to transfer ownership of OAO Swedbank and the leasing company OOO Hansa Leasing from Hansabank in Estonia to Swedbank in Sweden. The transfer requires the approval of the Russian regulatory authorities.

Russia

Russia's economic growth is driven by high commodity prices, a huge capital influx and expansive fiscal policies. Since 2000, GDP has increased by 55 percent, after growing 7.8 percent in 2007. Domestic demand is rising quickly. Consumer spending increased by 12 percent and gross investments by 20 percent in 2007.

Strong global demand for commodities, coupled with cheap energy and a labour surplus, has left Russia with surpluses in its current account balance and budget. Foreign-currency reserves are a record-high USD 450bn. Government expenditures are increasing rapidly, however, by 28 percent in 2007, indicating that the budget surplus will be eradicated by the end of 2010.

Employment level*	59.6 %
Population, million	142.4
Currency	Ruble (RUB)

The Ruble's exchange arrangement is equivalent to managed-float. The exchange rate is determined in the interbank foreign exchange market.

* Percent of the population able to work between ages 15–75

The rapid increase in domestic demand is a sign of the growing diversification of the economy. At the same time, the industrial and commodity sectors are not able to sufficiently boost production, which is slowing export growth.

With inflation rising to 8.7 percent in 2007, pressure is increasing on the central bank to allow the ruble to rise. Energy and transportation prices are increasing at double-digit rates. Food prices are also rising fast due to insufficient domestic production as well as the international rise in prices. In Russia, food accounts for 40 percent of the consumer price index, against only 13 percent in Sweden.

High interest rates are having a cooling effect on otherwise strong credit growth in the household sector (in July 2007, the rate of increase was 70 percent), and could slow growth in capital expenditures by industry and the retail sector as well.

Due to the slow pace of reforms, Russia may not be able to maintain its growth rate, since insufficient resources are being invested in productivity, competitiveness and diversification. Russia's trend toward more state ownership in more sectors is a major threat to economic growth in the slightly longer term.

USD thousands | Percent
20 15 10 5 0 | 12 9 6 3 0
2003 2004 2005 2006 2007

Inflation | Repo rate*
16 12 8 4 0 | 16 12 8 4 0
2003 2004 2005 2006 2007

Percent of GDP
100 75 50 25 0
2003 2004 2005 2006

Objectives

Over time, Swedbank will become a leading universal bank in northwest Russia, with a large network of branches in Moscow, St. Petersburg and Kaliningrad.

Activities 2007

In 2007, a management team was appointed for the new Russian retail operations and several new products for retail customers, such as cards and mortgage loans, were launched. The corporate team was strengthened through the recruitment of the new employees and training programs for client relationship managers. New industries were targeted such as chemicals, aviation and machine tooling.

Restriction on operations

On 6 June 2007 the Bank of Russia decided to restrict portions of Swedbank's operations in Russia for three months. According to the central bank, Swedbank violated federal laws and the normative acts of the Russian central bank. After Swedbank implemented the necessary measures, the restrictions were lifted on 5 September.

NORDIC BRANCHES

Swedbank's branch in Norway was established in 1998. Money and capital market operations as well as services for financial institutions are part of Swedbank Markets. The branch has historically served Swedish corporate customers with operations in Norway and a select number of Norwegian corporate customers. The customer base and loan portfolio have grown substantially in the past two years. As of 2007, the consumer market is being cultivated together with EnterCard and First Securities.

Swedbank's branch in Denmark was established in the spring of 2005. In the autumn of 2006, a second branch was opened for consumers and corporate customers. The market share among people who commute between Sweden and Denmark across Öresund is estimated at 30 percent.

Swedbank's branch in Finland was opened in the autumn of 2005. Its focus is on Swedish corporate customers with operations in Finland, Finnish corporate customers with business in the Baltic States and Russia, and a select number of other Finnish corporate customers.

Lending by the Nordic branches totaled SEK 13bn at year-end 2007, an increase of SEK 7bn in one year. The increase was primarily in Norway. The number of full-time positions was 65, an increase of 29 in one year.

LUXEMBOURG

Swedbank Luxembourg specializes in investment advice and asset management services for Swedes who live abroad, are planning to move abroad or have capital there. In addition to the branch in Luxembourg, another is maintained in Spain. Swedbank Luxembourg also offers advice to businesses and business owners with an interest in establishing and owning companies abroad and asset management services outside Sweden. Swedbank's private banking operations in Luxembourg have grown in scope in recent years. Assets under management amounted to SEK 3.3bn (3.9) at year-end with 57 (54) full-time employees.

OTHER OPERATIONS

A decision has been made to establish a new representative office in Poland.


SEKbn
12
9
6
3
0
2005*
2006*
2007


SEKbn
12
9
6
3
0
2005
2006
2007

A young industry on the move

A growing Ukrainian economy is stimulating demand for diversified banking services. Contact with a bank employee is becoming natural for Ukrainians interested in managing their personal finances. Swedbank operates in Ukraine through 191 branches offering an array of accounts, payment solutions, financing and advice.

PROFIT TREND

Profit for the period increased by SEK 269m to SEK 268m (-1). The return on equity was 6.9 percent (neg.). The cost/income ratio was 0.60 (0.89).

Of the profit increase, SEK 126m came from Ukrainian Banking Operations and SEK 191m from Russian Banking, which in the previous year was negatively affected by a provision of SEK 151m for a VAT dispute in the leasing operations. In 2007, SEK 60m of the VAT that had been allocated was refunded.

Profit for the period for Ukrainian Banking Investment, i.e., Swedbank's expenses for the investment in the form of financing expenses and amortization of surplus values at the group level, amounted to SEK -74m.

INCOME STATEMENT

SEKm	2007 Jan-Dec	2006 Jan-Dec	2007 Jan-Dec	2006 Jan-Dec	2007 Jul-Dec
	International Banking		of which Russian Banking		of which Ukrainian Banking Operations*
Net interest income	986	456	449	348	445
Net commission income	196	116	27	19	51
Net gains and losses on financial items at fair value	81	38	11	20	61
Other income	16	7	8	4	2
Income	**1,279**	**617**	**495**	**391**	**559**
Staff costs	405	172	123	72	149
IT expenses	54	32	14	7	5
Other expenses	247	339	88	253	91
Depreciation/amortization	65	8	4	3	23
Expenses	**771**	**551**	**229**	**335**	**268**
Profit before loan losses	**508**	**66**	**266**	**56**	**291**
Loan losses	170	31	49	31	122
Operating profit	**338**	**35**	**217**	**25**	**169**
Tax expense	70	36	40	39	43
Profit for the year	268	-1	177	-14	126
Profit for the year attributable to:					
Shareholders of Swedbank AB	**268**	**-1**	**177**	**-14**	**126**
Minority interest					
Allocated equity	3,884	1,060	899	552	630
Return on allocated equity, %	6.9	neg.	19.7	neg.	20.0
C/I ratio before loan losses	0.60	0.89	0.46	0.86	0.48
Income items					
Income from external customers	1,273	613	495	391	559
Income from transactions with other business segments	6	4			
Total income	**1,279**	**617**	**495**	**391**	**559**
Business volumes, SEK billion					
Lending	34	13	10	6	11
Deposits	13	4	1	1	6
Mutual funds & insurance	2	2			
Risk-weighted volume older rules	38	15	10	7	11
Total assets	47	18	12	8	14
Total liabilities	41	17	11	7	11
Share of group's profit for the period attributable to Shareholders of Swedbank AB, %	2.2	0.0	1.5	neg.	1.1
Full-time employees	3,952	332	386	233	3,433

* Reported excluding the group-wide effects of Swedbank's ownership and acquisition of OJSC Swedbank.

Swedbank's investment bank

During the year, Swedbank Markets strengthened its position as a leader in structured investment products in Sweden and remained the leader in the Swedish and Norwegian credit bond markets.

Continued success in fixed income and currency trading

Swedbank Markets has been the market leader in the credit bond market for a number of years. In 2007, it retained its position as the largest issuer in the Swedish market and the second-largest institution in the Norwegian market. Total issued volume amounted to approximately SEK 63bn, corresponding to a market share of slightly more than 20 percent.

Turnover in the Swedish currency market continued to rise during the year. Swedbank offers a broad range of services to minimize currency risks for companies and institutions, for which demand has risen significantly. Trading by customers using Swedbank's electronic FX Trade system also reported continued growth; 43 percent of currency trades were made electronically at the end of the year.

The fixed income market also enjoyed a high level of activity and stronger customer volume. Market shares for mortgage and government bond trading rose. Credit markets became nervous in the autumn as the result of the US subprime crisis. The market experienced considerable turbulence, which led to a change in the price of credit risk and higher financing costs for the market's players. As a result, the book value of Swedbank Markets' holding of credit bonds declined by approximately SEK 100m during the second half of the year.

Further expansion in Project and Corporate Finance

The Project and Corporate Finance business area offers specialized advice on corporate finance, ownership-related issues, initial public offerings, and mergers and acquisitions.

During the year, the corporate finance operations were expanded geographically to Estonia, Latvia and Lithuania, and in December an agreement was reached to acquire a small Russian firm specializing in financial advice to Nordic and Russian companies in connection with acquisitions and divestments in Russia. Project and Corporate Finance is a priority growth area.

Strong growth in structured products

Sales of structured products continued to grow substantially during the year, especially among institutional customers, where growth was 54 percent. Structured investment products mainly consist of various forms of equity linked bonds called SPAX.

Swedbank Markets' total issuance of structured investment products amounted to approximately SEK 18.6bn, an increase of 39 percent. Swedbank Markets successfully retained its leadership position with 27 percent of the total outstanding volume in this growing market.

As part of its aim to be a service leader, Swedbank offers daily pricing of all its equity linked bonds. This allows customers to quickly and cost-effectively buy and sell structured investment products.

Competitive securities services

In addition to institutional equity trading, Swedbank Markets' equity operations also play an important role as a supplier to Swedbank's branch network.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and currency markets as well as financing solutions and professional analysis and advice. For individual investors, Swedbank Markets offers equity trading and other investment services such as equity linked bonds. Sales are handled through Swedbank's branch network in Sweden, through savings banks and partly owned banks in Sweden, as well as through the Internet Bank and Telephone Bank. Swedbank Markets also has [illegible] financial institutions.

In addition to operations in Sweden [illegible] includes the subsidiaries First Securities [illegible] Swedbank First Securities LLC in New York [illegible] ations of the Norwegian branch, [illegible] and Shanghai, and Project and Corporate [illegible] in Estonia, Latvia and Lithuania.

Swedbank's market shares have remained stable, and its share of trading on the OMX Stockholm stock exchange remains approximately 4 percent. Its market shares for derivative trading have generally improved, and its share of customer trading in warrants increased from 9.2 percent in the previous year to 11.9 percent.

In 2007, securities services were further developed to be even more competitive. Online equity trading continued to post strong growth. The number of customers using the basic Internet brokerage facility grew by 106 percent. The NetTrade Premium service, which already offers one of the market's lowest commissions at 0.03 percent, further reduced its minimum commission to be even more competitive. Moreover, customers can receive brokerage services, such as professional advice and trade execution, via the telephone bank.

Strategic cooperation with JP Morgan

During the year, the Custody unit made an announcement that greatly strengthens its customer offering. Through a strategic cooperation with JP Morgan Worldwide Securities, Swedbank can now combine its knowledge of the local market with JP Morgan's sophisticated securities products and expertise.

First Securities: Norwegian leader

The subsidiary First Securities is a leading Norwegian brokerage with offices in Oslo, Stavanger, Bergen and Trondheim. It has been 51 percent owned by Swedbank since 2005, with Norway's Sparebank 1 Gruppen and First Securities' employees owning the rest. First Securities is active in equity and fixed income trading and corporate finance.

Since 2006, Swedbank Markets also has a brokerage unit in New York that focuses on trading in Nordic and Baltic equities. This business is managed together with First Securities under the name Swedbank First Securities LLC.

Number of awards

According to a leading survey by Prospera, Swedbank's corporate finance unit ranked 3 to 5 in Sweden in its main segments out of a total of 18 national and international investment banks.

Swedbank Markets' back office for fixed income and currency trading was named best in Sweden in another Prospera survey. In a similar survey in Norway, the money market back office ranked number one.

SWEDBANK MARKETS, STOCKHOLM STOCK EXCHANGE, RANKING

	2007	2006
Equity-related products	7th	7th
Stock options, Market Maker	2nd	2nd
Stock options, Customer	5th	6th
Stock futures, Market Maker	2nd	3rd
Stock futures, Customer	4th	6th

SWEDBANK MARKETS, ISSUES, CREDIT BONDS SEK/NOK

	2007	2006
Volume, SEKbn	63	64
Market share, percent	20	20
Ranking (Sweden)	1	1
Ranking (Norway)	2	2

SEKbn
20
16
12
8
4
0

(Issue volume for structured investments registered by VPC as equity linked bonds)
Percent
25
20
15
10
5
0
2003 2004 2005 2006 2007


Recip
Recip

Lars Backsell and Thomas Eldered are the owners of Recipharm AB. In its ten years as a customer, Swedbank has seen Recipharm grow its sales from less than SEK 100m to more than SEK 1bn through international expansion.

Recipharm serves as a contract manufacturer for the pharmaceutical industry with five plants in Sweden, one in France and one in the UK. Future plans may include a public listing.

PROFIT TREND

Profit for the year increased by SEK 26m to SEK 1,010m. The return on equity was 24.2 percent (27.3) and the cost/income ratio was 0.56 (0.55).

Income rose SEK 46m or 1 percent to SEK 3,557m. First Securities' income declined by SEK 152m.

Expenses increased by SEK 51m or 3 percent to SEK 1,992m. Contractual salary increases and the new establishments in Shanghai and New York contributed to the increase, while profit-based expenses decreased.

INCOME STATEMENT, SWEDBANK MARKETS

SEKm	2007 Jan-Dec	2006 Jan-Dec
Net interest income	1,343	840
Net commission income	1,441	1,469
Net gains and losses on financial items at fair value	729	1,161
Other income	44	41
Income	**3,557**	**3,511**
Staff costs	1,239	1,260
IT expenses	239	232
Other expenses	501	438
Depreciation/amortization	13	11
Expenses	**1,992**	**1,941**
Profit before loan losses	**1,565**	**1,570**
Loan losses		-11
Operating profit	**1,565**	**1,581**
Tax expense	427	423
Profit for the year	**1,138**	**1,158**
Profit for the year attributable to: Shareholders of Swedbank AB	**1,010**	**984**
Minority interest	128	174
Allocated equity	4,169	3,598
Return on allocated equity, %	24.2	27.3
C/I ratio before loan losses	0.56	0.55
Income items		
Income from external customers	3,265	3,321
Income from transactions with other business segments	292	190
Total income	**3,557**	**3,511**
Business volumes, SEK billion		
Lending	24	16
Deposits	27	22
Mutual funds & insurance	1	1
Other investment volume	30	23
Risk-weighted volume older rules	50	45
Total assets	446	320
Total liabilities	442	316
Share of group's profit for the period attributable to Shareholders of Swedbank AB, %	8.4	9.0
Full-time employees	752	668

Fund Manager of the Year

Swedbank Robur, Sweden's largest fund manager in terms of assets under management, celebrated 40 years as a fund management company in 2007. It was also named Fund Manager of the Year.

Swedbank Robur was named Fund Management Company of the Year in 2007 by Dagens Industri and Morningstar. In the prestigious annual competition, Swedbank Robur won the award as Fund Manager of the Year for its "strong fund performance in 2007."

Swedish mutual fund market

Net investments in the Swedish mutual fund market decreased by 69 percent in 2007 to SEK 27bn. Gross contributions to Swedbank Robur's funds amounted to SEK 107bn (101), while net contributions totaled SEK -10bn. The market share of assets under management was 25 percent. With total assets under management of approximately SEK 401bn, Swedbank was the second-largest shareholder on the Stockholm Stock Exchange at year-end, after the Swedish government.

At year-end, Swedbank Robur managed 102 funds, nine of which were socially responsible or environmental funds. Together with the 134 external funds offered, the total number available to customers is 236.

In institutional asset management, which offers discretionary management for municipalities, county councils, organizations, foundations and companies, assets under management amounted to SEK 246bn (63) at year-end.

Key agreement with Folksam

In 2007, Swedbank and Folksam signed an agreement on discretionary management whereby Swedbank Robur manages Folksam's portfolio of fixed-income securities and equities. At 31 December, managed assets amounted to about SEK 175bn. Swedbank Robur also agreed to acquire Folksam Fond AB, with approximately SEK 28bn in assets under management. The acquisition closed on 2 January 2008. On 1 January 2008, the insurers KP and Folksam Liv merged. The pension society's capital and KP's Pension Foundation, about SEK 48bn, will be managed by Swedbank Robur.

Investors becoming more active

Fund investors are making more active, short-term investment decisions. In the past year, various niche funds have seen large net contributions from investors. Among popular niche funds are those investing in emerging markets and commodities.

Pension savings: a priority growth area

Pension savings are a priority area for Swedbank Försäkring, one of Sweden's leaders in unit-linked funds. Further deregulation of the occupational pension market, the opening of the contractual pension market to competition and the increased importance of private pension savings are factors that offer potential for future growth.

In private pension savings, Swedbank offers Individual Pension Savings (IPS), Swedbank Traditional Pension, Pensionsförsäkring Fond and a number of premium pension funds. Swedbank Försäkring is a full-range supplier in the occupational pension area. In the investment area, Swedbank


Savings products
Insurance products
Through external distributors
Through branch network, web, telephone
Through procurement
Customer

Asset Management and **Insurance** comprises Swedbank Robur, offering mutual funds, insurance, pension products and discretionary asset management for individual investors, institutional clients and businesses.

Swedbank Robur offers investment opportunities in around 100 of its own funds. Products are sold through Swedbank, the savings banks and partly owned [illegible] also offered through [illegible] Luxembourg, Aktia Finland, [illegible] Skandiabanken.

Swedbank Robur's investment [illegible] asset management through [illegible]

Fund marketplace,

Local touch in a global arena



By gathering information on mutual funds in one location, Swedbank's online mutual fund marketplace offers one of the market's broadest ranges of funds and fund managers. In addition to Swedbank Robur's 98 funds, 29 fund management companies are represented by a total of 134 funds.

Försäkring offers both the Endowment Insurance Fund and Endowment Insurance Custody products. During the year, the focus on the private pension market led to a further increase in net receipts and market shares in contractual pensions. Swedbank's market share for new unit-linked insurance policies in Sweden was 10 percent (11) in 2007.

Total premium receipts in the Swedish insurance market amounted to SEK 145bn. Swedbank Försäkring's share was SEK 12bn, corresponding to a market share of 8 percent (9).

Swedbank is a market leader in IPS and Premium Pension (PPM) savings. The share of the overall pensions and insurance market amounted to 10 percent (11).

Swedbank Försäkring is one of the five selected underwriters of unit-linked insurance for the new ITP plan, a pension agreement that covers 700,000 private salaried employees.

Many new services and products

Thirteen new funds were launched in 2007. The launch of these new products has succeeded well. The new products accounted for 7 percent of new contributions, and, as of year-end, asset volume for the recently launched products amounted to SEK 6bn.

In the insurance segment, the new Endowment Insurance Custody offers great flexibility in the choice of investment within endowment insurance. In addition, Endowment Insurance Custody offers customers life insurance protection.

Fund management performance

The majority of Swedbank Robur's funds generated a positive return during the year. Swedish equity funds decreased in value by between 1.9 and 4.3 percent, while "Alleman" (public savings) funds appreciated by 0.3–0.6 percent. Balanced funds changed in value by between –4.0 and 2.6 percent, while Swedish fixed income funds appreciated between 1.1 and 3.7 percent.

Morningstar, the world's largest independent provider of fund information, gave Swedbank Robur's funds an average rating of 3.42 (3.22) as of 31 December. Swedbank Robur has the second highest ranking of all the large fund companies.

Sustainable development

In contrast to its competition, Swedbank Robur's team of socially responsible and environmental fund specialists perform their own analyses of Swedish equities. The team is comprised of three analysts, who work together with Swedbank Robur's other analysts.

The analysis acts as a tool, helping companies improve in the areas of social responsibility and environment. Following the analysis, a report is presented to the individual company, including suggestions for improvements. An open, long-term dialogue is maintained with these companies.

Investors can use socially responsible and environmental funds as a tool to encourage companies to be more conscious of ethical and environmental issues.

Swedbank Robur currently manages ten socially responsible and environmental funds with aggregate assets under management of SEK 8bn. The bank's mutual fund marketplace offers an additional 16 socially responsible funds, in addition to several SPAX alternatives focused on social responsibility and the environment.

A number of awards

Morningstar ranks Europe's 50 largest fund management companies. In January 2007, it named Swedbank the best equity fund manager in the Nordic region and the sixth-best in Europe. In February 2007, the fund research firm Lipper ranked Swedbank the best fund manager in the Nordic region.

Several individual funds also received awards during the year. The Swedbank Robur Sweden Fund Mega received the highest rating by the fund researcher Wassum, and the Swedbank Robur Privatisation Fund and Norrmix funds received awards from Lipper.

In a survey by Prospera, Swedbank Robur received the highest rating from large institutional clients and finished third overall.

Active shareholder

Swedbank Robur has adopted a transparent policy and works actively with ownership issues in the companies in which it invests. Corporate governance concerns the relationship

5
4
3
2
1
0
2003 2004 2005 2006 2007

SEKbn
600
400
200
0
2003 2004 2005 2006 2007

between shareholders and the company's board and management and is exercised primarily through participation in various nomination committees and at general meetings. Maintaining an open dialogue with the companies' managements, boards and other shareholders is another important part of corporate governance. In 2007, Swedbank was represented at 163 general meetings and on 52 nomination committees. The purpose of playing an active ownership role is to maximize the long-term return while at the same time encouraging listed companies and other players in the stock market to follow accepted practices.

PROFIT TREND

Profit for the year rose SEK 98m, or 11 percent. The cost/income ratio was 0.41 (0.37). Income increased by SEK 355 m, or 19 percent, to SEK 2,183m, mainly attributable to higher managed volumes. Expenses rose SEK 211m, or 31 percent, to SEK 888m, due mainly to the Folksam transaction and expansion in the pension and insurance area. The number of full-time employees increased by 51 to 332, of which 43 were added as a result of the cooperation with Folksam.

SWEDISH MARKET DATA, SWEDBANK ROBUR 2007

SEKbn	2007	2006
New fund contributions, net	-9.8	1.6
Market share, new fund contributions, %	neg.	1.8
Assets under management	401	398
Market share, assets under management, %	24.9	25.6
Market share, new unit-linked insurance savings, %	10.1	11.0
Assets under management, unit-linked insurance	69	65

PREMIUM INFLOW, SWEDISH PENSION AND INSURANCE MARKET FOR SWEDBANK ROBUR 2007

	Volume (SEKbn)		Market share, %	
	2007	2006	2007	2006
Premium pensions	4	9	12.8	17.4
Occupational and contractual pensions	4	3	4.6	4.9
Private pension savings	2	2	15.3	12.4
Endowment insurance	7	8	16.7	21.1
Total premium inflow	**17**	**22**	**9.5**	**13.0**

PROFIT TREND, ASSET MANAGEMENT AND INSURANCE

SEKm	2007 Jan-Dec	2006 Jan-Dec
Net interest income	83	33
Net commission income	1,868	1,601
Net gains and losses on financial items at fair value	2	2
Other income	230	192
Income	**2,183**	**1,828**
Staff costs	425	302
IT expenses	148	119
Other expenses	311	254
Depreciation/amortization	4	2
Expenses	**888**	**677**
Profit before loan losses	**1,295**	**1,151**
Loan losses		
Operating profit	**1,295**	**1,151**
Tax expense	320	274
Profit for the year	**975**	**877**
Profit for the year attributable to		
Shareholders of Swedbank AB	**975**	**877**
Minority interest		
Allocated equity	1,712	1,671
Return on allocated equity, %	57.0	52.5
C/I ratio before loan losses	0.41	0.37
Income items		
Income from external customers	4,305	3,831
Income from transactions with other business segments	-2,122	-2,003
Total income	**2,183**	**1,828**
Business volumes, SEK billion		
Mutual funds & insurance	401	398
Other investment volume	205	26
Risk-weighted volume older rules	0	1
Total assets	75	71
Total liabilities	74	69
Share of group's profit for the period attributable to Shareholders of Swedbank AB, %	8.1	8.1
Full-time employees	332	281


December 31, 2007
SHB Fond 8 %
Nordea 5 %
Skandia Link 14 %
SEB Trygg liv 24 %
Swedbank Försäkring 10 %
Other 39 %
December 31, 2007
Swedish equities 30 %
Fixed income securities 32 %
Foreign
December 31, 2007
Swedbank Robur 25 %
SHB Fund 14 %
Läns-försäkringar 4 %
SEB 18 %
Nordea 12 %
Other 27 %

Synergies and cost efficiency

In an industry where transactions are increasing by about 20 percent a year, economies of scale and cost efficiency are critical. According to international benchmarking by the polling company Compass, Swedbank's IT operations are among the most cost-effective in the industry.

Shared Services

Shared Services' role is to capitalize on the economies of scale that arise when several units of the group use similar services. Comprising over 1,300 full-time positions, Shared Services is responsible for IT and back office functions for the Swedish retail operations and other shared support functions in Sweden. As the group becomes more international, Shared Services also has responsibility for integration and creating cross-border synergies.

A significant share of the group's expenses is for IT. Cost efficiency in this area is therefore a high priority. Despite substantial increases in transaction volumes, particularly for the Internet bank and in the card area, IT costs for the Swedish operations have essentially remained unchanged for several years.

The purchasing process previously introduced in Sweden was also implemented in Baltic Banking during the year. Swedbank therefore uses uniform routines for and coordinates all group purchases. To further benefit from economies of scale in this area, the implementation of the process has begun in Ukrainian Banking as well.

Shared Services continuously improves the efficiency of the bank's processes in cooperation with the other business areas using structured methodologies. A number of shared projects to further improve efficiencies are also being conducted with the Baltic operations in the areas of IT operations, management and development.

Group Staffs

Group Staffs are in place for finance, treasury, investor relations, IT governance and control, legal affairs, communications, risk control, credit, human resources and public affairs. In their capacity as executive management functions, these staffs provide support to the President and Group Executive Management, mainly regarding oversight, monitoring and control.

The priorities for the Group Staffs during the year included preparations for and implementation of the integration with OJSC Swedbank (formerly TAS Kommerzbank) in Ukraine as well as modifications and preparations for new regulations. The most significant were the implementation of the new Basel 2 capital adequacy rules (see page 60) and MiFID, a directive governing securities trading in the EU and ESS. Extensive preparations were made for the EU's directive on the prevention of money laundering and terrorist financing and the Single Euro Payments Area (SEPA). Swedbank has made great progress in all these areas.

Shared Services and Group Staffs comprise IT and other service functions in Sweden, Treasury, Group Executive Management, Group Staffs and the group's own insurance company, Sparia.

To effectively improve services for the bank's customers, take advantage of econo[illegible] ness, Swedbank has[illegible] single organization.[illegible] though to a growing [illegible] chasing, legal affairs and [illegible]

Profit trend

Profit for the year decreased by SEK 562m to SEK -298m (264). The decline was mainly due to lower income from Group Treasury, including the internal bank. The significant increases in value in 2006 in the now divested holdings in Norwegian savings banks and SpareBank 1 Gruppen also had an effect.

Income decreased by SEK 712m or 21 percent to SEK 2,749m (3,461).

Income from Group Treasury, including the internal bank, decreased by SEK 192m, of which net interest income improved by SEK 173m, while net gains and losses on financial items at fair value decreased by SEK 460m.

Income from the holding in Norwegian savings banks and SpareBank 1 Gruppen decreased by SEK 227m in 2007.

The share of profit in associates increased by SEK 98m due to lower profit from VPC.

Costs declined by SEK 64m, or 2 percent, to SEK 3,303m (3,367).

The change in group provisions for individually valued receivables was SEK -72m (4).

PROFIT TREND, SHARED SERVICES AND GROUP STAFFS

SEKm	2007 Jan-Dec	2006 Jan-Dec
Net interest income	-196	-141
Net commission income	17	-9
Net gains and losses on financial items at fair value	-246	523
Other income	3,174	3,088
Income	**2,749**	**3,461**
Staff costs	1,429	1,319
IT expenses	752	774
Other expenses	865	1,025
Depreciation/amortization	257	249
Expenses	**3,303**	**3,367**
Profit before loan losses	**-554**	**94**
Loan losses	-72	4
Operating profit	**-482**	**90**
Tax expense	-184	-174
Profit for the year	**-298**	**264**
Profit for the year attributable to:		
Shareholders of Swedbank AB	**-298**	**264**
Minority interest		
Allocated equity	5,955	5,104
Return on allocated equity, %	neg.	5.2
Income items		
Income from external customers	593	1,028
Income from transactions with other business segments	2,156	2,433
Total income	**2,749**	**3,461**
Business volumes, SEK billion		
Risk-weighted volume older rules	5	4
Total assets	246	229
Total liabilities	240	224
Share of group's profit for the period attributable to Shareholders of Swedbank AB, %	neg.	2.4
Full-time employees	1,673	1,670

A common voice

Following the acquisition of TAS-Kommerzbank in Ukraine (the name of which has been changed to OJSC Swedbank), Swedbank now has more employees outside than inside Sweden. A rapid international expansion places new demands on the recruitment of managers and other employees.

Swedbank's vision is to be the leading financial institution in the markets in which the group is active by providing customers with the best financial solutions and being a service leader. This makes it essential that group-wide HR work supports local managers in their day-to-day efforts to attract, recruit, develop and retain employees.

This work, which is coordinated at the group level, comprises:

- Leadership development
- Salaries and incentives
- Performance management
- Corporate culture
- Employee surveys

Popular employer

Swedbank remains one of the most popular employers in its home markets, which is an important factor if it is going to fill its long-term skill needs. In Estonia and Latvia, the group is recognized as the most popular employer in any industry. In Lithuania, the group ranks among the ten best among all companies, and in Sweden business students named Swedbank the fourth most popular employer in the country and number one in the financial sector.

VOICE: The whole bank speaks

To retain a strong position externally, it is important that current employees view the group as a good workplace. In 2007 the first group-wide employee survey, VOICE, was conducted. With the exception of Ukraine, it encompassed all subsidiaries and regions, totalling about 19,000 employees. The response rate was 82 percent, and the results as a whole were strong. Results indicated that motivation was high among employees and that they have great confidence in their own competence. In addition, the group's goals were perceived as clear.

Important values

In an international group like Swedbank, a corporate culture built on shared values is an important success factor. The VOICE survey indicated that the employees need to learn more about and be inspired by Swedbank's values. The efforts to implement the values in the group will therefore be intensified. The preparations for VOICE were in themselves an important part of building a common culture.

Leadership development

To ensure access to future leaders, the group takes a long-term approach to leadership development. This includes encouraging international mobility.

The group's leadership criteria describe what qualities, knowledge and traits a leader in Swedbank should have, as based on the common values. A leader in Swedbank understands the bank's business, takes initiative and cares about customers. Leaders develop the bank's employees in the best interests of the group.

Sustainable development

Ethics and preventive rules

Swedbank is totally dependent on its reputation to survive as a business. High ethical standards are the foundation on which the bank builds its reputation and image. In accordance with Swedbank's ethics and ownership policies, a strong reputation and favourable image are built in interactions with individual customers and through an open dialogue among employees. Every manager at Swedbank is responsible for discussing ethical issues and problems that arise in their operations. It is vital to our credibility that applicable rules are followed. Consequently, Swedbank maintains special units to monitor compliance. The group has established internal rules and a code of conduct to protect its reputation and promote sustainable development.

The goal is that environmental issues and their importance to our values will be integrated into competence development programs for Swedbank's employees.

The group's range of leadership development opportunities continued to be expanded during the year to broaden the base of future leaders and improve the skills of current managers.

For the second consecutive year, a group-wide leadership program was offered in 2007 to mid-level managers in Sweden, the Baltic countries and Russia.

Competence needs

Increased competition, complex services and products and rising sales require a continuous, structured approach to recruitment, development and modification of human resources.

Obtaining assistance from competent employees is the single most important factor in customer satisfaction, according to surveys conducted in 2007, including the Satisfied Customer Index. In its aim to be a service leader, Swedbank continuously provides employees with development opportunities, with an emphasis on customer interaction solutions. In 2007, employees received training in sales management techniques and customer interaction, among other activities.

The Swedish operations have few employees over the age of 60, but a large number in their fifties. Retaining these employees as long as possible and building their skills is crucial to operations. At the same time, new employees have to be recruited in younger age groups in growth regions and for various specialist functions.

In the Baltic states, strong economic growth, combined with a labour shortage, has resulted in intense competition for employees. Although Hansabank is a popular employer, recruitment and leadership development will be given higher priority. In 2007, the number of employees in Baltic Banking increased by 994.

The rapid expansion of the operations in Ukraine places greater focus on recruitment and competence development. Among other things, a career planning system has been developed and the incentive structure improved. The number of employees in Ukraine increased by 729 to 3,433 in 2007.

SWEDBANK GROUP

	2007	2006
Average number of employees	21,955	18,623
Number of employees at year-end	23,268	19,052
Number of full-time positions	22,148	17,399
Absenteeism, %*	3.9	4.2
Long-term healthy employees, %*	75.8	74.9
Employee turnover Sweden, %	9	6
Employee turnover Estonia, %	13	14
Employee turnover Latvia, %	19	17
Employee turnover Lithuania, %	13	15

* refers to the Swedish operations


24,000
20 000
16,000
12,000
8,000
4,000
0
2003
2005
2006
2007
Sweden
Baltic region


December 31, 2007


Other education 13 %
Other university level education 14 %
Three-year upper secondary school 27 %
Academic education 46 %


December 31, 2007
Age
60-
55-59
50-54
45-49
40-44
35-39
25-29
percent
Men
Women

Satisfied employees are [illegible] to our success

Swedbank works actively to stay informed on employees' views and expectations. For Swedbank, the goal is that our employees will help to keep customers satisfied by being service leaders. Motivation and competence, backed by shared values, are therefore vital to the organization's development.

International mobility

New guidelines for internal mobility and international positions were adopted in 2006 to support Swedbank's internationalization. In 2007, Swedbank decided to take a new approach to international mobility within the group to broaden the base for internal recruitment, increase the share of managers with international experience and as an element in building a common corporate culture.

Performance Management

The performance-based model used in Hansabank was pilot-tested by the Swedish operations in 2007 and will be further developed in 2008. The goal is to contribute to the more customer and profitability-oriented culture the group is trying to create. This requires a systematic approach with individual goals, coaching, performance evaluations and consequences.

Diversity and gender equality

Swedbank's goal is to increase diversity in all groups and at all levels to better reflect our customers and meet their needs. In the Stockholm area, for example, advice is currently offered in 24 different languages, and the group's recruitment process is designed to find the "right" applicants and not exclude important competence.

The group's gender equality and diversity policy currently applies strictly to Swedish operations. In group companies and branches outside Sweden, the CEO or an appointee is responsible for establishing similar policies based on applicable rules in the country. In 2008, the aim is to create a group-wide policy.

The Folksam gender equality index for 2007 ranked Swedbank number six among all Swedish listed companies and number one among large companies with more than 10,000 employees.

Salaries and incentives

The revision conducted in the area of salaries and incentives in 2006 entailed a review and restructuring based on the new demands inherent in being an international group.

The revision involved updating the group's incentive policy and the policy for remuneration for senior executives. They were previously based on a distinctly Swedish platform but are now based on the group's organization rather than geography. During 2008, the development of a group-wide incentive program will be a priority.

A detailed description of the principles and processes for remuneration for senior executives is provided in note 8 on page 76.

An important member of the community

A financial infrastructure is essential to an efficient economy. Swedbank's strategy in its home markets is to be a universal bank that creates opportunities and makes funds available for financing, remittances and investments for businesses, the public sector and households.

Strong tradition of community service

Through its roots in Föreningsbanken and the Swedish savings bank movement dating back to the 1820s, Swedbank has a strong tradition of social responsibility and high ethical standards. It is a tradition that continuous to grow, particularly now that the group is a universal bank not only in Sweden but also in Estonia, Latvia and Lithuania. Moreover, all work in the group adheres to certain shared values. Employees are expected to be results-oriented, open, innovative and committed, while contributing to stronger customer relationships and business decisions, to ensure that Swedbank plays a strong role in the community.

Customers have confidence in Swedbank, and the bank has a responsibility to them and the community. This responsibility can be looked at from several perspectives – economic, ethical or environmental – the goal being sustainable development. Swedbank should be seen as a positive force in society and promote sustainable development by ensuring that respect is shown to customers, shareholders, employees, the community and the environment.

Swedbank is the first and still the only exchange-listed bank in the Nordic region that is environmentally certified in accordance with ISO 14001.

A mutual view on corporate social responsibility

In early 2008, Swedbank adopted a corporate social responsibility (CSR) policy for the countries where it is active. These markets have different levels of maturity and manage sustainable development differently. The policy, which is designed as guidance for all operations, is based on the Global Compact.

Ethics and preventive rules

Swedbank is dependent on its reputation. High ethical standards are the foundation on which the bank builds its reputation and image. In accordance with Swedbank's ethics and ownership policies, a strong reputation and good image are built in interactions with individual customers and through an open dialogue among employees. Every manager at Swedbank is responsible for discussing ethical issues and problems that arise in their operations. It is vital to the bank's credibility that applicable rules are followed. Consequently, Swedbank maintains special units to continuously monitor compliance. The group has formulated internal rules and a code of conduct to protect its reputation and support sustainable development.

International commitments

Swedbank has signed the Global Compact, a UN initiative to promote businesses committed to human rights around the world. The Global Compact contains ten principles on human rights, labour standards, the environment and anti-corruption. The group also supports the UN's voluntary environmental program, the UNEP Financial Initiative, the central forum for the world's environmental ministers to discuss current trends. Those who have signed the initiative support the general principles of sustainable development. Swedbank also supports the International Chamber of Commerce's Business Charter for Sustainable Development.

Furthermore, Swedbank has joined other savings banks from Europe and the rest of the world as a member of the European Savings Banks Group (ESBG) and the World Savings Banks Institute (WSBI). Both of these organizations coordinate community projects in Europe and elsewhere.

Swedbank is the only Swedish bank to support the international Carbon Disclosure Project, which is trying to encourage the world's largest companies to create a rational response to climate change. The bank also participates directly by working actively to limit its own emissions.

Swedbank Robur's funds and management work are certified according to the Global Investment Performance Standard.

The right approach can be profitable

Swedbank's sustainability work can be profitable in long-term in several ways. Taking responsibility strengthens the brand, creates new business opportunities, makes the share more attractive to ethical and socially responsible funds, reduces risks through environmental analyses in connection with lending, and makes the bank more attractive as an employer.

A growing business needs a bank that keeps pace

Östergrens Elmotor AB, with president Börje Östergren, is a family-owned business dating all the way back to 1917. The growing company now has subsidiaries in Denmark and the UK and production in China. Swedbank has been its bank for over ten years. The value-added that Östergrens offers in the form of in-house development and extensive assembly, along with its growing foreign trade, demands sophisticated banking services. Through its branches in Copenhagen and Shanghai, Swedbank can keep pace as Östergrens expands outside Sweden.

Swedbank's mission reflects this sustainable perspective. By understanding and reacting to our customers' needs, we can offer them the best financial solutions and thereby help to improve their quality of life. In this way, we can continuously increase our company's value and serve as a positive force in society.

Independent economic analysis

As a responsible financial player, Swedbank participates in the public debate on the economy and its development. Through its Economic Secretariat, the group regularly conducts socio-economic studies on macroeconomic trends, the economies of various countries and changes in purchasing power.

The Institute for Personal Finance regularly publishes studies, brochures and other information on important personal finance issues. Each year the group holds a symposium, "The State of Our Economy", that reflects current economic conditions in Sweden, while also honouring successful businessmen. "The State of our Economy" symposium will not be held in 2008. Instead the bank will hold a corporate gala with 200 invited guests on 4 March. The theme of the gala is "With the environment as a business partner."

Charitable donations

Swedbank's largest owners include eleven savings bank foundations, which support business, research, sports and culture in their areas through considerable donations.

Swedbank and WWF (formerly the World Wildlife Fund) cooperate on an affinity card that donates to WWF.

Swedbank has signed an agreement to sponsor Mattias Klum's "Expedition Sweden" project. Mattias plans to document Swedish flora and fauna over a three-year period.

Active environmental work

Through internal efforts as well as through customers and suppliers, Swedbank tries to reduce its impact on the environment.

Minimize direct impact

The group is taking measures to reduce the direct impact of its operations on the environment. For example, Swedbank has used "Good Green Buy"-labelled electricity throughout its Swedish operations since 2001, it also prints on and uses eco-labelled paper and encourages its employees to travel by train. Swedbank works actively to reduce its environmental impact and take responsibility.

Indirect impact opens opportunities

Swedbank's products and services make it possible to combine financial solutions with environmental and social benefits.

Active efforts are made through socially responsible funds. Swedbank Robur maintains an active dialogue with the companies in which it invests. Investments are made in companies that meet the environmental and ethical requirements in Swedbank Robur's analysis model.

Swedbank conducts environmental analyses of corporate loan applications in the Swedish market. With the help of an analysis model, the environmental impact of these businesses can be evaluated from a risk perspective. The model is used for all companies in Sweden with which the bank has a commitment exceeding SEK 1m.

Swedbank offers loans for environment improvements. It also encourages Internet payments to reduce carbon emissions and improve security.

Group-wide environmental policy 2008

Swedbank has had an environmental policy for its Swedish operations since 2006. Based on the work in Sweden, an environmental policy will be prepared for the rest of the group in 2008.

Direct environmental impact by Swedbank AB	2007	CO2	2006	CO2
Average number of employees	8,892		8,891	
Office space	377,611 sq.m.		376,748 sq.m.	
Paper, envelopes forms (purchased volume)	1,143 tons		1,202 tons	
Green electricity	47.8 GWh		50.3 GWh	
Business travel				
– cars	5,911,155 km	1,040 tons	7,746,750 km	1,455 tons
- air	16,563,150 km	2,534 tons	18,817,560 km	2,573 tons
- rail	6,431,000 km	38 kg	5,089,380 km	29 kg
Total travel		3,574 tons		4,028 tons
Security transports	3,191,000 km	709 tons	1,921,000 km	461 tons
Total transports		4,283 tons		4 489 tons

The share and owners

Swedbank's market capitalization was SEK 94bn at year-end 2007, making it the 12th largest company on OMX Stockholm. For 2007, the Board of Directors has proposed an increase in the dividend of 9 percent to SEK 9.00 per share (8.25).

Swedbank has been listed on the OMX Nordic Exchange (Stockholm) and the Large Cap list, under the ticker symbol SWED A, since 1995. In the US, the share can be traded through an American Depositary Receipt (ADR) program under the ticker symbol SWDBY.

Share price performance

During the year, the OMX Stockholm 30 Index fell by 5.7 percent and the OMX Stockholm Financials by 7.9 percent. The Swedbank share price declined 26.4 percent. The share reached a high for the year of SEK 285, on 15 February, and a low of SEK 171.50, on 8 November.

Market capitalization and turnover

At year-end 2007, Swedbank was the 12th largest company on OMX Stockholm, with a market capitalization of SEK 94bn (128), and during the year the share was the seventh most actively traded on the exchange. Its market capitalization represented approximately 2.4 percent of OMX Stockholm's total market value. An average of 4.1 million (3.0) shares was traded per day at an average daily value of SEK 949m (629).

Share repurchase

The Annual General Meeting 2007 authorized the Board of Directors to repurchase up to 5 percent of the shares outstanding. No repurchases were made during the year, and the bank does not hold any previously repurchased shares.

Ethically responsible investors

The Swedbank share is listed on FTSE4Good and the Ethibel Pioneer Index of ethical and sustainability focused investments.

Trading and voting rights

A round lot of the bank's share on OMX Stockholm is 100 shares. There is one class of shares, Class A, which means that each share carries one vote and all shares have equal rights to participate in the bank's assets and profits.

Dividend

One of the group's financial objectives (see also page 8) is to pay a dividend equal to around 40 percent of after-tax earnings, excluding one-offs. For 2007, the Board has proposed a dividend of SEK 9.00 (8.25), corresponding to 39 percent of profit after tax.

Ownership structure

Swedbank had 315,514 shareholders (323,057) as of 31 December 2007. Swedish institutional investors owned 61.6 percent (58.7) of the shares, Swedish individual investors 11.3 percent (10.8) and international investors 27.1 percent (30.5); 3.5 percent (3.8) of the shares were owned by investors in the UK and 13.6 percent (19.0) by investors in the US.

Swedbank's largest shareholders are the Swedish savings bank foundations, which are long-term owners whose primary aim is to preserve the country's savings bank tradition. The foundations use part of their annual surplus, which consists largely of the cash dividend from Swedbank, for charitable donations.

ADR, American Depositary Receipts

To facilitate trading for US investors, the Swedbank share is also traded as a Level 1 American Depositary Receipt (ADR). Ownership of ADRs is equated with ownership of the underlying share. ADRs are traded in USD on the US OTC market, under the ticker symbol SWDBY.

For further information, visit:
www.swedbank.se/ir
www.swedbank.com/ir


December 31, 2007
International investors 27.1 %
Swedish institutional investors 31.6 %
Saving banks 8.4 %
Swedish public 11.3 %
Swedish bank foundations 21.6 %
300
275
250
225
200
175
150
125
100
75
50
160 000
80 000
60 000
40 000
20 000
Class A share
SX 30

Shareholders, 31 December, 2007 % of capital and votes	
Savings bank foundations	21.6
Savings banks	8.4
Fourth Nat'l Pension Fund	2.4
AFA Försäkring	3.1
Swedbank Robur funds	2.6
AMF Pension	2.5
Handelsbanken/SPP funds	1.6
Swedbank profit-sharing funds	2.2
Franklin Templeton funds	1.7
SEB funds	1.4
Other international investors	25.4
Other Swedish institutional investors	15.8
Swedish public	11.3
Total	**100.0**
No. of shareholders	315,514

Number of shareholders, 31 December, 2007 Size of holding	No. of shares	Interest
1–100	5,952,290	1.2%
101–500	26,035,992	5.1%
501–1,000	10,828,506	2.1%
1,001–2,000	6,369,862	1.2%
2,001–5,000	6,072,061	1.2%
5,001–10,000	3,850,619	0.7%
10,001–100,000	21,493,803	4.2%
100,001–500,000	51,375,928	10.0%
500,001–	383,394,351	74.4%
Total	**515,373,412**	
Of which nominee registered	400,506,296	77.7%

Swedbank's ticker symbols/ trading codes	Ticker	ISIN code
OMX Nordic Exchange, Stockholm	SWED A	SE0000242455
Reuters	SWEDa.ST	
Bloomberg	SWEDA SS	
ADR (OTC-)	SWDBY	

The following analysts cover Swedbank Company	Name	City
ABG Sundal Collier	Rickard Henze	Stockholm
ABN Amro	Kristin Dahlberg	London
Carnegie	Magnus Andersson	Stockholm
Carnegie	Frida Willmansson	Stockholm
Cheuvreux	Fredrik Gutenbrant	Stockholm
Cheuvreux	Rodney Alfvén	Stockholm
Citigroup	Ronit Ghose	London
Credit Suisse	Sasu Jarvinen	London
Danske Bank	Aksel Tarras Madsen	Copenhagen
Deutsche Bank	Jan Wolter	Stockholm
Enskilda Securities	Hampus Brodén	Stockholm
Erik Penser	Tomas Ullman	Stockholm
Evli Securities	Paavo Ahonen	Helsinki
Execution Limited	Fiona Swaffield	London
Fox-Pitt, Kelton	Kim Bergoe	London
Glitnir	Henrik Ekenman	Stockholm
Goldman Sachs	Aaron Ibbotson	London
Hagströmer & Qviberg	Hans-Olov Öberg	Stockholm
Handelsbanken	Mikael Hallåker	Stockholm
JP Morgan	Christoffer Adams	London
Kaupthing	Thomas Johansson	Stockholm
Keefe, Bruyette & Woods	Henrik Schmidt	London
Lehman Brothers	Jon Peace	London
Lehman Brothers	Chintan Joshi	London
Merrill Lynch	Derek De Vries	London
Merrill Lynch	Johan Ekblom	London
Morgan Stanley	Per Löfgren	London
Pareto	Haakon Bønes	Oslo
Redburn Partners	Garth Leder	London
Standard & Poor's equity	Mats Anderson	Stockholm
Swedbank Markets	Christian Hall	Stockholm
UBS	Andreas Håkansson	Stockholm
Öhman	Francis Dellaire	Stockholm

Changes in share capital Year	Transaction	Nominal value per share, SEK	Added/ repurchased shares	Cumulative no. of shares	Share capital SEKm
1997	New share issue	20	72,717,269	350,897,971	7,018
1997	New share issue	20	974,591	351,872,562	7,038
1999	Bonus issue	20	175,936,281	527,808,843	10,556
2004	Share repurchase	20	-14,937,531	512,871,312	10,556
2005	New share issue	20	2,502,100	515,373,412	10,606
2006	Withdrawal of shares	20		515,373,412	10,307
2006	Bonus issue	21		515,373,412	10,823

Share statistics, Swedbank A	2007	2006	2005	2004	2003
High price	285	255	220.5	169.5	142
Low price	171.5	167.5	158.5	133.5	94.5
Closing price	183	248.5	216.5	165.5	141.5
Market capitalization	94	128	112	85	75
Daily turnover, millions of shares	4.1	3.0	2.5	2.1	2.1
Daily turnover, SEKm	949	629	442	304	231

Board of Directors' report

Profit for the year rose 10 percent to a record-high level of SEK 12bn. Earnings per share improved to SEK 23.28, and the Board proposes that the dividend be increased from SEK 8.25 to SEK 9.00. Volume growth was favourable in all major markets.

Swedbank consists of Swedbank AB (the parent company), its subsidiaries, associates and a joint venture. The group structure, with the parent company and the principal wholly and partly owned entities, is shown in the illustration below. Swedbank also operates branches in Copenhagen, Helsinki, New York, Oslo and Shanghai.

Holdings of shares in associates and group entities are reported in Notes 24 and 25 to the balance sheet. Pages 12 and 13 contain a summary of the group's financial development, with key ratios, income statements and balance sheets for the last five years.

CHANGES IN GROUP STRUCTURE

Acquisition of TAS-Kommerzbank (OJSC Swedbank)

In July, Swedbank acquired all the shares in the Ukrainian bank JSCB TAS-Kommerzbank. TAS-Kommerzbank, in turn, is the sole owner of the Ukrainian bank CJSC TAS-Investbank.

The acquisition was settled in cash. Moreover, an additional payment of up to USD 250m may be payable within three years of the acquisition, subject to TAS-Kommerzbank's earnings and financial performance. On the acquisition date, the additional payment was estimated at USD 125m.

The acquisition analysis, presented on the acquisition date in July 2007, is preliminary and may be updated before the end of June 2008. In the analysis, acquired customer relationships have been valued at SEK 243m by estimating the present value of future results from acquired business volumes to the extent Swedbank feels it has sufficient control over them. These relationships have an estimated remaining life of 7.5 years, with a corresponding amortization schedule. TAS-Kommerzbank is active in a highly expansive banking market driven by economic growth and has opportunities to increase its market share. Consequently, the reported goodwill item represents the acquisition of an organization that can capitalize on existing and forecast growth opportunities in the Ukrainian banking market. The fair value of the TAS trademark is insignificant and has not therefore been reported separately from goodwill. The acquisition of TAS-Kommerzbank is also described in Note 42.

In December, JSCB TAS-Kommerzbank changed its name to OJSC Swedbank and CJSC TAS-Investbank changed its name to CJSC Swedbank Invest. The re-branding will be completed during the first half of 2008.

In the business area report, the Ukrainian banks are included in International Banking.

Acquisition of Söderhamns Sparbank

During the first quarter of 2007, Swedbank acquired the remaining 60 percent of shares in Söderhamns Sparbank from Sparbanksstiftelsen Söderhamn, a savings bank foundation. The purchase price amounted to SEK 117m. On the acquisition date, the



Swedbank AB
Wholly owned subsidiaries
Swedbank Hypotek AB
Swedbank Robur AB
Swedbank Finans AB
Swedbank BABS Holding AB
Swedbank Luxembourg S.A
Spara Försäkrings AB
Swedbank Företags förmedling AB
CJSC Swedbank Invest
AS Hansabank (Lettland)
AB Bankas Hansabankas (Litauen)
OAO Swedbank (Ryssland)
Swedbank Jordbruks-kredit AB
Swedbank Försäkring AB
Swedbank Robur Kapital-förvaltning AB
Swedbank Robur Fonder AB
Partly owned subsidiaries
(51%)
(67.55%)
(60%)
First Securities ASA
(51%)
Associated companies and joint venture
EnterCard Holding AB
(50%)
(50%)
(48%)
(48%)
(40%)
(33%)
(30%)
(29%)
(25%)
(26%)
(22%)
VPC Holding AB
(24.82%)

new subsidiary's reported assets amounted to SEK 1,160m and its reported liabilities to SEK 1,039m. The difference between the purchase price and acquired equity according to the subsidiary's accounts has essentially been allocated to assets that will be depreciated through the income statement. The acquisition is also reported in Note 42. At the time of acquisition, Söderhamns Sparbank had two branches and 25 employees. Following the acquisition, it has become part of Swedish Banking. In August, Söderhamns Sparbank was merged with Swedbank.

Branch in Shanghai

In April, the Chinese authorities approved Swedbank's application to upgrade the representative office in Shanghai to branch office status.

Sale of CEK AB

Together with the other owners of the card processing company CEK AB, Swedbank sold its shareholding to EDB Business Partner during the second quarter 2007. The sale generated a capital gain of slightly more than SEK 40m.

Ownership changes in Russia

During the third quarter, Swedbank's Board of Directors decided to transfer ownership of the Russian bank OAO Swedbank and the leasing company OOO Hansa Leasing from Hansabank in Estonia to Swedbank AB. The transfers will be made at market value and require the approval of the Russian authorities.

The Russian operations are included in the International Banking business area.

Acquisition of Russian corporate finance business

In December 2007, Swedbank signed an agreement to acquire ZAO OKO Capital Vostok, a Russian corporate finance company, from OKO Bank of Finland. The company is active in investment banking with its main focus on financial advice for Nordic and Russian companies in connection with acquisitions and divestments in Russia. The company has seven employees.

Swedbank has also agreed to cooperate with OKO Corporate Finance Ltd, an OKO Bank Group subsidiary, in the area of corporate finance in Russia, the Baltic States and the Nordic countries.

The acquisition is subject to regulatory approval.

Swedbank Babs acquires Zamsos AB

In December, Swedbank Babs acquired all the shares in the development company Zamsos AB. Zamsos AB has developed a next-generation payment system, Zaci, for chip card payments.

OTHER IMPORTANT EVENTS IN 2007

Swedbank's Annual General Meeting

Swedbank's Annual General Meeting (AGM) was held in Stockholm on 27 April. The AGM elected two new members to the Board of Directors, Gail Buyske from the US and Simon Ellis from the UK. Board members Ulrika Francke, Berith Hägglund-Marcus, Göran Johnsson, Anders Nyblom, Caroline Sundewall were re-elected, and Carl Eric Stålberg was elected as Chair.

The dividend to the shareholders was set at SEK 8.25 per share in accordance with the Board's proposal. The dividend was paid by VPC (the Swedish Central Securities Depository) on 8 May.

The Board and the President and CEO were discharged from liability for the year 2006.

The AGM also resolved, in accordance with the Board's proposal, to amend the articles of association and decided on guidelines for the remuneration of senior executives; read more on page 54. The AGM's resolution regarding the repurchase of treasury shares is described on page 55 under the heading "Disclosures regarding the Swedbank share, etc."

The Board was authorized to raise loans according to chapter 11 section 11 of the Companies Act. Lastly, the AGM resolved to issue and transfer participating interests in Swedbank First Securities LLC and to approve the merger between the bank and the wholly owned subsidiary Söderhamns Sparbank.

Deloitte AB was elected as the bank's auditor until the conclusion of the AGM 2010, with Authorized Public Accountant Jan Palmqvist as Chief Auditor.

The AGM decided on the guidelines for the Nomination Committee. In accordance with the Swedish Code of Corporate Governance, the bank will announce the names of the members of the committee not later than six months before the next AGM. The composition of the Nomination Committee can be found on page 113.

New capital adequacy rules – Basel 2

Effective 1 February 2007, new rules apply in Sweden for capital adequacy and exposures, Basel 2. When the new rules take full

QUARTERLY INCOME STATEMENT FOR THE GROUP

SEKm	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net interest income	5,259	4,806	4,591	4,501	4,303
Net commission income	2,536	2,503	2,552	2,289	2,309
Net gains and losses on financial items at fair value	386	196	579	530	908
Other income	693	526	504	473	392
Total income	**8,874**	**8,031**	**8,226**	**7,793**	**7,912**
Staff costs	2,633	2,412	2,425	2,322	2,180
Other expenses	1,893	1,720	1,699	1,615	1,917
Total expenses	**4,526**	**4,132**	**4,124**	**3,937**	**4,097**
Profit before loan losses	**4,348**	**3,899**	**4,102**	**3,856**	**3,815**
Loan losses	238	230	102	49	–72
Operating profit	**4,110**	**3,669**	**4,000**	**3,807**	**3,887**
Profit for the period attributable to the shareholders in Swedbank AB	**3,108**	**2,866**	**3,112**	**2,910**	**2,913**

effect, the capital requirement will be more closely linked to the institution's risk profile. In addition to the capital requirement for credit risks and market risks, a capital requirement is introduced for operational risks as well. Due to the scope of these changes, they are being implemented gradually over a three-year period extending until the end of 2009. For Swedbank, the capital requirement gradually decreases, since the new capital adequacy rules better reflect the low risk in the credit portfolio. The full effect of the lower capital requirement will not be achieved until 2010.

The capital adequacy ratio, which is calculated for the financial companies group, was 12.7 percent as of 31 December 2007 according to the new rules (9.8 as of 31 December 2006 according to the old rules), of which the tier 1 capital ratio was 8.5 percent (6.5 as of 31 December 2006 according to the old rules). The leverage ratio amounted to 1.59 (1.22 as of 31 December 2006). Taking the transition rules into account, the tier 1 capital ratio was 6.2 percent, the capital adequacy ratio 9.3 percent and the leverage ratio was 1.16. The tier 1 capital ratio includes profit for the period after deducting the proposed dividend.

A specification of capital adequacy and a summary of the new rules are provided on page 60.

Cooperation agreement with Folksam

During the first half of the year, Swedbank Robur and Folksam signed a cooperation agreement whereby Swedbank Robur took over management of insurance and mutual fund portfolios from Folksam. On 31 December, the managed portfolios amounted to SEK 175bn. In January 2008, Swedbank Robur acquired Folksam Fond AB, a fund management company with 22 funds and assets under management of SEK 27bn. A joint company for insurance administration has also been established.

Developments in Russia

An audit performed by the Central Bank of Russia in March and April found deficiencies in OAO Swedbank's compliance with local regulations, due to which it restricted certain operations of Swedbank in Russia for a period of three months beginning 6 June. The restrictions applied to areas including correspondent banking, foreign exchange operations, new business development and interbank loans. The central bank ordered a number of measures that Swedbank then implemented, and the restrictions were lifted in early September.

The previously announced expansion in retail banking with new branch openings in Russia was delayed due to the actions of the central bank.

As of year-end, credit volume in Russia amounted to SEK 10bn with 386 employees.

Covered bonds

In September 2007, Swedbank Mortgage received authorization from the Swedish Financial Supervisory Authority to begin issuing covered bonds. Outstanding long-term liabilities will be converted during the second quarter of 2008. The investor base will be further expanded thanks to the higher rating, at the same time that funding costs will be reduced.

Sale of Norwegian primary capital certificates

In mid-April 2007, Swedbank sold its remaining holding of primary capital certificates in Norwegian savings banks. The sale had no material impact on earnings.

New head of Swedish Banking

In November 2007, Kjell Hedman was named the new head of Swedish Banking. CEO Jan Lidén previously also served as the head of Swedish Banking.

Swedbank opens branch in Poland

A decision was made to establish a representative office in Poland. The office will offer advisory services to business customers in the Nordic countries, the Baltic states, Russia and Ukraine.

Branch sales to savings banks

Swedbank and Sparbanken Alingsås announced in November that Swedbank's operations in Lerum will be taken over by Sparbanken Alingsås. In November, it was also announced that Swedbank's branches in the municipalities of Osby and Hässleholm will be taken over by Kristianstads Sparbank and Tyringe Sparbank, which will form the new Sparbanken N Ö Skåne.

Agreement with KP Pension & Försäkring

Swedbank Robur signed an agreement with KP Pension & Försäkring in November to manage slightly more than SEK 40bn of KP's capital beginning in the first quarter of 2008.

Proposed dividend raised by 9 percent to SEK 9.00 per share

The Board of Directors proposes that the AGM 2008 approve a cash dividend of SEK 9.00 per share (8.25).

Guidelines for remuneration of senior executives

The most recent guidelines, adopted by the AGM 2007 apply until AGM 2008 and entail the following. The Remuneration Committee shall review the guidelines annually, and prepare a proposal for the Board. The Board, in turn, shall propose a remuneration guideline for senior executives for approval by the AGM. The CEO shall ensure that relevant decision-making bodies in each subsidiary establish rules in accordance with the guidelines. The guidelines cover remuneration agreements with Swedbank's CEO (Level 1), members of the group executive management (Level 2) and persons in the top-level management team of each strategic business area, CEOs of major subsidiaries and heads of group staff units within Swedbank AB (Level 3) ("senior executives"), including each change in remuneration for senior executives decided after the adoption of the guidelines. Each year, based on the principles set out in the remuneration guidelines, the Board will, based on the proposal by the Remuneration Committee, decide on the specific remuneration terms for each senior executive covered by the guidelines. If, in the opinion of the Board, specific reasons apply in an individual case, the Board may decide to deviate from the guidelines. Remuneration to senior executives consist of the following components: base salary, short-term incentive programs (STI programs), long-term incentive programs (LTI programs), benefits and pensions. Each senior executive may be entitled to general benefits that the bank offers its employees, as well as certain additional extra benefits. Pension benefits in general comply with local laws, agreements and customs in each country. Pension benefits can be defined benefit or defined contribution schemes, and are vested. In addition to pension benefits (defined benefits) according to collective agreements (which apply to all Swedish employees), all top executives employed after 2006 in Sweden shall – if pension benefits are to be provided – be covered by a defined contribution pension.

The salary upon which a pension is based may not exceed a certain amount. The total remuneration cost covers the annual cost of base salary, STI, LTI, benefits and pension, including social security contributions and payroll tax. The total number of senior executives entitled, and the number of senior executives at each level may change. The following maximum benefit costs apply until the AGM 2008: Level 1: 400 income base amounts, Level 2: 350 income base amounts and Level 3: 300 income base amounts. When determining individual remuneration, each executive is evaluated in accordance with an established, structured benchmark procedure for determining and comparing salaries and benefit data.

STI programs are structured in accordance with the bank's general policy for incentive programs. Relevant performance goals, which promote the interests of the bank and its shareholders, are established in advance. Relevant performance goals are connected to the business area of the senior executive in question. The goals also constitute a basis for an ongoing, structured evaluation and dialogue concerning goal achievement and remuneration between the bank and the senior executive. Any outcome is based on an assessment of how relevant performance goals have been achieved, and payment is made in cash after the end of each financial year. Each STI program is limited to a maximum amount based on a percentage of base salary, or a fixed amount. The performance goal for a STI program is normally based on the performance during a financial year. Due to market changes, the bank may from time to time want to adjust performance goals in order to achieve an efficient incentive structure prior to the beginning of an accounting year. Consequently, the Board may adopt STI programs running from the beginning of an accounting year subject to approval by the AGM. Currently, the bank has not adopted any LTI programs. Each LTI program is approved by the AGM. All fixed remuneration is paid by the bank in accordance with previous agreements. Payment of commission/bonus, in accordance with STI or LTI programs, is approved by the Board for each individual program in the form of a total amount per program.

Salary during a notice period and severance generally comply with the local laws, agreements and customs in each individual country. For senior executives employed after 2006, the following apply: In case of notice of termination of employment by the bank, salary can be paid for a notice period of 0–12 months. In addition, severance pay can be paid for 6–12 months. For certain senior executives employed prior to 2006, longer periods may apply.

The Board's proposal for new guidelines to apply until the AGM 2009 reflects changes in that the circle of senior managers is adjusted to include Swedbank's CEO and the members of the Group Executive Management.

Disclosures regarding the Swedbank share, etc.

When the EU takeover directive was implemented in Swedish law, certain new disclosure requirements regarding the Swedbank share took effect in 2007.

The total number of shares in Swedbank was 515,373,412 on 31 December. There is one class of shares, Class A, which means that each share carries one vote and all shares have equal rights to participate in the bank's assets and profits. There are no limitations on the transferability of the Swedbank share by law or according to the articles of association.

There is only one shareholder with at least a tenth of the votes of all the shares, Sparbanksstiftelsernas Förvaltnings AB, which held 86,400,000 shares, or 16.76 percent of the total number of shares on 31 December. Employees owned 10,851,400 shares in Swedbank AB through the Kopparmyntet profit-sharing fund, 1,391,000 shares through the Kärven profit-sharing fund and 556,035 shares through the Guldeken profit-sharing fund. Voting rights for these shares may not be exercised directly by employees.

There are no limitations on how many votes each shareholder can cast at the AGM. There are no agreements between shareholders that the bank is aware of that would limit the right to transfer the shares. The articles of association do not contain any specific rules on appointing and dismissing Board members or on amending the articles of association. The Swedish Companies Act governs such cases.

The AGM 2007 resolved that, in its securities operations, the bank may, at any given time until the AGM 2008, acquire treasury shares to facilitate these operations. Such acquisitions shall be made in accordance with the Securities Business Act (1991:981), without restriction on the method of acquisition, at a price corresponding to current market value and such that the total holding of such shares at any given time does not exceed 1 percent of all shares in the bank. The bank may also divest shares that, in accordance with the resolution of the AGM, have been acquired in the securities operations at a price corresponding to current market value.

The AGM also authorized the Board to decide to acquire treasury shares in addition to those acquired in the securities operations. However, the bank's holding of such shares, over and above those acquired in the securities operations, may not at any time exceed 5 percent of the total number of shares in the bank. The authorization was not utilized in 2007.

The company is not party to any significant agreements that take effect, are amended or cease to apply if control over the company changes as a result of a public takeover offer.

In accordance with an agreement with the Chair of the Board dated in September 2002, Carl Eric Stålberg shall receive a pensionable remuneration in an amount corresponding to prior salary for a period of 36 months, if the reason for Carl Eric Stålberg not being re-elected is that the company is the object of an acquisition or merger, however, not longer than for the period remaining until he becomes 60 years of age. The right to remuneration is conditional, among other terms, that 50 percent of his income from any new employment is deducted from the remuneration to the extent that the Board doe not decide otherwise.

There are no other agreements between the company and Board members or employees that prescribe remuneration at termination of employment as the result of a public purchase offer.

Accounting policies

No significant changes were made in the accounting policies during the year, with the exception that interest income and expenses related to trading assets and liabilities are now recognized in net interest income in the consolidated income statement. Previously they were recognized in net gains and losses on items at fair value in the consolidated income statement. Comparative figures for 2006 and 2005 have been restated.

During the first quarter of 2007, certain financial transactions were made to hedge the exposure to variations in future cash flows. They are recognized as cash flow hedges, meaning that the effective part of the change in the value of the hedging instruments is recognized directly in equity.

The group uses the option to irreversibly valuate separate portfolios of lending and deposits at fair value, since, together with derivatives they essentially eliminate the portfolio's aggregate interest rate risk. As of 2007, the parent company has also chosen to use the valuation option. Comparative figures have been restated, due to which the opening balance of shareholders' equity for 2006 has been adjusted

The accounting policies applied are described in Note 2.

HIGHLIGHTS AFTER DECEMBER 31, 2007

Swedbank Robur named Fund Manager of the Year 2007

In January 2008, Swedbank Robur was named Fund Manager of the Year for 2007 by the business daily Dagens Industri and Morningstar. In the annual competition, Swedbank Robur won the award in the category Fund Management Company of the Year. Overall, Swedbank Robur received the most medal points, which led to its Grand Prix award as Sweden's Fund Manager of the Year. The jury's motivation was, "For strong fund performance in 2007."

Swedbank Robur acquires Folksam Fond AB

On 2 January 2008, Swedbank Robur acquired all shares in Folksam Fond AB. The acquisition was settled with a cash amount. The following acquisition analysis was prepared on the acquisition date. The initial account, presented below, is preliminary and may be updated within 12 months.

Recognized in the group on the acquisition date, SEKm	**Jan.2, 2008**
Assets	58
Liabilities	15
The subsidiary's net asset	**43**
Intangible fixed assets, fund management assignment	583
Related deferred tax	-163
Total	**463**
Cost, cash	**463**

The value allocated to the fund management assignment will be amortized on a systematic basis through the income statement during its remaining useful life, which is estimated at 20 years.

Financial analysis

Profit for the year increased by 10 percent

Profit for the year attributable to the shareholders increased by 10 percent to SEK 11,996m (10,880). The return on equity was 18.9 percent (19.3). Earnings per share increased to SEK 23.28 (21.11) and the cost/income ratio improved to 0.51 (0.52). The tier 1 capital ratio was 8.5 percent according to the new rules and 6.2 percent according to the transitional rules (6.5 percent on 31 December 2006 according to the old rules).

Strong income trend

Income increased by 13 percent to SEK 32,924m (29,197). The acquisition of TAS-Kommerzbank (now OJSC Swedbank), which is consolidated as of the second half year, contributed SEK 485m.

The group's net interest income increased by 20 percent to SEK 19,157m (15,977). Net interest income from the lending portfolio increased by SEK 1,236m through volume increases and despite continued margin pressure. Net interest income from savings operations increased by SEK 2,342m due to volume increases and higher interest margins. Net interest income from other operations decreased by SEK 398m.

Net commission income increased by 11 percent to SEK 9,880m (8,869). This is mainly due to higher income from asset management and payment services.

Net gains and losses on financial items at fair value amounted to SEK 1,691m (2,738). During the second half of 2007, income was negatively affected by turbulence in the financial markets. Income during the previous year was positively affected by SEK 267m from the change in the value of Norwegian primary capital certificates and the shareholding in SpareBank 1 Gruppen.

Net insurance increased to SEK 548m (264) due to higher insurance income and withdrawals from certain technical reserves for loan insurance.

The share of the profit or loss in associates increased to SEK 424m (222) mainly through improved profit in EnterCard and VPC.

Other income increased by 9 percent to SEK 1,224m (1,127) in part due to revenue income from the sale of CEK AB.

Controlled increase in expenses

The group's expenses increased by 10 percent to SEK 16,719m (15,139), which is largely due to the expansion in Baltic Banking. The acquisition of TAS-Kommerzbank (now OJSC Swedbank), raised expenses by SEK 370m.

Staff costs increased by SEK 1,232m or 14 percent to SEK 9,792m (8,560). Profit-based compensation accounted for SEK 351m of the increase. Rapid growth in the Baltic states, salary increases, the acquisition of the Ukrainian banking operations, Söderhamns Sparbank and the Folksam agreement all contributed to the increase in staff costs.

Other general administrative expenses increased by SEK 348m, or 5 percent, to SEK 6,927m (6,579). IT and armoured transport costs, together with changes in the group structure, accounted for the large part of the increase. A VAT refund of SEK 60m in Russia in 2007 compared with provisions of SEK 151m in 2006 reduced reported expenses by SEK 211m.

The group's IT expenses, after deducting income from savings banks and partly owned banks, amounted to SEK 2,612m (2,323). IT expenses include all development and production expenses as well as computer equipment service costs and depreciation. The increase relates to operations outside Sweden.

Loan losses

Loan losses amounted to a net of SEK 619m (-205), corresponding to a loan loss level of 0.07 percent (-0.02). In Baltic Banking, loan losses amounted to SEK 450m (270) with a loan loss level of 0.35 percent (0.32). A specification of loan losses and claims is provided in Notes 12, 20 and 44.

Lower tax rate

Profit before tax amounted to SEK 15,586m (14,263). The tax expense was SEK 3,450m (3,211), giving an effective tax rate of 22 percent (23).

Consolidated balance sheet

The group's total assets amounted to SEK 1,608bn (1,353) at year-end 2007 and thus rose by SEK 255bn or 19 percent.

NUMBER OF FULL TIME EMPLOYEES

	2007 31 Dec	2006 31 Dec
Swedish Banking	6,236	6,239
Baltic Banking	9,203	8,209
Estonia	3,246	2,941
Latvia	2,577	2,241
Lithuania	3,360	3,027
International Banking	3,952	332
Ukraine	3,433	0
Russia	386	233
Nordic branches and Luxembourg	122	90
Other	11	9
Swedbank Markets	752	668
Asset Management and Insurance	332	281
Shared Services and Group Staffs	1,673	1,670
Total	22,148	17,399

Lending

The group's lending to the public increased by 20 percent to SEK 1,103bn (919). In Swedish Banking, lending amounted to SEK 867bn (762), an increase of 14 percent. In Baltic Banking, lending increased to SEK 177bn (127), an increase of 33 percent excluding currency effects.

The share of impaired loans was 0.13 percent (0.07) as of 31 December. The increase is due to the acquisition of the Ukrainian banking operations, among other things.

The market share for consumer mortgage lending in Sweden was unchanged at 30 percent (30) for new sales. The corresponding market share for the balance of outstanding mortgages was 30 percent. For total lending to corporate clients in Sweden, the market share of the outstanding balance was 21 percent (22) at year-end.

In Baltic Banking, the market share for bank lending was 44 percent (47) in Estonia, 23 percent (25) in Latvia and 21 percent (20) in Lithuania. The market share of the outstanding balance of consumer mortgages was 49 percent (49) in Estonia, 28 percent (30) in Latvia and 28 percent (30) in Lithuania.

Savings and investments

Customers' total savings and investments in Swedbank increased by 32 percent to SEK 1,108bn (841) during the year. Customers' deposits, excluding repurchase agreements (repos), increased by 19 percent, or SEK 73bn, to SEK 450bn (377).

The total savings and investment volume in Swedish Banking amounted to SEK 973bn, an increase of 32 percent. The high rate of increase is mainly due to the cooperation agreement between Swedbank Robur and Folksam, whereby Swedbank Robur, as of the second quarter of 2007, manages Folksam's insurance and fund portfolios, which amounted to SEK 175bn on 31 December. In Baltic Banking, the total savings and investment volume amounted to SEK 121bn, an increase of 20 percent.

In Sweden, the market share for new household deposits was 25 percent (30), compared with a market share for the balance of 26 percent. The market share for net new sales of mutual funds was negative (neg.), while the market share for outstanding fund assets was 25 percent. The market share for the outstanding balance of listed equity-linked bonds was 27 percent. Swedbank's market share for new household savings sold through its own sales organization in Sweden was 18 percent (17).

In Baltic Banking, the market share for the outstanding balance of household deposits was 62 percent (62) in Estonia, 28 percent (29) in Latvia and 39 percent (39) in Lithuania.

Capital adequacy

A capital adequacy analysis is shown in note 49. On page 60, a description is given of the new capital adequacy rules that apply as of 2007.

Proposed disposition of profit

One of Swedbank's financial objectives is to maintain a dividend corresponding to around 40 percent of profit for the year excluding one-offs during a business cycle. The size of the annual dividend is based on the last dividend and is determined with reference to expected profit trends, the capital considered necessary to develop operations and the market's required return. Against this background, the Board of Directors recommends to the AGM that the dividend for 2007 be raised by SEK 0.75, from SEK 8.25 to SEK 9.00. The Board of Directors' proposal of a dividend of SEK 9.00 per share corresponds to a payout ratio of 39 percent.

The following amounts are at the disposal of the AGM (SEKm):

Profit for the financial year attributable to shareholders	4,867
Retained earnings	14,756
Total available	19,623

The Board of Directors recommends that:

Shareholders receive a cash dividend of SEK 9.00 per share	4,638
To be carried forward	14,985

The proposal is based on the number of shares outstanding as of 31 December 2007. The dividend amount may change due to further share repurchases prior to the record day. Unrealized changes in the value of assets and liabilities at fair value have had a net effect on equity of SEK -231m.

The proposed record day for the 2007 dividend is 30 April 2008. The last day for trading in the bank's share with the right to the dividend is 25 April 2008. If the AGM resolves to adopt the Board's recommendation, the cash dividend is expected to be paid by VPC (the Swedish Central Securities Depository) on 6 May 2008.

Outlook for 2008

Swedbank's profit is strongly affected by macroeconomic changes over which it has no control. The group's profit is affected by, among other things, changes in market interest rates, stock prices and exchange rates. For this reason, Swedbank does not issue profit forecasts, although it does provide a sensitivity analysis, in note 51, showing how various sources of income and expenses are affected by changes in the market.

The group's risks and risk control

Swedbank employs a group-wide risk process involving well-established methods for quantifying risk and control. The risks are low and well diversified and the internal capital adequacy assessment process shows that Swedbank is well equipped to deal with macroeconomic fluctuations.

Risk is defined as a potentially negative impact on a company that can arise due to current internal processes or future internal and external events. The concept of risk comprises both the likelihood that an event will occur and the impact it would have on the company. It is in the interests of shareholders to obtain a high return on the capital they invest in the bank and thereby ensure that shareholders' equity is not unnecessarily high. On the other hand, from the standpoint of other financiers and society it is important to ensure that the bank maintains a sufficient buffer, or risk capital, to cover potential losses. Society has therefore introduced laws and regulations that set minimum requirements on the size of the buffer based on the degree of risk assumed by the bank, so-called capital adequacy rules. The new capital adequacy rules that apply as of 1 February 2007 contain radically different provisions specifying how risks are measured (See sidebar on page 60).

Risk and capital process

Swedbank has identified the risks that its operations generate and has designed a generic process for managing them. The risk process covers seven steps: preventing risks, identifying risks, quantifying risks, analyzing risks, proposing measures, monitoring and following up risks and finally reporting risks. The process encompasses every risk area, at the same time the concrete activities are adjusted to the nature of each risk area in order to protect the group against unwanted risk-taking. The risk process also provides a clear description of the group's risk profile, which then serves as the basis for the group's internal capital adequacy assessment process. This process entails an evaluation of capital needs based on the group's overall risk level and business strategy. The aim is to ensure the efficient use of capital and that the group will meet the minimum legal capital requirement and maintain access to domestic and international capital markets even under adverse market conditions.

Swedbank's Board of Directors bears the ultimate responsibility for the group's risk-taking and the associated capital assessment. A comprehensive risk and capital policy and special policy documents for the various risk areas describe overall guidelines for risk-taking. The right to assume risks in various units is restricted by limits on individual transactions and on portfolio level.

The system to measure risk is an integral part of risk management. Financial risks are quantified in terms of Value-at-Risk (VaR) complemented by various types of sensitivity measures. Credit risks are quantified through the internal rating system in combination with assessments based on local competence. As all risks, operational risks are evaluated on the basis of the likelihood that an event will occur and the financial consequences of that event.


Prevent risks
Identify risks
Quantify risks
Analyze
Propose mesures
Monitoring and follow up
Report
Risk profile
Risk tolerance
Strategic planning
Adverse scenarios
Simulations
Risk capital needed
Qualitative strategic discussion

Each of Swedbank's business units and subsidiaries has full responsibility for the risks that its operations generate. This means that those responsible for operations must ensure that the risk process is applied within each risk area and unit and that they follow the standard set by the Board as well as the CEO of the group. Each of Swedbank's business units and subsidiaries has resources responsible for the identification and controlling of risks. For example, in the area of operational risks self-assessment is one of the most important risk identification tools. Self-assessments are conducted on a regular basis in each business unit and relevant support functions.

In addition to the control and monitoring performed by the business units, there is an independent risk control function. In Swedbank, it is consolidated in one single organization, Group Risk Control. Group Risk Control is responsible for developing the risk process and providing methods for risk identification, risk quantification, analysis and reporting of all risks, e.g. financial risks, credit risks and operational risks.

In addition to the risk analysis performed by each business unit and subsidiary, Group Risk Control regularly conducts analyses of how recent events in the market and economy affect the group's risks as well as stress tests that calculate the effect on the group of dramatic potential changes. Changes over time in risk profiles within various credit portfolios are analyzed as well.

Swedbank's different risk-control units report risks directly to its business unit's executive management but also to Group Risk Control. Group Risk Control, in turn, reports all risks on a consolidated basis directly to the CEO and the Board of Directors.

New capital adequacy rules

On 1 February 2007, new capital adequacy rules, Basel 2, entered into force in Sweden. According to the new rules there are two main methods for calculating the capital requirement for credit risk: the standardized approach and the internal ratings based approach (IRB). In March 2007 Swedbank received authorization from the Swedish Financial Supervisory Authority to apply the IRB approach when calculating the capital requirement for credit risk for the major part of the Swedish credit portfolio. As of 2007, Swedbank is therefore applying the IRB approach to approximately 77 percent of the group's credit exposures. In 2008 the Swedish Financial Supervisory Authority is expected to assess whether the IRB approach can also be applied to the Baltic part of the credit portfolio and to the credit portfolio in Swedbank Finance. The goal is to apply the IRB approach on these portfolios during 2009.

The major part of the bank's lending to retail customers falls into rating grades with very low risks, and a large part of the lending is collateralized. As a consequence the risk weighted assets and the average capital requirement for lending to these groups, as well as for the bank in total, is decreasing when applying the IRB approach.

According to the new capital adequacy rules in Basel 2, there are three methods for calculating the capital requirement for operational risk: the basic indicator approach, the standardized method and the advanced measurement approach (AMA). Swedbank has decided to use the standardized method.

Detailed information on the group's risks and capital adequacy (Pillar 3) for 2007 can be found at www.swedbank.com.

Internal capital adequacy assessment process

The internal capital adequacy assessment process at Swedbank is based on well established processes and systems for steering and supervision including principles for governance, risk management and strategic planning. In addition, regular scenario-based simulations and stress tests form other key components.

The group's risk profile and the Board of Director's risk tolerance serve as a starting point for the internal capital adequacy assessment process. The next step in the process involves the formulation of one or more scenarios. The scenarios are forward looking and characterized by drastic negative changes in

New capital adequacy rules – Basel 2

The rules on capital adequacy – the regulatory capital – expresses legislators' opinion of how much capital (capital base) a credit institution, such as a bank, must have in relation to the size of its risk taking expressed in the form of risk weighted assets. The most important part of the capital base is the shareholders' equity, although certain subordinated liabilities such as subordinated loans may be included as well. The legal minimum requirement stipulates that the capital base must correspond to at least 8 percent of the risk-weighted assets. See note 49.

The Swedish parliament has adopted a new law on capital adequacy and large exposures that took effect on 1 February 2007. Since it entails major changes these are being implemented in stages (the transition period) over a three-year period extending until the end of 2009. The transition rules require – among other things – that the capital base must at least correspond to 95 percent (2007), 90 percent (2008) and 80 percent (2009) of the capital requirements for credit and market risks calculated according to the previous capital adequacy rules, Basel 1.

According to the new rules, there are two main methods to calculate the capital requirement for credit risks: the standardized approach and the IRB approach. In the IRB approach, the capital requirement, to a greater degree than before, is linked to the bank's current and future risk profile, its own risk measures and an assessment of risk capital needs. This applies to banks with sophisticated and well developed risk assessment processes. One condition is that the bank seeks approval to apply the rules in this way and that the Swedish Financial Supervisory Authority grants approval. For banks that do not meet the required standard, the capital requirement will be based on the standardized approach which is similar to the previous rules, Basel 1. In addition to the capital requirement for credit and market risks previously contained in the provisions, a capital requirement is also being introduced for operational risks.

Another of the most important changes in the new rules is the requirement that the institution prepares and documents its own processes and methods to assess its capital needs (Pillar 2). It must systematically evaluate its capital requirements in relation to the total level of risks that the institution is or may be exposed to. The rules stress that all risks must be taken into account in the assessment, not only those already included when calculating the capital requirement for credit, market and operational risks (Pillar 1). Moreover, the new rules place greater requirements on the institution to publish information on its risks, risk management and associated capital requirements (Pillar 3).

Further information is available at www.swedbank.com.

macroeconomic variables that, in turn, affect credit losses, net interest income, commissions, etc. The scenario analyses provide a clear overall picture of key risks to which Swedbank is exposed by quantifying their impact on the income statement, balance sheet, capital base and risk-weighted assets (RWA) under the adverse macroeconomic scenario. The group makes use of its collective macroeconomic expertise to construct the adverse scenarios. In turn, the business areas are involved in assessing how the macroeconomic variables affect their business, e.g. margins, volumes and credit losses. In recent years, several different recession scenarios have been applied. The negative scenario for 2007 was based on a recession, beginning in the US and spreading across the world, including Sweden and the Baltic countries.

The analyses also take into account inflexible costs and business cycle effects on the risk-weighted amount (procyclicality). A major advantage of the overall and comprehensive picture that the scenario model provides is that it facilitates proactive risk and capital management. Business cycle effects are considered, since the scenarios cover a relatively long time horizon, at least three years, and are characterized by substantial adverse volatility in economic variables.

In this way, a comprehensive overview of Swedbank's financial stability and strength and corresponding capital required, based on the overall risk level and current business strategy, is obtained. The aim is to ensure the efficient use of capital and that Swedbank will meet the minimum legal capital requirement and maintain access to funding in domestic and international capital markets, even under adverse market conditions. The capital needed is defined as the current capital buffer considered necessary to protect Swedbank against future losses with the purpose of meeting the minimum capital requirements during every single year of the chosen scenario. The quantitative result of the scenario analysis is a key component for the formulation of capitalization targets and capital strategy. The quantitative calculations are augmented by a qualitative assessment and discussion.

The following risks are considered in the scenario analysis:

- Credit risk (including concentration risk)
- Market risk
- Operational risk
- Interest rate risk in the banking book
- Earnings' volatility risk
- Insurance risk
- Risks in post-employment benefits
- Strategic risk arising from organic growth and acquisitions.

Other kinds of strategic risk and reputation risk are not usually dealt with in the simulations, although the capital buffer implicitly also mitigates these risks. However, these risks are still an essential part of Swedbank's potential risk exposure and are accordingly carefully monitored and managed. Liquidity constraints may arise as a result of an inappropriate balance between risks and capital, and the internal capital adequacy assessment process aims to ensure that such imbalances do not arise. Consequently, a conservative view on liquidity risk is crucial in the capital process.

An important conclusion of the 2007 internal capital adequacy assessment process was that Swedbank, due to its high and stable earnings and a low risk profile in the balance sheet, would be highly resilient to an extremely unfavourable macroeconomic scenario. The internal capital adequacy assessment process also confirmed that a capital buffer corresponding to the target for the Tier 1 capital ratio is adequate to prevent Swedbank's Tier 1 capital ratio from falling below the minimum capital requirements even in the event of an unlikely, but possible, extremely adverse macroeconomic trend.

THE GROUP'S RATINGS :: Ratings as per February 2008

Moody's			Standard & Poor's		Fitch	
Short	Long	BFSR*	Short	Long	Short	Long
P-1	Aaa	A	A-1+	AAA	F1+	AAA
P-2	Aa1	B+	A-1	AA+	F1	AA+
P-3	Aa2	B	A-2	AA	F2	AA
No prime	Aa3	C+	A-3	AA-	F3	AA-
	A1	C	B	A+	B	A+
	A2	D+	C	A	C	A
	A3	D	D	A-	D	A-
	Baa1	E+		BBB+		BBB+
	Baa2	E		BBB		BBB
	Baa3			BBB-		BBB-

Swedbank's subsidiaries have the following ratings:
Swedbank Mortgage
S&P short-term rating A1, Moody's short-term P1 and long-term Aa1, FITCH short-term F1+ and long-term AA-.
Hansabank
Moody's short-term P1 and long-term Aa2, FITCH short-term F1 and long-term A.

These ratings affect the cost of the bank's funding in international capital markets. The higher the rating and the higher up the scale, the lower the funding cost.

* Bank Financial Strength Ratings

In recent years Swedbank has enhanced its internal system of rating credits. The rating system is primarily a business-support tool that makes the credit process more efficient by ensuring that credits with higher risk are either rejected directly or analyzed very carefully, while credits with lower risk are managed in a more standardized fashion. Further, approval limits are higher for rating grades that indicate low risks. Using refined calculations, the system can more easily identify the risk-taking cost in individual transactions, at the same time that the cost of risk and risk-adjusted profitability can be calculated for the bank's various business units and credit portfolios. Moreover, it facilitates the analysis of the group's credit risks for both individual commitments and at the portfolio level. The rating system has also been designed to be used for calculations and reporting according to the new capital adequacy rules.

The purpose of the system is to measure with as much accuracy as possible the risk that a customer or a contract will default and thereby estimate the losses that the group would incur. The key to the rating system is the models that measur risks in lending to retail customers, SMEs, large corporate credit institutions and sovereigns. There are large difference between countries, customer groups and forms of collatera and to achieve an optimal level of precision in the measurements and ensure equitable and professional treatment o customers, around 70 different models have been developed The rating system is applied, with the exception of severa small portfolios, within the entire group. The tests conducte thus far have shown that the models are highly reliable.

Internal rating means that the bank, with the help of th models, assigns each customer or exposure a value on a ratin scale, a so-called rating grade. With the help of the ratin scale, customers or exposures are ranked from highest to low est risk, with risk quantified for each step along the scale. Th rating of the risk that a customer will default is expressed on scale of 23 grades, where grade 0 represents the highest ris and grade 21 the lowest, along with grade "F" for credits tha have defaulted.


Percent
40
35
30
25
20
15
10
5
0
F 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21

With its emphasis on lending to a large number of retail customers - usually with residential properties as collateral - the group's credit risk level is low and well diversified. Fully 86 percent of exposures fall into investment grade rating grades. In Swedbank, these grades are considered low risks

The risk classification system is not yet implemented in Swedbank Finans, the branches in Finland and Denmark and some smaller subsidiaries in Hansabank


Percent
20
15
10
5
0
F 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21

The majority of corporate credits are rated according to the bank's intern system. Of the group's lending to this segment, 40 percent falls int investment grade rating grades. In Swedbank, these grades are considere low risks, e.g. with regard to higher approval mandates. Only 3.5 percen of lending falls into grades 0-4, which are correspondingly considered hig risk.

The risk classification system is not yet implemented in Swedbank Finans, the branches in Finland and Denmark and some smaller subsidiaries in Hansabank

Credit risks

Credit risk is defined as the risk of a counterparty, or obligor, failing to meet contractual obligations to the lender and the risk that collateral will not cover the claim. The term counterparty risk is often used instead of credit risk when measuring credit exposure in financial instruments and arises as an effect of the possible failure by the counterparty in a financial transaction to meet its obligations. This risk is often expressed as the current market value of the contract adjusted with an add-on for future potential movements in the underlying risk factors.

Credit risk also includes concentration risk, which refers to e.g. large exposures or concentrations in the Credit Portfolio to certain regions or industries.

The group's strategy is to have a well-diversified credit portfolio with a low risk level and to maintain a balance between risk and return for the group's credit exposures.

Swedbank's credit portfolio is dominated by lending in Swedish banking. A smaller but increasingly important share of lending, approximately 18 percent, comes from banking operations in Estonia, Latvia, Lithuania, Russia, and Ukraine.

Growth in the credit portfolio in Estonia, Latvia and Lithuania decreased in 2007 due to slower economic growth as well as a strategy with revised internal controls. Portfolio growth was 32 percent in local currency (EEK) in 2007 (2006: 58 percent). A further slowing of the growth rate is expected in the three Baltic countries in 2008. The predominant share of the growth is from lending to retail customers, who at present account for 44 percent of total lending in these countries.

In 2007, Swedbank acquired TAS-Kommerzbank (now OJSC Swedbank) and TAS-Investbank (now CJSC Swedbank Invest) in Ukraine. With a population of 47 million, Ukraine offers among the best growth opportunities in Europe. The banking market in Ukraine offers development potential, and the acquisition is well suited to Swedbank's strategy to expand its business among consumers and small and medium sized enterprises (SMEs). In connection with the acquisition, great effort was devoted to integrating both banks in accordance with the group's standards for the credit process and risk reporting, among other things.

With its emphasis on lending to a large number of retail customers – usually with residential properties as collateral – the group has low and well-diversified credit risks. The group's rating system shows that the lending is concentrated to low risks, since 86 percent falls into investment grade rating grades. Because the majority of customers have low risk, in combination with low loan-to-value ratios in the secured portfolio, losses in this segment are expected to be on low levels.

The corporate portfolio is dominated by lending to SMEs, which is diversified among a large number of industries, the largest of which is real estate management (20 percent of total lending). This lending also includes lending to tenant-owned housing associations and municipal real estate companies.

Concentration risk is also low at the counterparty level, where the single largest corporate exposure accounts for 0.7 percent of the group's lending. The five largest corporate exposures together account for 3 percent of the group's lending.

Of the group's lending to the corporate segment, 40 percent falls into investment grade rating grades according to the bank's rating system. In Swedbank's, these grades are considered low risks. Only 3.5 percent of lending falls into the grades 0–4, which are correspondingly considered higher risks and where the counterparties are monitored more frequently.

Loan losses represented 0.07 percent of lending, which remains low in comparison with the past 10 years. Loan losses increased in 2007 compared with 2006, partly due to lower recoveries from previous years' provisions, and partly due to changes in macroeconomic conditions in certain market sectors.

Lending in the Swedbank group is to 91 percent secured: 58 percent is secured through mortgages on residential properties. Other properties and collateral in the form of chattel mortgages account for 16 percent. Other collateral, 10 percent of lending, includes finance company products secured by the financed assets, where loss levels historically have been low. In total, exposures to municipalities, lending guaranteed by municipalities and security related to the Swedish state amount to approximately 5 percent. The portion of lending, 9 percent, that is unsecured includes lending to large corporates containing special covenants related to the customer's financial position.

A continued well diversified credit portfolio with low risk is vital to Swedbank, which closely monitors changes in market conditions and works actively to maintain fundamental parameters for how it wants the credit portfolio to develop in the long-term.


of lending to the public
Percent
0.25
0.20
0.15
0.10
0.05
0.00
-0.05


December 31, 2007
Russia 1 %
Ukraine 1 %
Lithuania 5 %
Latvia 5 %
Estonia 5 %
Swedbank Finans 3 %
Swedbank AB 28 %
Swedbank Mortgage 51 %

Financial risks

Financial risks are divided into two main types: market risks and liquidity risks.

> **Market risks** refer to the risk that changes in interest rates, exchange rates and share prices will lead to a decline in the value of the bank's net assets and liabilities, including derivatives.
>
> **Liquidity risks** refer to the risk that the bank cannot fulfil its payment commitments on any given due date, without significantly raising the cost to fund payments.

Swedbank strives to maintain a low risk profile with regard to financial risks. The primary objective of Swedbank's activity in various financial markets is the desire to provide long-term satisfaction for customer needs and to facilitate the bank's own financing; its secondary objective is to create additional income by taking positions. Risk-taking is always weighed against expected return.

Market and liquidity risks arise in the group's trading operations, i.e., in connection with trading in financial markets, and structurally in other banking operations. The management of financial risks can therefore be divided into these two main areas.

Market risks

The predominant market risks in the group are structural and are managed centrally by Group Treasury with a clearly expressed objective to minimize the negative impact on Swedbank's profit and shareholders' equity. Examples of structural risks include interest rate risks, which arise when the interest fixing periods in the bank's lending operations do not precisely correspond with the interest fixing periods in its financing, and currency risks, which arise in the funding of acquired shares in foreign subsidiaries. In the past, the group's largest individual market risk has generally been interest risk. Due to the international expansion in recent years, the structural currency risks have grown and the largest individual market risk in the group is now structural currency risk, followed by interest-rate risk.

Market risks in Swedbank's trading operations are low in relation to the group's total risks, as illustrated by the fact that their share of the total risk-weighted amount in the calculation of Swedbank's capital adequacy is only about 2 percent.

The group's total market risks, expressed as Value-at-Risk (VaR, see graph page 65), divided among risk-taking units, show that Swedbank's market risks largely consist of structural risks concentrated in Group Treasury and the subsidiary Swedbank Mortgage.

The group's total VaR during the year was as high as SEK 202m (170) and as low as SEK 106m (96), with an average of SEK 151m (127). At year-end the group's total VaR was SEK 197m, of which SEK138m related to currency risk, SEK 118m to interest-rate risk and SEK 9m to share price risk. Diversification effects between the risk categories, which are deducted, amount to SEK 68m.

The increase in the group's total VaR in 2007 compared with 2006 is mainly due to changes in the group's structural positions (outside trading operations), including the parent company's acquisition of the Ukrainian banks TAS-Kommerzbank (now OJSC Swedbank) and TAS-Investbank (now CJSC Swedbank Invest) in July. The reported risks include positions that are not marked to market and therefore do not have an immediate impact on consolidated earnings.

The earnings level in Swedbank Markets' trading operations remained relatively stable during the year. Losses were recorded on 44 days (18). All losses were small, and only once exceeded VaR. During the year VaR reached a high of SEK 31m (26) and a low of SEK 13m (14), with an average of SEK 20m (19). The increase in the number of days with recorded losses and in VaR reflects an increasingly volatile market during the second half year. Nonetheless, trading operations managed to maintain a stable earning's level, avoiding major losses, as is typical for trading operations conducted with a low level of risk.

The historical correlations on which the VaR calculation is based are sometimes threatened, e.g., in stressful situations in the financial markets. For individual risks, Swedbank uses complementary risk measures and limits based on sensitivity to changes in various market prices. Risk-taking is also monitored through stress tests to calculate potential losses that may arise in extreme market fluctuations. In certain cases such stress tests serve as the basis for limits, especially for portfolios containing optionality.


December 31, 2007
Business lending 308.8
Municipalities 15.8
Real estate management 217.9
Private persons 559.5


December 31, 2007
Other collateral 112
Unsecured 99
Guarantees 24
Municipalities 52
Other properties and commercial collateral 175
condominiums
639

Liquidity risks

Liquidity risks arise when the maturities of the group's assets and liabilities, including derivatives, do not coincide. Swedbank defines liquidity risk as the risk that, in a strained market situation, it will have difficulty meeting its payment commitments or be forced to borrow money on unfavourable terms.

Swedbank strives to avoid large liquidity risks and maintain good liquidity preparedness based on a conservative risk profile. Liquidity risks are reduced through Swedbank's proactive efforts to ensure stable sources of financing, e.g., deposits from the public and diversified funding from a large number of capital markets. Swedbank works actively to maintain and further develop its well-diversified funding base.

Another important aspect of liquidity risk management is the liquidity reserves in the form of liquid securities held by both the Swedish and Baltic operations. Furthermore, Swedbank's liquidity situation is continuously monitored and analyzed to avoid excessive short-term payment commitments. Swedbank uses liquidity limits, which limits the payment commitments allowed during a specific day or other predetermined time periods. Liquidity management is centralized within a limited number of units, which improves efficiency and facilitates review and control of Swedbank's liquidity risks.

Special continuity plans to manage serious disruptions to the liquidity situation have been prepared at the group level and locally in the countries where the bank conducts significant operations.

In late 2007, Swedbank's strategy for managing liquidity risks was put to the test in connection with the US subprime crisis, which has greatly affected access to liquidity and financing in financial markets. Under these circumstances, Swedbank's liquidity strategy served it well and helped the group to maintain balanced funding with limited liquidity risks throughout the period. Swedbank has in accordance with its conservative risk profile maintained a liquidity surplus which has been invested in the interbank market with short maturities. Swedbank has taken a number of measures to increase its preparedness and reduce risks in the event of further liquidity problems in the market. Among other things, the bank is using a more proactive financing strategy and has intensified the monitoring and reporting of liquidity.

In 2007, the Swedish Financial Supervisory Authority gave Swedbank Mortgage permission to issue covered bonds. Swedbank Mortgage's Swedish and international stock of bonds will be converted into covered bonds during the second quarter of 2008, resulting in a higher credit rating. This means that Swedbank's liquidity risk can further decrease because the funding base can be expanded additionally and the opportunity to maintain liquidity reserves increases.

Operational risks, compliance and security

Operational risk is defined as the risk of losses resulting from inadequate or failed internal processes, people or systems, or from external events. The definition also includes legal risk and reputational risk.

Compliance risk refers to failures to comply with laws, ordinances and other external regulations, as well as policies, instructions and internal rules, including ethical guidelines that govern how the group conducts its operations.

Security risk comprises risks in the areas of physical security, information security, continuity planning and money laundering.

Based on the definition of operational risks formulated by the Board of Directors, a standardized risk structure has been created, where personnel risk, process risk, IT and system risk, and external risk are divided into the areas that are defined and exemplified by actual risks. The risk structure serves as the basis of the methods used in the group: self-assessments, loss and incident reports, and risk indicators. This facilitates analyses and comprehensive assessments, while at the same time ensuring uniform risk management.

The group coordinates efforts to prevent and manage serious events (such as natural disasters) that impact the bank's ability to maintain services and offerings. The Board of Directors has established a crisis management policy, where the organization and procedures for managing and leading crisis situations are defined. A central crisis management group and specialists are prepared at a moment's notice to detect and manage incidents. In addition, continuity plans are in place for all business-critical operations. The plans describe how the bank would operate in the event of a serious disruption. The group also has extensive insurance protection, with


SEKm
0
-50
-100
-150
-200
-250
070102
070202
070302
070402
070502
070602
070702
070802
070902
071002
071102
071202
Total Swedbank group
Hansabank group
Swedbank Mortgage
Swedbank Markets
Group Treasury


SEKm
80
60
40
20
0
-20
-40
02 jan
02 feb
02 mar
02 apr
02 maj
02 jun
02 jul
02 aug
02 sep
02 okt
02 nov
02 dec
Daily result
VaR

an emphasis on catastrophe protection, for significant parts of its operations.

The goal of continuous risk-reduction work within the group is to maintain and reinforce the group's trust and reputation by, among other things, protecting life, health, value and information.

The total operational risk level in Swedbank in 2007 was considered normal, since a large part of the group's operations consists of retail operations, which have a low risk relative to other types of banking.

In the Baltic part of the group, the risk level is considered slightly higher than in the Swedish part, particularly with regard to external risks, partly due to the greater risk of money laundering and attacks against Internet-related channels. During the year Swedbank acquired two banks in Ukraine. Considerable work is devoted to coordinating policies, instructions, regulations and methods, and to integrate the acquired banks' operations with the rest of Swedbank. The risk level in Ukraine and Russia is generally considered to be higher than in the rest of the group, partly due to the greater political risks. However, business volumes in Ukraine and Russia account for a relatively small share of the group's total business volume.

Internet-related risks have increased in the last year due to the growing number of advanced attacks in Sweden and around the world. The attacks have become more sophisticated and well-organized. IT warfare and politically motivated intrusions against national IT infrastructure have grown in the form of targeted attacks aimed at overloading the computer systems of government agencies and other institutions. Swedbank has invested in secure solutions for its Internet-related services and therefore has not been affected to the same extent as several other players in the market. Nonetheless, the threat scenario and IT security are regularly analyzed and continuously strengthened.

It is the goal of the group to always fulfil laws and regulations relating to the money laundering area and the group focus continuously on identifying risks and implementing measures to counteract money laundering and terrorist financing. Part of this effort also includes ensuring compliance with the EU's third money laundering directive, which is expected to enter force during 2008.

In general, the risk that banks will be subjected to or used for money laundering has increased worldwide. The risk of money laundering is higher in Russia, Ukraine and the Baltic countries than in Sweden. On 6 June, the Central Bank of Russia issued an order to restrict certain operations of Swedbank in Russia for a period of three months. The central bank cited possible violations of the federal law and the normative acts of the Central Bank of Russia on the prevention of money laundering. The order was issued as the result of an audit performed in March and April 2007. The restrictions mainly concerned the areas of correspondent banking, foreign exchange, new business development and interbank loans. A number of measures were taken to accommodate and meet the Central Bank of Russia's demands by a wide margin. On 5 September, the Central Bank of Russia announced that Swedbank could resume full-scale operations in Russia.

During 2007, a number of new legal requirements affected the financial markets, including the Directive on Markets in Financial Instruments (MiFID). The goal of MiFID is to draw up uniform rules for securities companies. An additional law that impacted the bank is SEPA (Single European Payment Area), which is aimed at creating a common Euro payment area within Europe.

Operational risk

[illegible]	[illegible]	[illegible]	[illegible]
Competence	Incorrect processes	Access	External crime
Staffing	Compliance of regulations	Reliability	Supplier/ outsourcing
Human error	Project/change	Confidentiality	Disorder
Internal crime	Documentation	Development	Rumour
Management/ Culture	Organisation/ responsibility	Support	Political risk
Objectives and incentives	Model	Tracking	
	Control/decision		

Income statement

SEKm	Note	In accordance with IFRS Group 2007	2006	In accordance with ARKL Parent company 2007	2006
Interest income		67,087	47,165	38,449	24,972
Interest expenses		-47,930	-31,188	-30,866	-17,885
Net interest income	3	**19,157**	**15,977**	**7,583**	**7,087**
Dividends received	4			5,400	1,836
Commission income		12,939	11,465	5,651	6,202
Commission expenses		-3,059	-2,596	-733	-1,404
Net commissions	5	**9,880**	**8,869**	**4,918**	**4,798**
Net gains and losses on financial items at fair value	6	1,691	2,738	363	1,546
Insurance premiums		1,711	1,353		
Insurance provisions		-1,163	-1,089		
Net insurance		**548**	**264**		
Share of profit or loss of associates	24	424	222		
Other income	7	1,224	1,127	1,195	1,047
Total income		**32,924**	**29,197**	**19,459**	**16,314**
Staff costs	8	9,792	8,560	6,340	5,954
Other general administrative expenses	9, 10	6,222	5,920	4,074	4,090
Total general administrative expenses		**16,014**	**14,480**	**10,414**	**10,044**
Depreciation/amortization and impairments of tangible and intangible fixed assets	11	705	659	390	387
Total expenses		**16,719**	**15,139**	**10,804**	**10,431**
Profit before loan losses		**16,205**	**14,058**	**8,655**	**5,883**
Loan losses, net	12	619	-205	79	-479
Impairment of financial fixed assets	13			7	4
Operating profit		**15,586**	**14,263**	**8,569**	**6,358**
Appropriations	14			-1,956	138
Tax expense	15	3,450	3,211	1,746	1,461
Profit for the year		**12,136**	**11,052**	**4,867**	**5,035**

Profit for the year attributable to:

	2007	2006
Shareholders of Swedbank AB	11,996	10,880
Minority interest	140	172

	Note	2007	2006
	16		
Earnings per share, SEK		23.28	21.11
Earnings per share after dilution, SEK		23.28	21.11

Balance sheet

SEKm	Note	In accordance with IFRS Group 2007	In accordance with IFRS Group 2006	In accordance with ÅRKL Parent company 2007	In accordance with ÅRKL Parent company 2006
Assets					
Cash and balances with central banks		21,200	17,310	5,324	3,294
Treasury bills and other bills eligible for refinancing with central banks etc.	18	37,134	23,024	35,013	17,714
Loans to credit institutions	19	174,014	161,097	386,240	322,643
Loans to the public	20, 21	1,135,287	946,319	362,213	273,669
Bonds and other interest-bearing securities	22	78,358	76,576	99,439	88,246
Fund shares for which customers bear the investment risk		69,324	65,008		
Shares and participating interests	23	6,101	5,610	2,344	3,414
Investments in associates	24	2,193	1,971	1,487	1,449
Investments in group entities	25			43,934	37,870
Derivatives	26	36,984	23,864	33,227	22,934
Intangible fixed assets	27	20,139	15,066	1,300	1,373
Tangible assets	28	2,688	1,853	622	634
Current tax assets		686			
Deferred tax assets	15	11	6	72	93
Other assets	29	14,157	8,217	14,972	1,482
Prepaid expenses and accrued income	30	9,708	7,068	11,374	7,816
Total assets		**1,607,984**	**1,352,989**	**997,561**	**782,631**
Liabilities and equity					
Liabilities					
Amounts owed to credit institutions	31	163,785	130,642	230,802	174,727
Deposits and borrowings from the public	32	458,375	400,035	348,557	315,490
Debt securities in issue etc.	33	673,116	561,208	229,381	145,581
Financial liabilities for which customers bear the investment risk		69,819	65,289		
Derivatives	26	36,267	31,607	34,392	25,144
Current tax liabilities		536	810	186	178
Deferred tax liabilities	15	2,196	1,424		
Other liabilities	34	75,366	49,806	70,880	46,140
Accrued expenses and prepaid income	35	15,511	12,813	4,153	3,568
Provisions	36	4,954	4,653	136	122
Subordinated liabilities	37	39,736	34,425	36,975	32,140
Total liabilities		**1,539,661**	**1,292,712**	**955,462**	**743,090**
Untaxed reserves	38			5,164	3,226
Equity	39				
Minority interest		315	303		
Equity attributable to shareholders of the parent		68,008	59,974		
Share capital				10,823	10,823
Other funds				6,489	6,489
Retained earnings				19,623	19,003
Total equity		**68,323**	**60,277**	**36,935**	**36,315**
Total liabilities and equity		**1,607,984**	**1,352,989**	**997,561**	**782,631**

Pledged assets, contingent liabilities and commitments 40

Notes not directly related to the income statement, the balance sheet, the cash flow statement or statement of changes in equity:

Note 1 – Corporate information
Note 2 – Accounting policies
Note 17 – Dividend paid and proposed
Note 41 – Business segments
Note 42 – Business combinations
Note 43 – Fair value of financial instruments
Note 44 – Credit risks
Note 45 – Financial risks and other risks
Note 46 – Change in value if the market interest rate rises by one percentage point
Note 47 – Currency distribution
Note 48 – Summary of maturities
Note 49 – Capital adequacy analysis
Note 50 – Related parties and other significant relationships
Note 51 – Sensitivity analysis
Note 53 – Events after December 31, 2007

The balance sheet and income statement will be adopted at the Ordinary Annual General Meeting of April 25, 2008.

Cash flow statement

SEKm	Note	Group 2007	Group 2006	Parent company 2007	Parent company 2006
Cash and cash equivalents at beginning of year*		83,032	89,514	76,779	96,074
Operating activities					
Operating profit		15,586	14,263	8,569	6,358
Adjustments for non-cash items in operating activities	52	903	2,158	-6,113	-3,490
Taxes paid		-3,311	-3,356	-1,718	-1,498
Increase/decrease in loans to credit institutions		22,153	-12,858	-30,899	-68,687
Increase/decrease in loans to the public		-183,846	-127,010	-99,562	-36,234
Increase/decrease in holdings of securities for trading		-18,913	-4,910	-10,283	-13,020
Increase/decrease in deposits and borrowings from the public including retail bonds		67,976	58,012	51,827	39,554
Increase/decrease in amounts owed to credit institutions		23,805	2,878	53,663	9,096
Change in other assets and liabilities, net		562	12,076	4,188	8,966
Cash flow from operating activities		**-75,085**	**-58,747**	**-30,328**	**-58,955**
Investing activities					
Purchase of fixed assets and strategic financial assets**		-6,614	-1,067	-7,244	-404
Sales of fixed assets and strategic financial assets		411	2,143	364	1,668
Cash flow from investing activities		**-6,203**	**1,076**	**-6,880**	**1,264**
Financing activities					
Issuance of interest-bearing securities		176,569	244,650	51,949	58,408
Redemption of interest-bearing securities		-173,605	-194,897	-38,472	-50,496
Increase/decrease in other funding		98,914	6,293	61,028	34,349
Dividend paid		-4,252	-3,972	-4,252	-3,865
Cash flow from investing activities		**97,626**	**52,074**	**70,253**	**38,396**
Cash flow for the year		**16,338**	**-5,597**	**33,045**	**-19,295**
Exchange rate differences on cash and cash equivalents		1,099	-855		
Cash and cash equivalents in acquired entities		294		2	
Cash and cash equivalents at end of year*		100,763	83,032	109,826	76,779
* of which, securities pledged for OMX AB					
at beginning of year		4,384	2,729	4,384	2,729
at end of year		8,086	4,384	8,086	4,384

** The term strategic financial assets includes shares and participating interests in group entities, associates and certain, more long-term holdings.

Comments on the consolidated cash flow statement
The cash flow statement shows receipts and disbursements during the year as well as cash and cash equivalents at the beginning and end of the year. The cash flow statement is reported using the indirect method and are divided into receipts and disbursements from operating activities, investing activities and financing activities.

Operating activities
Cash flow from operating activities is based on operating profit for the year. Adjustments are made for items not included in cash flow from operating activities. Changes in assets and liabilities from operating activities consist of items that are part of normal business activities – such as loans to and deposits and borrowings from the public and credit institutions – and that are not attributable to investing and financing activities. Cash flow includes interest receipts of SEK 64,704m (30,055) and interest payments, including capitalized interest, of SEK 46,034m (23,009).

Investing activities
Investing activities consist of the purchase and sales of fixed assets and strategic financial assets. When business are acquired or divested, the cash and cash equivalents included in them are reported as separate items. In 2007, financial fixed assets were acquired for SEK 5,783m, of which SEK 4,943m was paid in cash. The significant acquisitions were OJCS Swedbank (formerly JSCB TAS-Kommerzbank), Söderhamns Sparbank AB and Zamsos AB. At acquisition of Söderhamns Sparbank AB, assets excluding acquired cash and cash equivalents amounted to SEK 1,154m, of which lending to the public of SEK 871m. The company's liabilities amounted to SEK 1,039m, of which deposits from the public of SEK 1,027m. At acquisition of OJCS Swedbank, assets excluding acquired cash and cash equivalents amounted to SEK 9,071m, of which lending to the public of SEK 7,737m. The company's liabilities amounted to SEK 8,446m, of which SEK 3,009m owned to credit institutions and deposits from the public of SEK 4,835m. In 2007, shares were sold for a payment consideration of SEK 333m. The most significant sales comprised CEK AB, MasterCard and original capital certificates in Sparbanken Nord.

Financing activities
Issue and redemption of bond loans with maturities exceeding one year are reported gross. Change in other borrowing includes the net change in borrowing with shorter terms and high turnover.

Cash and cash equivalents
Cash and cash equivalents consist of cash and balances with central banks, for net claims the net of overnight deposit receivables and overnight deposit liabilities with maturities up to five days, and treasury bills, other bills and mortgage bonds eligible for refinancing with Central banks taking into account repos and short-selling.

Specification of cash and cash equivalents	2007	2006
Cash and balances with central banks	21,200	17,310
Overnight deposits, net	2,371	
Securities eligible for refinancing adjusted for repos and short-selling	77,192	65,722
Total	**100,763**	**83,032**

Statement of changes in equity

Group SEKm	Minority interest	Equity attributable to shareholders of Swedbank AB Share capital	Other capital contributions	Translation difference subsidiaries and associates	Hedging of net investments in foreign operations	Cash flow hedge	Retained earnings	Total	Total equity
Closing balance December 31, 2005	232	10,606	4,068	691	-213		38,485	53.637	53,869
Opening balance January 1, 2006	232	10,606	4,068	691	-213		38,485	53,637	53.869
Currency translation of foreign operations	-11			-1.031	490			-541	-552
Deferred tax					-137			-137	-137
Profit for the year and expenses recognized directly in equity	-11			-1,031	353			-678	-689
Profit for the year recognized through profit or loss	172						10,880	10,880	11,052
Total profit for the year	161			-1,031	353		10,880	10,202	10,363
New share issue	20								20
Dividend	-107						-3,865	-3,865	-3,972
Decrease in share capital		-299					299		
Bonus issue		516					-516		
Acquisitions from minority	-3								-3
Closing balance December 31, 2006	303	10,823	4,068	-340	140		45,283	59,974	60,277
Opening balance January 1, 2007	303	10,823	4,068	-340	140		45,283	59,974	60,277
Currency translation of foreign operations	16			860	-716			144	160
Deferred tax					211			211	211
Cash flow hedges:									
-Gains/losses recognized directly in equity						-40		-40	-40
-Deferred tax						44		44	44
-Transferred to acquisition cost of hedged item						157		157	157
-Deferred tax						-44		-44	-44
-Transferred to the income statement, Net interest income						-182		-182	-182
Profit for the year and expenses recognized directly in equity	16			860	-505	-65		290	306
Profit for the year recognized through profit or loss	140						11,996	11,996	12,136
Total profit for the year	156			860	-505	-65	11,996	12,286	12,442
New share issue	18								18
Dividend	-172						-4,252	-4,252	-4,424
Minority interest in newly started business	10								10
Closing balance December 31, 2007	315	10,823	4,068	520	-365	-65	53,027	68,008	68,323

Parent company SEKm	Share capital	Statutory reserve	Cash flow hedge	Retained earnings	Total
Closing balance December 31, 2005	10,606	6,706		17,702	35,014
Change in accounting policies related to FFFS 2006.16				155	155
Adjusted opening balance January 1, 2006	10,606	6,706		17,857	35,169
Dividend				-3,865	-3,865
Group contributions paid				-33	-33
Tax on Group contributions				9	9
Reduction in share capital	-299			299	
Bonus issue	516	-217		-299	
Profit for the year				5,035	5,035
Closing balance December 31, 2006	10,823	6,489		19,003	36,315
Opening balance January 1, 2007	10,823	6,489		19,003	36,315
Dividend				-4,252	-4,252
Cash flow hedges:					
-Gains/losses recognized directly in equity			-157		-157
-Deferred tax			44		44
-Transferred to acquisition cost of hedged item			157		157
-Deferred tax			-44		-44
Group contributions paid				-8	-8
Tax Group contributions				2	2
Merger result, Söderhamns Sparbank AB				11	11
Profit for the year				4,867	4,867
Closing balance December 31, 2007	10,823	6,489		19,623	36,935

Notes

All amounts in the notes are in millions of Swedish kronor (SEKm) and book values unless indicated otherwise. Figures in parentheses refer to the previous year. The group's notes are prepared according to IFRS, while the parent company's notes are prepared according to the Annual Accounts Act for Credit Institutions and Securities Companies.

1 Corporate information

Swedbank's preliminary financial report for 2007 was approved by the Board of Directors and the President for publication on February 13, 2008. The consolidated financial statements and the annual report for Swedbank AB (publ) for the financial year 2007 were approved by the Board of Directors and the President for issuance on February 13, 2008. The parent company, Swedbank AB, maintains its registered office in Stockholm, Sweden. The company's share is traded on the Nordic Exchange's Nordic Large Cap segment. The group's operations are described in the Board of Directors' report.

The consolidated financial statements and the annual report will ultimately be adopted by the parent company's Annual General Meeting on April 25, 2008.

2 Basic accounting policies

BASIS OF ACCOUNTING

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and interpretations of them. The standards are issued by the International Accounting Standards Board (IASB) and its interpretations by the International Financial Reporting Interpretations Committee (IFRIC). The standards and interpretations become mandatory for listed companies' consolidated financial statements concurrently with their approval by the EU.

The consolidated financial statements have also been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 30 on complementary accounting rules for groups, the pronouncements of the Swedish Emerging Issues Task Force, certain complementary rules in the Annual Accounts Act for Credit Institutions and Securities Companies (ÅRKL) and the regulations of the Swedish Financial Supervisory Authority (FFFS 2006:16, 2007:6, 2007:13). The Swedish Financial Reporting Board ("the Board") replaced the Swedish Financial Accounting Standards Council on April 1, 2007.

The parent company's annual report has been prepared in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (ÅRKL), the regulations and general advice of the Swedish Financial Supervisory Authority (FFFS 2006:16, 2007:6, 2007:13) and the Swedish Financial Accounting Standards Council recommendation RR 32 Reporting for legal entities.

The financial statements are based on the historical cost basis, except for financial instruments, which are recorded at amortized cost or fair value. The carrying amounts of financial assets and liabilities subject to hedge accounting at fair value have been adjusted for changes in fair value attributable to the hedged risk.

The financial statements are presented in Swedish kronor and all figures are rounded to millions of kronor (SEKm) unless indicated otherwise.

NEW STANDARDS AND INTERPRETATIONS

In 2006 the International Accounting Standards Board (IASB) issued IFRS 8, Operating Segments. The standard replaced IAS 14, Segment reporting, and will be applied by 2009. The standard was adopted by the EU in 2007.

During the year the International Financial Reporting Interpretations Committee (IFRIC) issued interpretations IFRIC 13 Customer Loyalty Programmes and IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The interpretations have not yet been adopted by the EU, nor has IFRIC 12 Service Concessions, which was issued in 2006. The interpretations will be applied as of 2008.

None of the new standards or interpretations were applied in 2007, nor are they expected to have an effect on the group's future financial reporting other than that IFRS 8 requires more disclosures compared with current segment reporting.

CHANGES IN ACCOUNTING POLICIES

Interest income and interest expenses related to financial instruments held for trading are recognized in the consolidated income statement as net interest income as of 2007. Previously they were recognized in the consolidated income statement as net gains and losses on financial items at fair value. Comparative figures have been restated. The group has irrevocably elected fair value to measure certain portfolios of loans and deposits, since they, together with derivatives, essentially eliminate the portfolio's aggregate interest rate risk. As of 2007 the parent company has also elected to use this valuation option. Comparative figures have been restated, which negatively affected profit for the year in 2006 by SEK 293m, while reducing the closing balance of shareholders' equity for 2006 by SEK 138m.

SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

Presentation of consolidated financial statements in conformity with IFRS requires the entity to make judgments and estimates that affect the recognized amounts for assets, liabilities and disclosures of contingent liabilities as of the closing day as well as recognized income and expenses during the report period. Actual results may deviate from estimates.

Judgments

Entities in the group have established investment funds for their customers' savings needs. The group manages the assets of these funds on behalf of customers in accordance with predetermined provisions approved by the Swedish Financial Supervisory Authority. The return generated by these assets accrues to customers. Within the framework of the approved fund provisions, the group receives management fees as well as in certain cases application and withdrawal fees for the management duties it performs. Because decisions regarding the management of an investment fund are governed by the fund's provisions, the group is not considered to have the opportunity to control or dominate decision-making in the investment funds in order to obtain economic benefits. The group's compensation and risk is limited to the fee charges. In certain cases, group entities also invest in investment funds to fulfill their obligations to customers. Shares in the investment funds do not represent any influence, regardless of whether the holding exceeds 50 percent or not. Taken together, the above-mentioned conditions are the basis for not consolidating the investment funds.

The group has determined that the option to measure financial instruments at fair value provides the fairest account for certain portions of the group's loan portfolios with fixed interest rates, since the interest rate risk is hedged with the help of securities in issue and derivatives. The application eliminates the accounting volatility that otherwise arises because different measurement principles are used for the instruments involved.

Estimates

The group makes various estimates to determine the value of certain assets and liabilities. When the value of loans, for which loss events have occurred, is tested for impairment, an estimate is made of when in the future the loan's cash flow will be received as well as of its size. The measurement of financial instruments is described in the section, Significant accounting policies, Financial instruments (IAS 39). Impairment tests of goodwill and other intangible assets with indefinite useful life estimate when the assets' future cash flows will be received as well as their size. A suitable discount rate is also determined that not only reflects the time value of money but also the risk with which the asset is associated. For pension provisions, a number of actuarial assumptions are used to calculate future cash flows.

SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statements (IFRS 3, IAS 27)

The consolidated financial statements comprise the parent company and those entities in which the parent company has control, i.e., the power to govern decision-making in the entity to obtain economic benefits. These entities, subsidiaries, are included in the consolidated financial statements in accordance with the purchase method.

which means that the acquired unit's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria under IFRS 3 are assigned fair values upon acquisition. The surplus between the cost of the business combination and the net fair value of the acquired share of the identifiable assets, liabilities and reported contingent liabilities is recognized as goodwill. For business combinations achieved in stages, the size of the goodwill is determined at the time of each transaction. Subsidiaries are consolidated when control is received and until control is ceased, which normally coincides with disposal date.

A subsidiary's contribution to equity includes only the equity that arises between acquisition and disposal. All intra-group transactions and intra-group gains are eliminated.

Assets and liabilities in foreign currency (IAS 21)
The consolidated financial statements are presented in SEK, which is also the parent company's functional currency and presentation currency. Functional currency refers to the main currency used in an entity's cash flows. Each entity within the group determines its own functional currency.

Transactions in a currency other than the functional currency (foreign currency) are initially recorded at the exchange rate prevailing at the transaction day. Monetary assets and liabilities in foreign currency and non-monetary assets in foreign currency measured at fair value are translated at the closing rates in effect prevailing at the closing day. Outstanding forward exchange contracts are translated at closing day forward rates. Holdings of foreign bank notes are translated at the buying rates for the notes as of the closing day. All gains and losses on the translation of monetary items, including the currency component in forward exchange contracts, and non-monetary items measured at fair value are recognized through profit or loss as changes in exchange rates in Net gains and losses on financial items at fair value.

Assets and liabilities in subsidiaries and associates with a functional currency other than SEK are translated to the presentation currency at the closing day exchange rate. The income statements are translated at the average rate for the financial year. Exchange rate differences that arise are recognized directly in equity. As a result, exchange rate differences attributable to currency hedges of investments in foreign operations are also taken directly to equity, taking into account deferred tax. This is applied when the requirements for hedge accounting are met. Ineffectiveness in hedges is recognized directly through profit or loss in net gains and losses on financial items at fair value. When subsidiaries and associates are divested, the translation differences and exchange rate differences are recognized through profit or loss.

Financial instruments (IAS 39)
The group's financial instruments are divided into the valuation categories financial instruments at fair value through profit or loss, loans and receivables, held-to-maturity investments and other financial liabilities. A few individual holdings of insignificant amount have been categorized as investments available for sale. All financial instruments are initially recognized at fair value, which corresponds to cost. Subsequent measurements are made depending on which valuation category the financial instrument is attributed to. Financial instruments are recognized on the trade day when an acquisition agreement has been entered into, with the exception of loans and receivables, which are recognized on the settlement day.

Financial assets are derecognized when the right to obtain the cash flows from a financial instrument has expired or the right to receive the cash flows is essentially transferred to another party.

Financial liabilities are removed from the balance sheet when the obligation in the agreement has been discharged, cancelled or expired.

Financial instruments at fair value through profit or loss
Financial instruments at fair value through profit or loss comprise instruments held for trading and all derivatives, excluding those designated for hedge accounting according to the method for cash flow hedges. Financial instruments held for trading have been acquired for the purpose of selling or repurchasing in the near term or are part of a portfolio for which there is evidence of a pattern of short-term profit-taking.

This category also includes other financial instruments that upon initial recognition have irrevocably been designated as at fair value, the so-called fair value option. The option to irrevocably measure financial instruments at fair value is used in the group for individual portfolios of loans, securities in issue and deposits, when they together with derivatives essentially eliminate the portfolio's aggregate interest rate risk. Typical of these financial instruments is that they have a fixed contractual interest rate. The option is used to eliminate the accounting volatility that would otherwise arise because different measurement principles are normally used for derivatives and other financial instruments. Financial liabilities in insurance operations, where the customer bears the investment risk, are categorized in the same way when corresponding assets are also measured at fair value. The group has chosen to categorize holdings of shares and participating interests that are not associated entities or intended for trading at fair value through profit or loss since they are managed and evaluated based on fair value. In the notes to the balance sheet, these financial instruments are classified at fair value through profit or loss, Other.

The fair value of financial instruments is determined based on quoted market prices. When quoted market prices are not available, generally accepted valuation models such as discounting of future cash flows are used. The valuation models are based on observable market data. For loans measured at fair value where observable market data on the credit margin are not available at the time of measurement, the credit margin for the most recent transaction with the same counterparty is used.

Changes in value are recognized through profit or loss in net gains and losses on financial items at fair value. For financial instruments in trading operations, the group's profit or loss item also includes share dividends. Changes in value owing to changes in exchange rates are recognized as changes in exchange rates in the same profit or loss item. Changes in the value of financial liabilities owing to changes in the group's credit worthiness are also recognized separately when they arise. Decreases in value attributable to debtor insolvency are attributed to loan losses, net.

Loans and receivables
Loans to credit institutions and the public, categorized as loans and receivables, are recognized in the balance sheet on the settlement day. These loans are measured at amortized cost as long as there is no objective evidence indicating that a loan or group of loans is impaired.

Loans are initially recognized at cost, which consists of the loan amount paid out less fees received and any costs that constitute an integral part of the effective interest rate. The interest rate that produces the loan's cost as a result of the calculation of the present value of future payments is considered the effective interest rate. The loan's amortized cost is calculated by discounting the remaining future payments by the effective interest rate. Interest income includes interest payments received and the change in the loan's amortized cost during the period, which produces a consistent return.

On the closing day it is determined whether there is objective evidence to indicate an impairment need for a loan or group of loans. If, after the loan is initially recognized, one or more events has occurred that negatively impact estimated future cash flows, and the impact can be estimated reliably, impairment is made. The impairment is calculated as the difference between the loan's carrying amount and the present value of estimated future cash flows discounted by the loan's original effective interest rate. The group determines first whether there is objective evidence for impairment of each individual loan. Loans for which such evidence is lacking are included in portfolios with similar credit risk characteristics. These portfolios are subsequently measured collectively in the event objective evidence of impairment exists. Any impairment is then calculated for the portfolio as a whole. Homogeneous groups of loans with limited value and similar credit risk that have been individually identified as having objective evidence of impairment are measured individually based on the loss risk in the portfolio as a whole. If the impairment decreases in subsequent periods, reversals are maximized at previously recognized impairment losses.

Impairment of loans are recognized through profit or loss as loan losses, net, through either the write-off of established loan losses, provisions for anticipated loan losses or collective provisions. Losses are established when their amounts can be fully or partly determined and there is no possibility of recovering the loan. Repayments of such losses are recognized in loan losses. The carrying amount of loans is amortized cost less impairments and provisions. Provisions for assumed losses on guarantees and other contingent liabilities are recognized on the liability side.

Impaired loans are those for which it is likely that payment will not be received in accordance with the contract terms. A loan is not impaired if there is collateral that covers the principal, unpaid interest and any late fees by a satisfactory margin.

Held-to-maturity investments
Certain financial assets acquired to hold to maturity have been categorized as held-to-maturity investments. They have fixed maturities, are not derivatives and are quoted on an active market. These investments are initially recognized on their trade day at cost and subsequently at amortized cost less any impairment. Measurements are made in the same way as for loans and receivables.

Other financial liabilities
Financial liabilities that are not recognized as financial instruments at fair value through profit or loss are initially recognized on the trade day at cost and subsequently measured at amortized cost. Amortized cost is calculated in the same way as for loans and receivables.

Hedge accounting at fair value
Hedge accounting at fair value is applied in certain cases when the interest rate exposure in a recognized financial asset or financial liability is hedged with derivatives. With hedge accounting, the hedged risk in the hedged instrument is also measured at fair value. Both the change in the value of the hedging instrument, the derivative, and the change in the value of the hedged risk are recognized through profit or loss in net gains and losses on financial items at fair value.

One requirement to apply hedge accounting is that the hedge has been formally identified and documented. The hedge's efficiency must be measurable in a reliable way and must be expected to be and during reported periods have been very effective in offsetting changes in value.

Cash flow hedges
Derivative transactions are sometimes made to hedge the exposure to variations in future cash flows resulting from changes in interest rates or exchange rates. These hedges can be recognized as cash flow hedges, whereby the effective portion of the change in the value of the derivative, the hedging instrument, is recognized directly in equity. Any ineffective portion is recognized through profit or loss in net gains and losses on financial items at fair value. When a projected cash flow leads to the recognition of a non-financial item, any gains or losses on the hedging instrument are eliminated from equity and included in the acquisition cost of the hedged item. If a projected cash flow leads to the recognition of a financial item, any gains or losses on the hedging instrument are eliminated from equity and recognized through profit or loss in the same periods that the hedged item affects profit or loss. One of the prerequisites of hedge accounting is that the hedge is formally identified and documented. Its effectiveness must be measurable in a reliable way and expected to remain, and during reported periods have been, very effective in offsetting changes in value.

Repos
A genuine repurchase transaction (repo) is defined as a contract where the parties have agreed on the sale of securities and the subsequent repurchase of corresponding assets at a predetermined price. In a repo, the sold asset remains on the balance sheet and the payment received is recognized as a financial liability. The securities sold are also recognized as a pledged asset. The proceeds received for acquired securities are recognized as a loan to the selling party.

Security loans
Securities that have been lent out remain on the balance sheet as securities and are recognized on the trade day as assets pledged, while borrowed securities are not reported as assets. Securities that are lent out are carried in the same way as other security holdings of the same type. In cases where the borrowed securities are sold, i.e. short-selling, an amount corresponding to the fair value of the security is recognized as a liability.

Leases (IAS 17)
The group's leasing operations consist of finance leases and are therefore recognized as loans and receivables. This means that lease payments received are recognized in part as interest income and in part as installment. A finance lease means that the economic risks and benefits associated with ownership of an asset are essentially transferred from the lessor to the lessee. When the lessor bears the economic risks and benefits, the lease is classified as operating. The group is the lessee in operating leases. Lease payments for these agreements are expensed linearly over the lease term. The group is also the lessor in a few operating leases of insignificant amount.

Investment in associates (IAS 28)
Investments in associates, entities where the owner has significant influence but not control, are consolidated according to the equity method. The equity method means that the participating interests in an entity are recognized at cost at the time of acquisition and subsequently adjusted for the owned share of the change in the associate's net asset. Goodwill attributable to the associate is included in the carrying amount of the participating interests and is not amortized. The carrying amount of the participating interests is subsequently compared with the recoverable amount of the net investment in the associate to determine whether an impairment need exists. The owned share of the associate's profit according to the associate's income statement, together with any impairment, is recognized on a separate line. The share of the associate's tax is recognized in the income statement as tax.

The associates' reporting dates and accounting policies conform to the group's.

Joint ventures (IAS 31)
Investments in joint ventures are recognized as associates according to the equity method; see Investment in Associates above. A joint venture is a contractually based relationship where the group, together with another party, jointly manages an economic activity and where the parties jointly control that activity.

Intangible assets (IAS 38)
Goodwill
Goodwill acquired through a business combination is initially measured at cost, which corresponds to the portion of the cost of the acquired operations exceeding the net fair value of the acquired unit's identifiable assets, liabilities and contingent liabilities. Goodwill is subsequently measured at cost less accumulated impairment. Goodwill is tested annually for impairment or if events or circumstances indicate a decrease in value.

In order to test goodwill from business combinations for impairment, it is allocated upon acquisition to the cash-generating unit or units that are expected to benefit from the acquisition. Identified cash-generating units correspond to the lowest level in the entity at which the goodwill is monitored in the internal control of the entity. A cash-generating unit is not larger than a business segment in the segment reporting.

Impairment needs are determined by estimating the recoverable amount of the cash-generating unit that the goodwill is allocated to. When the recoverable amount is lower than carrying amount, impairment is recognized.

Other intangible assets
Intangible assets are initially measured at cost. The cost of intangible assets in a business combination corresponds to fair value upon acquisition. They are subsequently measured at cost less accumulated amortization and accumulated impairment. The useful life of an intangible asset is assessed to be either finite or indefinite. Intangible assets with a finite useful life are amortized over their useful life and tested for impairment when impairment needs are indicated. Useful life and amortization methods are reassessed and adapted when needed in connection with each closing day. Intangible assets with indefinite useful life are tested for impairment in the same way as goodwill rather than amortized systematically. The decision that a useful life is indefinite is reassessed annually to establish whether it is still indefinite. If it instead is finite, amortization begins.

Development expenses whose cost can be calculated in a reliable way and for which it is likely that future economic benefits attributable to the assets will accrue to the group are recognized in the balance sheet. In other cases, development is expensed when it arises.

Tangible assets (IAS 16)
Tangible fixed assets such as equipment and properties for own uses are initially recognized at cost. They are subsequently measured at cost less accumulated depreciation. Depreciation begins when an asset is ready for use and is reported systematically over each component's useful life down to its estimated residual value. The depreciation method reflects how the asset's value is gradually consumed. The useful life is periodically reassessed and changed when needed. The carrying amount is tested for impairment when events or circumstances indicate a lower recoverable amount.

Provisions (IAS 37)
A provision is recognized in the balance sheet when the group has a legal or constructive obligation arising from past events and it is likely that an outflow of resources will be required to settle the obligation. In addition, a reliable estimation of the amount must be made. Estimated outflows are calculated at present value. Provisions are tested on each closing day and adjusted when needed, so that they correspond to the current estimate of the value of the obligations.

Pension obligations (IAS 19)
The group's post-employment benefits, which consist of pension obligations, are classified as either defined contribution plans or defined benefit plans. In defined contribution plans, the group pays contributions to separate legal entities, and the risk of a change in value until the funds are paid out rests with the employee. Thus, the group has no further obligations once the fees are paid. Other pension obligations are classified as defined benefit plans.

Premiums for defined contribution plans are recognized as cost when an employee has performed his/her services.

In defined benefit plans, the present value of pension obligations is calculated and recognized as a provision. Both legal and constructive obligations that arise as a result of informal practices are taken into account. The calculation is made according to the Projected Unit Credit Method. As such, future benefits are attributed to periods of service. The fair value of the assets (plan assets) that are allocated to cover obligations and the unrecognized actuarial net loss are deducted from the provision. The profit or loss is charged with the net of service costs, interest on obligations and the anticipated return on plan assets. The calculations are based on the group's actuarial assumptions, i.e., the group's best estimate of future developments. If the actual outcome deviates or the assumptions change, so-called actuarial gains and losses arise. The net of actuarial gains and losses is not recognized through profit or loss until it exceeds ten percent of the higher of the present value of the obligations or the value of plan assets. The excess is recognized through profit or loss over the employees' remaining working lives.

Provisions for payroll tax are allocated on a nominal basis based on the difference between the group's pension cost and the pension cost that serves as the basis for actual payroll tax.

Revenues (IAS 18)
The principles of revenue recognition for financial instruments are described in a separate section. Fees for services are recognized as revenue when the service is provided. Such revenue is reported under both Commission income and Other operating income.

Insurance contracts (IFRS 4)
In the financial statements, insurance policies refer to policies where significant insurance risk is transferred from insured to insurer. The majority of the group's insurance policies do not transfer significant insurance risk, due to which they are instead recognized as financial instruments.

For insurance policies with significant insurance risk, actuarial provisions are allocated corresponding to pledged obligations. In the income statement, premiums received and provisions are reported on separate lines.

Impairment (IAS 36)
For assets that are not assessed for impairment according to other standards, the group periodically determines whether there are indications of a decrease in value. If such indications exist, the asset is assessed for impairment by estimating its recoverable amount. Assets with indefinite useful life are periodically assessed for impairment regardless of whether or not there are indications that they have decreased in value. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use. If the carrying amount exceeds the recoverable amount, the asset is reduced to its recoverable amount. When estimating value in use, estimated future cash flows are discounted using a discount rate before tax that includes the market's estimate of the time value of money and other risks associated with the specific asset. An assessment is also made on each reporting date whether there are indications that the need for previous impairments has decreased or no longer exists. If such indications exist, the recoverable amount is determined. Previously impairment losses are reversed only if there were changes in the estimates made when the impairment was recognized.

Tax (IAS 12)
Current tax assets and tax liabilities for the current and previous periods are measured at the amount expected to be obtained from or paid to tax authorities. Deferred taxes refer to tax on differences between carrying amount and tax base, which in the future serves as the basis for current tax. For the parent company's Estonian subsidiary, Hansabank, income taxation is triggered only if dividends are paid. Because the parent company controls whether dividends are paid, provisions for taxation are allocated only if the intent is to pay a dividend. Deferred tax assets attributable to tax loss carry-forwards are recognized on each closing day to the extent it is likely they can be utilized. The carrying amount of deferred tax is reassessed on each closing day. Confirmed tax rates on the closing day are used in the calculations. The group's deferred tax assets and tax liabilities are estimated at nominal value using each country's tax rate. Deferred tax assets are netted against deferred tax liabilities for group entities that have offsetting rights. All current and deferred taxes are reported in the income statement as tax expense with the exception of tax attributable to items recognized directly in equity.

Cash and cash equivalents (IAS 7)
Cash and cash equivalents consist of cash and balances with central banks and the net claim of overnight deposit receivables and overnight deposit liabilities with maturities up to five days. Cash and cash equivalents include Treasury bills, other bills and mortgage bonds eligible for refinancing with central banks taking into account repos and short selling.

Segment reporting (IAS 14)
Segments refer to business segments and geographical segments. The group's business segments agree with its geographical segments. The accounting policies for a business segment are comprised of the accounting policies above and the policies that specifically refer to the business segment reporting.

The business segment report is based on the group's organization and internal accounts. Market-based compensation is applied between business segments, while all costs for IT, other shared services and Group Staffs are transferred at full cost-based internal prices to the business segments. Executive Management expenses are not distributed. Average equity during the year attributable to the shareholders is allocated to each business segment. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Interest income received on allocated equity is calculated based on relevant market rates. Finance costs for goodwill and other surplus values are allocated to each business segment. The return on equity for the business segments is based on profit for the year attributable to shareholders in relation to equity allocated to the business segments.

PARENT COMPANY
The parent company prepares its annual report according to IFRS as long as it is consistent with ÅRKL, RR 32 and the regulations of the Swedish Financial Supervisory Authority.

The most significant deviations between the parent company's financial statements and IFRS are the recognition of pension costs, the treatment of goodwill and internally generated intangible assets and the valuation of the currency component in currency hedges of investments in foreign subsidiaries and associates. The parent company recognizes pension costs according to the regulations of the Swedish Financial Supervisory Authority, which means that defined benefit pension plans are recognized as defined contribution plans. The parent company amortizes goodwill on a straight-line basis. All expenditures attributable to internally generated intangible assets are recognized through profit or loss, regardless of whether they arose during the development stage. The currency component in currency hedges of net investments in foreign subsidiaries and associates is translated to cost.

Deviations in classifications occur as well.

3 Net interest income

	Group		Parent company	
	2007	2006	2007	2006
Interest income				
Credit institutions	6,518	4,643	14,690	8,855
SEK	3,055	1,730	7,893	5,047
foreign currency	3,463	2,913	6,797	3,808
Loans to the public	52,535	36,594	15,985	10,585
SEK	37,974	29,063	13,124	9,135
foreign currency	14,561	7,531	2,861	1,450
Interest-bearing securities	2,680	2,069	2,881	2,025
SEK	1,199	770	1,615	1,089
foreign currency	1,481	1,299	1,266	936
Other	5,354	3,859	4,893	3,507
SEK	3,000	2,384	2,947	2,276
foreign currency	2,354	1,475	1,946	1,231
Total	**67,087**	**47,165**	**38,449**	**24,972**
SEK	45,228	33,947	25,579	17,547
foreign currency	21,859	13,218	12,870	7,425
Interest expenses				
Credit institutions	-8,482	-6,066	-7,860	-4,739
SEK	-4,731	-3,650	-4,408	-2,414
foreign currency	-3,751	-2,416	-3,452	-2,325
Deposits and borrowings from the public	-11,011	-5,729	-8,764	-4,453
SEK	-7,947	-3,945	-8,026	-3,990
foreign currency	-3,064	-1,784	-738	-463
Debt securities in issue	-22,661	-15,775	-8,664	-5,351
SEK	-6,206	-5,953	-1,061	-819
foreign currency	-16,455	-9,822	-7,603	-4,532
Subordinated liabilities	-1,973	-1,836	-1,871	-1,634
SEK	-533	-327	-385	-199
foreign currency	-1,440	-1,509	-1,486	-1,435
Other	-3,803	-1,782	-3,707	-1,708
SEK	-3,698	-1,719	-3,688	-1,708
foreign currency	-105	-63	-19	
Total	**-47,930**	**-31,188**	**-30,866**	**-17,885**
SEK	-23,115	-15,594	-17,568	-9,130
foreign currency	-24,815	-15,594	-13,298	-8,755
Total	**19,157**	**15,977**	**7,583**	**7,087**
SEK	22,113	18,353	8,011	8,417
foreign currency	-2,956	-2,376	-428	-1,330
Total average balance, assets	**1,521,401**	**1,296,316**	**917,852**	**749,878**
Total average balance, liabilities	**1,457,835**	**1,240,081**	**882,481**	**715,324**
Investment margin	1.25	1.23	0.83	0.95
Average interest rate on loans to public	5.04	4.10	4.99	3.97
Average interest rate on deposits to public	2.55	1.55	2.60	1.52
Interest income on financial assets measured at amortized cost	34,007	22,782	23,715	16,956
Interest expenses on financial liabilities measured at amortized cost	11,556	11,093	19,391	10,634
Interest income on impaired loans	68	41	16	18

The group's income statement item Net interest income 2006 has been adjusted and increased by SEK 473m since interest related to financial instruments for trading is now recognized in net interest. In the 2006 Annual Report, interest is reported in the income statement item Net gains and losses on financial items at fair value.

4 Dividends received

	Parent company	
	2007	2006
Shares and participating interests	304	264
Investments in associates	127	121
Investments in group entities*	4,969	1,451
Total	**5,400**	**1,836**
* of which, through group contributions	4,697	883

5 Net commissions

	Group		Parent company	
	2007	2006	2007	2006
Commission income				
Payment processing commissions	4,612	4,010	1,876	2,591
Lending commissions	671	605	361	346
Deposit commissions	70	60	69	59
Guarantee commissions	231	196	155	137
Securities commissions				
Brokerage	1,064	989	445	460
Asset management	4,226	3,719	1,815	1,726
Other securities commissions	104	119	97	100
Other commissions				
Real estate brokerage commissions	152	147		
Other	1,809	1,620	833	783
Total	**12,939**	**11,465**	**5,651**	**6,202**
Commission expenses				
Payment processing commissions	-1,592	-1,376	-403	-991
Securities commissions	-290	-240	-174	-154
Other commissions	-1,177	-980	-156	-259
Total	**-3,059**	**-2,596**	**-733**	**-1,404**
Total	**9,880**	**8,869**	**4,918**	**4,798**

6 Net gains and losses on financial items at fair value

	Group		Parent company	
	2007	2006	2007	2006
Valuation category, fair value through profit or loss				
Trading and derivatives				
Shares/participating interests	757	888	338	433
of which, change in value	432	677	338	433
of which, dividend	325	211		
Interest-bearing instruments	6,670	-7,292	-504	990
Other financial instruments	60	-74		
Total	**7,487**	**-6,478**	**-166**	**1,423**
Other				
Shares/participating interests	117	352	35	257
of which, change in value	85	257	35	257
of which, dividends	32	95		
Interest-bearing instruments	-7,174	8,064	-113	-353
Total	**-7,057**	**8,416**	**-28**	**-96**
Hedge accounting at fair value				
Hedging instruments	-199	-496	-201	-464
Hedged item	163	458	166	428
Total	**-36**	**-38**	**-35**	**-36**
Ineffective portion in hedging of net investments in foreign operations	0			
Valuation category, loans and receivables	16	51		
Change in exchange rates	1,281	787	592	255
Total	**1,691**	**2,738**	**363**	**1,546**

Cont. note 6

No change has arisen in the value of financial liabilities as a result of the change in the group's credit worthiness. No inefficiency has arisen in cash flow hedges.

The group's income statement item Net gains and losses on financial items has been adjusted and reduced by SEK 473m since interest related to financial instruments for trading is now recognized in net interest.

7 Other income

	Group		Parent company	
	2007	2006	2007	2006
Capital gains financial fixed assets	58		54	33
Income from real estate operations	120	104	1	0
Capital gains on sales of properties, equipment, etc		31	0	
IT services	739	725	960	844
Other operating income	307	267	180	170
Total	**1,224**	**1,127**	**1,195**	**1,047**

8 Staff costs

	Group		Parent company	
	2007	2006	2007	2006
Salaries and other remuneration	5,955	5,311	3,765	3,581
Pension costs*	813	751	839	794
calculated costs			161	161
premiums paid			678	633
Social insurance charges	1,883	1,704	1,333	1,269
Allocation to profit-sharing fund	783	492	164	88
Training costs	173	149	92	99
Other staff costs	185	153	147	123
Total	**9,792**	**8,560**	**6,340**	**5,954**
of which, profit-based staff costs	1,658	1,307	599	416

* The group's pension cost for the year is specified in note 36.

Group	2007				2006			
Salaries and other remuneration	Board, President, EVPs and other senior executives	Bonuses	Other employees	Total	Board, President, EVPs and other senior executives	Bonuses	Other employees	Total
Sweden	73	9	3,994	4,076	74	7	3,711	3,792
Denmark			14	14			8	8
Estonia	10	13	404	427	10	10	323	343
Latvia	8	3	299	310	10	8	222	240
Lithuania	12	6	341	359	12	5	269	286
Luxembourg	10	1	39	50	8		32	40
Norway	6	50	413	469	3	15	499	517
Russia	9	2	72	83	7	2	39	48
Ukraine	7	13	99	119				
USA	2	6	24	32	2	3	21	26
Other countries			16	16			11	11
Total	**137**	**103**	**5,715**	**5,955**	**126**	**50**	**5,135**	**5,311**

Parent Company	2007				2006			
Salaries and other remuneration								
Sweden	43	4	3,653	3,700	51	4	3,480	3,535
Denmark			14	14			8	8
Norway			19	19			11	11
USA			16	16			16	16
Other countries			16	16			11	11
Total	**43**	**4**	**3,718**	**3,765**	**51**	**4**	**3,526**	**3,581**

	Group		Parent company	
	2007	2006	2007	2006
Costs during the year for pensions and similar benefits:				
To Board, President and EVPs, current and former	59	65	60	62
No. of persons	69	69	43	43

Costs in the group are calculated in accordance with IAS 19 and costs in the parent company in accordance with the Annual Accounts for Credit Institutions and Securities Companies. Pension obligations for current and former Presidents and Executive Vice Presidents have been secured through insurance and pension funds. The obligations secured by pension funds amounted to SEK 412m (424).

	Group		Parent company	
	2007	2006	2007	2006
Loans to President and EVPs	94	88	47	42
No. of persons with loans	32	42	10	11
Loans to Directors and deputies	97	102	16	19
No. of persons with loans	55	56	8	11

The group has not pledged any assets or other collateral or committed to contingent liabilities on behalf of any senior executives.

Cont. note 8

Information regarding senior executives

Senior executives refer to members of the Board Directors, the President and CEO as well as members of group management. Other senior executives refer here to members of the group management at the end of the year.

A Compensation Committee, consisting of the Chair of the Board, the Vice Chair and one other Director, prepares decisions prior to Board meetings on salaries and other benefits for the President, Group Executive Management, persons in the respective management groups for the strategic business areas, Presidents of large subsidiaries, corporate staff managers in Swedbank AB and the head of Internal Audit.

Fees paid to the President, members of the group management or Executive Vice Presidents of the parent company for Board duties are deducted against salaries, unless otherwise agreed.

The Board of Directors, SEK thousands	2007 Board fees, salary, vacation compensation	Of which committee work
Board fees and compensation		
Annual Board fee decided by the Annual General Meeting		
Carl Eric Stålberg, Chair	1,550	250
Ulrika Francke, Vice Chair	1,025	375
Gail Buyske, Director	425	75
Simon F.D. Ellis, Director	350	
Berith Hägglund-Marcus, Director	425	75
Göran Johnsson, Director	600	250
Anders Nyblom, Director	600	250
Caroline Sundewall, Director	425	75
	5,400	1,350

For 2007, an annual Board fee of SEK 5,400,000 (5,250,000) was approved by the AGM. Board fees are not paid to persons having an employment contract with the group.

Compensation to the Board Chair, SEK thousands	2007	2006
To Carl Eric Stålberg		
Fixed compensation, salary	2,975	2,875
Within framework of Board fees set by the Board	1,550	1,550
Other compensation/benefits	60	74
Total	**4,585**	**4,499**
of which pension-based compensation	2,975	2,875
Pension cost, including payroll tax	3,116	2,904

Pension obligations for the Chair of the Board

As an employee from 1 January 2003, Carl Eric Stålberg is entitled to a defined-benefit pension from the age of 60. His pension entitlement is the vested portion of 75 percent of his salary. The vested portion is based on his length of employment in months divided by 360. The parent company also pays a pension premium of SEK 360,000 per year. Previously vested pension benefits remain unaffected. Benefits are accrued continuously until retirement and are vested after they have been accrued.

Termination conditions for the Chair of the Board

Depending on the reason for his termination, Carl Eric Stålberg, in accordance with his employment contract with the parent company, may be entitled to pensionable compensation equivalent to his previous salary for a period after termination. That period amounts to 24 months. Under special circumstances, the period may be extended to 36 months. However, under no circumstances will severance be paid after Carl Eric Stålberg reaches the age of 60, in January 2011. The right to compensation in accordance with what is stated herein is conditional on, among other things, the settlement of 50 percent of any income from new employment, etc. against the severance, unless the Board decides otherwise.

Pension obligations to other Directors

The group has no pension obligations for other Directors.

Remuneration to the President, SEK thousands	2007	2006
To Jan Lidén		
Fixed compensation, salary	8,000	7,250
Other compensation/benefits	194	183
Total	**8,194**	**7,433**
Pension costs including payroll tax	4,464	4,399

Employment terms for the President

Employment terms for President Jan Lidén call for an annual base salary with no variable compensation in the form of bonuses, etc. His ordinary retirement age is 60. Jan Lidén disposes over an annual premium of SEK 3.6 M for defined-contribution pension purposes. The parent company's obligation extends only to the size of the premium. The premium is index-linked on a yearly basis at the highest percentage applied by BAO, Sparinstitutens Pensions kassa and Alecta.

If terminated by the parent company, Jan Lidén will receive a salary during a 12-month term of notice. To this is added severance pay for 12 months. A deduction is made for income earned from new employment. If Jan Lidén resigns, the term of notice is six months and there is no severance.

The bank has several Executive Vice Presidents. In accordance with the Board's instructions, the order of succession is that the head of Swedish Banking is first to take over in place of the President.

Remuneration to head of Swedish Banking, SEK thousands	2007
To Kjell Hedman	
Fixed compensation, salary	2,650
Variable compensation, paid out in 2007	420
Other compensation/benefits	91
Total	**3,161**
Pension costs including payroll tax	4,299

Employment terms for head of Swedish Banking

Kjell Hedman's variable compensation is maximized at 25 percent of annual salary and consists of 2/3 bonuses tied to payouts by the Kopparmyntet profit participation fund and 1/3 bonuses tied to individual goals. Variable compensation is not pensionable. Kjell Hedman has a defined-benefit pension amounting to 75 percent of 54.57 income based amounts, in addition to which he receives a supplementary defined-contribution pension in which the parent company is committed to pay premiums to a company-owned endowment insurance for the equivalent of 35 percent of salary segments not secured by the defined-benefit entitlement.

If terminated by the parent company, Kjell Hedman will receive a salary during a six-month term of notice. To this is added severance pay for 12 months. A deduction is made for income earned from new employment. If Kjell Hedman resigns, the term of notice is six months and there is no severance.

Remuneration to the other senior executives*	2007	2006
Fixed compensation, salary	18	17
Variable	7	8
Other compensation/benefits	1	1
Total	**26**	**26**
Pension costs including payroll tax	10	9
No. of persons	7	7

* Includes compensation paid during the year from all group entities, Swedish or international. The remuneration shown refers to the full year for the members of the group management at the end of the year, excluding the President.

Variable compensation paid to the Swedish Executive Management is maximized at 25 percent of annual salary and consists of 2/3 bonuses tied to payouts by the Kopparmyntet profit participation fund and 1/3 bonuses tied to individual goals. Variable compensation paid to the Baltic Executive Management is maximized at 13 monthly wages. In addition 1 percent of EVA (Economic Value Added) is divided equally between the senior executives, maximized at EUR 360,000 per holder of the position. In 2007, SEK 7,416,000 in variable compensation was paid to other senior executives. SEK 8,515,000 was charged against income. Variable compensation is not pensionable. Directors' fees are deducted against salary, unless otherwise agreed.

Cont. note 8

Pension obligations

Other senior executives comprise a total of seven persons at year-end. A defined-benefit pension is payable to four persons from age 60 and to one person from age 62. For four persons, a deduction is made for previously vested pension entitlement. Benefits are accrued continuously until retirement and are vested after they have been accrued. For one person, previously vested benefits are not coordinated, but the period of service is reduced and the pension entitlement is fully vested at the age of 59. For two executives, there is no pension commitment.

For four of the five individuals with a defined-benefit pension entitlement, the pensionable salary for 2004 in the defined-benefit pension plan has been locked in terms of income base amounts. In addition to which they receive a supplementary defined-contribution pension where the parent company has committed to premium to a company-owned endowment insurance for the equivalent of 35 percent of salary segments not secured by the defined-benefit entitlement.

Termination conditions

If terminated by the company, salary is payable during the term of notice of 0–12 months. To this is added severance pay for 6–12 months. A deduction is made for any income earned from new employment. If a senior executive resigns, the term of notice is not more than six months and there is no severance.

Group

Average number of employees based on 1,585 hours per employee	2007	2006
Swedbank AB	8,892	8,091
Swedbank Hypotek	14	17
Swedbank Finans	160	152
Swedbank Robur	320	269
Sparia Försäkrings AB	2	2
Swedbank Juristbyrå AB	5	5
Swedbank Fastighetsbyrå	39	56
Swedbank Företagsförmedling AB	5	1
Swedbank Babs AB	54	9
Allround AB		3
Ölands Bank AB	60	60
Swedbank Luxembourg S.A.	76	72
Hansabank	10,215	8,917
OJSC Swedbank	1,850	
First Securities ASA	242	169
First Securities LLC	21	
Total	**21,955**	**18,623**
of which in		
Denmark	26	17
Estonia	3,558	3,142
Finland	9	8
Japan	2	2
China	17	15
Latvia	2,725	2,398
Lithuania	3,633	3,206
Luxembourg	76	72
Norway	273	186
Russia	299	171
UK		1
Ukraine	1,850	
USA	37	15
Total	**12,505**	**9,233**
Number of hours worked (thousands)	34,803	29,517
Number of group employees at year-end excluding long-term absentees in relation to hours worked expressed as full-time positions	22,148	17,399

Employee turnover in Swedish entities was 8.9 percent.

Distribution by gender	Dec. 31, 2007		Dec. 31, 2006	
Group, %	**Female**	**Male**	**Female**	**Male**
All employees	68	32	67	33
Directors	27	73	28	72
Other senior executives, incl. President	16	84	17	83

Parent company, %	Female	Male	Female	Male
All employees	57	43	57	43
Directors	60	40	50	50
Other senior executives, incl. President	33	67	33	67

Other senior executives refer to individuals in the group who are President or Vice President, but not members of the Board of Directors and in the parent company persons in Group Executive Management.

Distribution by gender	Dec. 31, 2007		Dec. 31, 2006	
Group, %	**Female**	**Male**	**Female**	**Male**
Sweden	57	43	57	43
Denmark	49	51	35	65
Estonia	78	22	79	21
Finland	54	46	57	43
Japan	50	50	50	50
China	63	37	50	50
Latvia	76	24	75	25
Lithuania	82	18	81	19
Luxembourg	42	58	39	61
Norway	24	76	22	78
Russia	66	34	64	36
Ukraine	71	29		
USA	35	65	27	73

Sick leave

Parent company, %	2007	2006
Total sick leave	3.9	4.2
of which, long-term sick leave as proportion of total sick leave	62.4	67.1
Sick leave for female employees	5.0	5.5
Sick leave for male employees	2.4	2.4
Sick leave for age group 29 and below	2.2	2.0
Sick leave for age group 30–49	3.3	3.5
Sick leave for age group 50 and above	5.0	5.5

Total sick leave is stated as a percentage of employees' aggregate normal working hours within each group. Long-term sick leave refers to absences of 60 or more consecutive days.

9 Other general administrative expenses

	Group		Parent company	
	2007	**2006**	**2007**	**2006**
Expenses for premises	42	22	1	0
Rents, etc.	1,181	1,061	796	795
IT expenses	1,467	1,257	1,066	956
Telecommunications, postage	425	426	277	293
Consulting and outside services	936	804	510	540
Travel, entertainment	426	371	195	187
Office supplies	263	261	187	199
Advertising, public relations, marketing	467	458	235	276
Security transports, alarm systems	371	280	321	245
Other administrative expenses	538	672	364	511
Other operating expenses	106	308	122	88
Total	**6,222**	**5,920**	**4,074**	**4,090**

Cont. note 9

Remuneration to the group's auditors

Group	Audit 2007	Audit 2006	Consultation 2007	Consultation 2006
Auditors elected by Annual General Meeting				
Deloitte AB	30	23	8	11
Ernst & Young AB		2	5	9
Auditors appointed by the Swedish Financial Supervisory Authority				
BDO Nordic Stockholm AB		1		
Total	30	26	13	20
Internal Audit	68	62		

Parent company	Audit 2007	Audit 2006	Consultation 2007	Consultation 2006
Auditors elected by Annual General Meeting				
Deloitte AB	15	11	3	10
Ernst & Young AB		2	4	6
Auditors appointed by the Swedish Financial Supervisory Authority				
BDO Nordic Stockholm AB		1		
Total	15	14	7	16
Internal Audit	52	50		

Remuneration to auditors relating to consultations primarily consists of advice on tax issues and financial due diligence.

10 Operational leasing



The agreement relates mainly to premises in which the group is the lessee. The combined amount of future minimum lease payments that relate to non-cancellable agreements is allocated on the due dates as follows. The corresponding expenses and income for 2007 amounted to SEK 666m and SEK 9m in the group and SEK 619m and SEK 46 m in the parent company.

Group	< 1 yr.	1–5 yrs.	> 5 yrs.	Total
Expenses	910	3,805	778	5,493
Income from subletting	20	116	23	159
Total	890	3,689	755	5,334

Parent company	< 1 yr.	1–5 yrs.	> 5 yrs.	Total
Expenses	880	3 721	709	5,310
Income from subletting	50	248	53	351
Total	830	3,473	656	4,959

11 Depreciation/amortization and impairments of tangible and intangible fixed assets

	Group 2007	Group 2006	Parent company 2007	Parent company 2006
Depreciation/amortization				
Equipment	462	434	239	253
Buildings	42	36	1	
Intangible fixed assets	201	189	150	134
Total	705	659	390	387

12 Loan losses, net

	Group 2007	Group 2006	Parent company 2007	Parent company 2006
Loans assessed individually				
The year's write-off for established loan losses	575	493	339	398
Reversal of previous provisions for anticipated loan losses reported in the year's accounts as established losses	-236	-207	-140	-171
The year's provisions for anticipated loan losses	453	222	193	118
Recoveries from previous years' established loan losses	-178	-225	-96	-124
Recovered provisions no longer necessary for anticipated loan losses	-126	-264	-72	-148
The year's net expense for individually assessed loans	488	19	284	73
Collective provisions for loans assessed individually				
Allocations/withdrawals from collective provisions	-39	-319	-299	-590
Collectively measured homogenous groups of loans with limited value and similar credit risk				
The year's write-off for established loan losses	85	61	45	43
Recoveries from previous years' established loan losses	-23	-9	0	0
Allocations/withdrawals from loan loss reserve	73	17	17	-7
The year's net expense for collectively measured homogenous loans	135	69	62	36
The year's net expense for discharged guarantees and other contingent liabilities	25	5	22	-20
Change in value of property taken over	10	21	10	22
Loan losses, net	619	-205	79	-479
Loan losses by valuation category				
Loans and receivables	648	-210	74	-491
Fair value through profit or loss	-29	5	5	12
Loan losses distributed by borrower category				
Credit institutions				
Write-off and provisions	13	0	12	0
Recoveries from previous years' established loan losses	0	-8		-8
General public				
Write-off and provisions	997	628	559	410
Recoveries from previous years' established loan losses	-391	-825	-492	-881
Total	619	-205	79	-479

13 Impairments of financial fixed assets

	Parent company 2007	Parent company 2006
Investments in associates		
BDB Bankernas Depå AB	4	
DocHotel i Stockholm AB	2	
Finansiell ID-Teknik BID AB	1	4
Total	7	4

Shares in associates have been impaired to the group's carrying amount.

14 Appropriations

	Parent company	
	2007	2006
Untaxed reserves		
Accelerated depreciation on equipment	88	132
Tax allocation reserve	-2 024	
Total	**-1,936**	**132**
Settlement of pensions		
Calculated costs	161	161
Pensions paid	-22	-22
Payroll tax and tax on return on pension assets	-144	-131
Change in pension obligations set aside in the balance sheet	1	0
Reimbursement from pension funds etc.	22	22
Contribution to pension funds	-38	-24
Total	**-20**	**6**
Total	**-1,956**	**138**

15 Tax

	Group		Parent company	
Tax expense	**2007**	**2006**	**2007**	**2006**
Tax related to previous years	-15	-80	-17	-96
Current tax	2,584	3,505	1,761	1,849
Deferred tax	881	-214	2	-292
Total	**3,450**	**3,211**	**1,746**	**1,461**

Group

The tax expense represents 22.1 percent of the group's pre-tax profit.

The difference between the group's tax expense and the tax expense based on current tax rates is explained below:

	2007		2006	
	SEKm	percent	SEKm	percent
Results	3,450	22.1	3,211	22.5
28 % on the pre-tax profit	4,364	28.0	3,994	28.0
Difference	**914**	**5.9**	**783**	**5.5**
The difference consists of the following items:				
Taxes previous years	15	0.1	80	0.6
Tax-exempt income/non-deductible expenses	-10	-0.0	37	0.3
Tax-exempt appreciation in value of shares and participating interests	16	0.1	104	0.7
Not previously activated deficit deduction			23	0.1
Other tax basis in insurance operations	50	0.3	48	0.4
Deviating tax rates in other countries	845	5.4	504	3.5
Other	-2	-0.1	-13	-0.1
Total	**914**	**5.9**	**783**	**5.5**

Parent company

The tax expense represents 26.4 percent of the company's pre-tax profit.

The difference between the bank's tax expense and the tax expense based on current tax rates is explained below:

	2007		2006	
	SEKm	percent	SEKm	percent
Results	1,746	26.4	1,461	22.5
28 % on the pre-tax profit	1,852	28.0	1,819	28
Difference	**106**	**1.6**	**358**	**5.5**
The difference consists of the following items:				
Taxes previous years	17	0.2	95	1.4
Non-taxable dividends	121	1.8	219	3.4
Tax-exempt appreciation in value of shares and participating interests	16	0.2	104	1.6
Non-deductible goodwill amortization	-34	-0.5	-33	-0.5
Standard income tax allocation reserve	-21	-0.3	-20	-0.3
Other	7	0.1	-7	-0.1
Total	**106**	**1.6**	**358**	**5.5**

Cont. note 15

Deferred taxes

Deferred tax liabilities are reported net against deferred tax assets, since there is a legal right to set off and since the intent is to settle assets and liabilities on a net basis.

	Balance sheet		Income statement	
Group	2007	2006	2007	2006
Deferred tax assets				
Other	11	6	-5	-3
Total	**11**	**6**	**-5**	**-3**
Deferred tax liabilities				
Untaxed reserves	2,759	2,030	729	96
Provisions for pensions	-516	-557	41	33
Hedging of net investments in foreign operations	-165	32	14	
Untaxed reserves in associates				-18
Business combinations	111		14	
Other	7	-81	88	-322
Total	**2,196**	**1,424**	**886**	**-211**

Deferred tax relating to hedging of net investments in foreign operations is recognized directly against equity. The deferred tax is recognized through profit or less when the hedge impacts the calculation of current tax. Deferred tax from untaxed reserves in associates is included on the balance sheet line, Investments in associates.

Hansabank pays income tax in Estonia only after earnings are distributed to the parent company. The tax rate for 2007 is 22/78 of the distributed amount. The share of the remaining profit in Hansabank, if it were subject to a dividend, would result in a tax expense at the maximum of SEK 3,360m. No deferred tax has been recognized in the accounts for this because the parent company is able to determine the date when the dividend is paid out and it is not expected to occur for the foreseeable future. Any future dividends are still expected to be paid from future earnings.

16 Earnings per share



Earnings per share are calculated by dividing the profit for the year attributable to the shareholders of the parent company by a weighted average number of outstanding shares. Earnings per share after dilution is calculated by dividing the profit for the year attributable to the shareholders of the parent company by an average of the number of outstanding shares over the year, adjusted for the dilution effect of potential shares.

	2007	2006
Earnings attributable to the shareholders of the parent company	11,996	10,880
Weighted average number of outstanding shares (excluding own holdings) for earnings per share	515,373,412	515,373,412
Weighted average number of outstanding shares (excluding own holdings) for earnings per share adjusted by the assessed dilution effect	515,373,412	515,373,412
Earnings per share	23.28	21.11
Earnings per share after dilution	23.28	21.11

No other transactions involving shares or potential shares have taken place between the balance sheet date and the date for completion of these financial statements.

17 Dividend paid and proposed



	2007		2006	
	Per share	Total	Per share	Total
Dividend paid	8.25	4,252	7.50	3,865
Proposed dividend	9.00	4,638	8.25	4,252

The proposed dividend is not recognized as a liability in these financial statements. It will be approved by the Annual General Meeting 2008 for payment to the shareholders on May 6, 2008. The record day is set for April 25, 2008.

18 Treasury bills and other bills eligible for refinancing with central banks etc.

Treasury bills eligible for refinancing with central banks	Book value		Amortized cost		Nominal amount	
Group	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Valuation category, fair value through profit or loss						
Trading						
Swedish Government	32,139	12,977	32,153	12,915	29,330	11,861
Swedish municipalities	1,426	1,817	1,432	1,826	1,441	1,840
Foreign governments	2,379	7,186	2,342	7,191	2,207	7,043
Total	**35,944**	**21,980**	**35,927**	**21,932**	**32,978**	**20,744**
Valuation category, held to maturity*						
Foreign governments	1,190	1,044	1,190	1,044	1,142	1,000
Total	**1,190**	**1,044**	**1,190**	**1,044**	**1,142**	**1,000**
Total	**37,134**	**23,024**	**37,117**	**22,976**	**34,120**	**21,744**

* Fair value of held-to-maturity investments amounted to SEK 1,161m (1,054).

Treasury bills eligible for refinancing with central banks	Book value		Amortized cost		Nominal amount	
Parent company	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Valuation category, fair value through profit or loss						
Trading						
Swedish Government	32,028	12,665	32,042	12,603	29,219	11,549
Swedish municipalities	1,360	1,791	1,366	1,800	1,375	1,814
Foreign governments	1,625	3,258	1,581	3,256	1,468	3,135
Total	**35,013**	**17,714**	**34,989**	**17,659**	**32,062**	**16,498**

19 Loans to credit institutions

	Group		Parent company	
	2007	**2006**	**2007**	**2006**
Valuation category, loans and receivables				
Swedish banks	30,849	24,358	28,993	19,374
Other Swedish credit institutions	464	106	155,086	124,594
Foreign banks	38,751	40,782	98,222	94,432
Other foreign credit institutions	32,320	13,157	32,309	1,549
Total	**102,384**	**78,403**	**314,610**	**239,949**
Valuation category, fair value through profit or loss				
Trading				
Swedish banks	3,790	17,641	3,790	17,641
Other Swedish credit institutions	14,896	7,365	14,896	7,365
Foreign banks	52,944	57,688	52,944	57,688
Total	**71,630**	**82,694**	**71,630**	**82,694**
Total	**174,014**	**161,097**	**386,240**	**322,643**
of which, group entities			142,213	115,728
of which, associates	508	400	501	400

	Group		Parent company	
Subordinated loans	**2007**	**2006**	**2007**	**2006**
Subsidiaries			5,526	2,712
Associates	7			
Other entities	74	70	74	70
Total	**81**	**70**	**5,600**	**2,782**

20 Loans to the public

	Group		Parent company	
	2007	**2006**	**2007**	**2006**
Valuation category, loans and receivables				
Swedish public	393,318	327,364	243,514	191,848
Foreign public	236,837	153,933	56,488	20,278
Change in value due to hedge accounting at fair value	-3	-6	-2	
Total	**630,152**	**481,291**	**300,000**	**212,126**
Valuation category, fair value through profit or loss				
Trading				
Swedish public	26,244	19,328	26,244	19,328
Foreign public	3,956	8,069	3,956	8,069
Other				
Swedish public	474,935	437,631	32,013	34,146
Total	**505,135**	**465,028**	**62,213**	**61,543**
Total	**1,135,287**	**946,319**	**362,213**	**273,669**
which of subsidiaries			164	441
which of associates	7			

	Group		Parent company	
Subordinated	**2007**	**2006**	**2007**	**2006**
Other entities	340	445	340	445
Total	**340**	**445**	**340**	**445**

21 Finance leases

Finance lease agreements distributed by maturity

				2007	2006
Group	< 1 yr.	1–5 yrs.	> 5 yrs.	Total	Total
Gross investment	14,071	29,563	3,946	47,580	37,619
Unearned finance income	2,118	2,905	597	5,620	4,519
Net investment	11,953	26,658	3,349	41,960	33,100

	2007	2006
Provisions for impaired claims related to minimum lease payments	-372	-331

The residual value of the leases in all cases is guaranteed by the lessees. Finance leasing are reported in Loans to public.

22 Bonds and other interest-bearing securities

Issued by other than public agencies	Book value		Amortized cost		Nominal amount	
Group	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Valuation category, fair value through profit or loss						
Trading						
Swedish mortgage entities	36,636	37,485	36,775	37,703	36,239	36,775
Other Swedish issuers						
Non-financial entities	4,532	5,731	4,546	5,749	4,555	5,724
Other financial entities	7,701	7,062	7,769	7,396	7,575	6,921
Foreign issuers	29,420	26,239	29,563	26,281	29,560	26,254
Total	**78,289**	**76,517**	**78,653**	**77,129**	**77,929**	**75,674**
Valuation category, held to maturity*						
Foreign issuers	69	59	69	59	69	59
Total	**69**	**59**	**69**	**59**	**69**	**59**
Total	**78,358**	**76,576**	**78,722**	**77,188**	**77,998**	**75,733**
of which, subordinated	200	275				
of which, listed	68,112	62,094				

* Fair value of held-to-maturity investments amounted to SEK 66m (60).

Issued by other than public agencies	Book value		Amortized cost		Nominal amount	
Parent company	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Valuation category, fair value through profit or loss						
Trading						
Swedish mortgage entities	63,982	50,849	64,130	51,096	63,584	50,148
Other Swedish issuers						
Non-financial entities	4,076	5,491	4,090	5,509	4,103	5,485
Other financial entities	7,528	7,006	7,597	7,339	7,402	6,864
Foreign issuers	23,151	24,900	23,295	24,938	23,304	24,932
Total	**98,737**	**88,246**	**99,112**	**88,882**	**98,393**	**87,429**
Valuation category, held to maturity*						
Foreign issuers	702		702		702	
Total	**702**		**702**		**702**	
Total	**99,439**	**88,246**	**99,814**	**88,882**	**99,095**	**87,429**
of which, group entities	29,323	14,924				
of which, subordinated	200	275				
of which, listed	88,483	74,606				

*Fair value of held-to-maturity investments amounted to SEK 702m (-).

23 Shares and participating interests

	Group				Parent company			
	Book value		Cost		Book value		Cost	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Valuation category, fair value through profit or loss								
Trading								
Trading stock	3,541	3,974	3,707	3,833	2,164	3,024	2,193	2,990
Fund shares	2,326	1,238	2,280	1,145				
For protection of claims	26	40	26	41	22	36	21	36
Other								
Credit institutions	125	322	66	260	125	321	66	260
Other	3		3					
Total	**6,021**	**5,574**	**6,082**	**5,279**	**2,311**	**3,381**	**2,280**	**3,286**
Valuation category, available for sale								
Condominiums	32	31	32	31	28	28	28	28
Other	48	5	41	6	5	5	5	5
Total	**80**	**36**	**73**	**37**	**33**	**33**	**33**	**33**
Total	**6,101**	**5,610**	**6,155**	**5,316**	**2,344**	**3,414**	**2,313**	**3,319**
of which, unlisted	119	78			54	69		

Unlisted holdings are measured at last transaction price. Holdings in the valuation category available for sale have been estimated to the acquisition value as a more reliable actual value is considered to not be established.

24 Investments in associates

	Group		Parent company	
	2007	2006	2007	2006
Fixed assets				
Credit institutions	2,059	1,822	1,468	1,430
Other associates	134	149	19	19
Total	**2,193**	**1,971**	**1,487**	**1,449**
Opening balance	**1,971**	**1,868**	**1,449**	**1,370**
Additions during the year	224	83	224	83
Change in accumulated profit shares	172	73		
Impairment losses during the year			-7	-4
Disposals during the year	-197	-34	-179	
Translation difference equity in associates	23	-19		
Closing balance	**2,193**	**1,971**	**1,487**	**1,449**

2007 Corporate identity, domicile	Corporate identity number	Number	Book value Group	Book value Parent company	Cost Parent company	Share of capital, %	Year's share of associates pre-tax profit
Credit institutions							
Bergslagens Sparbank AB, Lindesberg	516401-0109	582,391	134	118	118	48.00	7
Eskilstuna Rekarne Sparbank AB, Eskilstuna	516401-9928	865,000	159	125	125	50.00	31
Färs & Frosta Sparbank AB, Lund	516401-0091	1,478,700	393	257	257	30.00	60
Swedbank Sjuhärad AB, Borås	516401-9852	950,000	415	287	287	47.50	102
Vimmerby Sparbank AB, Vimmerby	516401-0174	340,000	59	41	41	40.00	11
NCSD Holding AB, Stockholm	556709-1763	443,700	416	270	270	24.82	82
EnterCard Holding AB, Stockholm	556673-0585	3,000	483	370	370	50.00	85
Total			**2,059**	**1,468**	**1,468**		**378**
Other associates							
BGC-Holding AB, Stockholm	556607-0933	29,177	45	11	11	29.18	24
DocHotel i Stockholm AB, Stockholm	556626-3934	400	2	0	3	33.33	0
Finansiell ID-teknik BID AB, Stockholm	556630-4928	12,735	3	4	23	28.30	-3
Privatgirot AB, Stockholm	556302-4552	220	3	1	1	22.00	1
BDB Bankernas Depå AB, Stockholm	556695-3567	13,000	3	3	7	20.00	-3
Other							2
Owned by subsidiaries							
Pankade Kaardikeskuse AS, Tallinn	10452335	3,781	31			47.90	8
AS Sertifitseerimiskeskus, Tallinn	10747013	1,134	4			25.00	-1
Sparebanken Nord-Norge Sec. ASA, Tromsö	982699355	25,000	5			25.00	3
International Credit History Bureau, Kiev	34299140	1	1			19.80	0
Svensk Mäklarstatistik AB, Stockholm	556709-1292	33	1			33.00	0
Babs Paylink AB, Stockholm	556567-2200	4,900	36			49.00	15
Total			**134**	**19**	**45**		**46**
Total			**2,193**	**1,487**	**1,513**		**424**

The share of the voting rights in each entity corresponds to the share of its equity.
All shares are unlisted.
The holding in EnterCard Holding AB is a joint venture.
The associates' total assets and liabilities amounted to SEK 45,385m and SEK 40,342m, respectively, while income and profit after tax for 2007 amounted to SEK 4,557m and SEK 793m, respectively.

25 Investment in group entities

	Parent company	
	2007	2006
Fixed assets		
Swedish credit institutions	14,898	14,898
Foreign credit institutions	25,216	19,190
Other Swedish entities	3 820	3,782
Total	**43,934**	**37,870**
Opening balance	**37,870**	**37,329**
Additions during the year	6 247	541
Disposals during the year	-183	
Closing balance	**43,934**	**37,870**

2007 Corporate name, domicile	Corporate identity number	Number	Book value	Cost	Share of capital, %
Swedish credit institutions					
Swedbank Företagskredit AB, Stockholm	556204-2340	200,000	20	120	100
Swedbank Finans AB, Stockholm	556131-3395	345,000	415	415	100
Swedbank Mortgage AB, Stockholm	556003-3283	23,000,000	14,328	14,328	100
Ölands Bank AB, Borgholm	516401-0034	780,000	135	135	60
Total			**14,898**	**14,998**	
Foreign credit institutions					
AS Hansapank, Tallinn	10060701	317,368,436	18,827	18,827	100
First Securities ASA, Oslo	933 922 847	694,895	273	320	51
OJSC Swedbank, Kiev	19356840	73,508,955,559	6,007	6,007	100
Swedbank First Securities LLC, New York	20-416-7414	67.55	15	15	67.55
Swedbank (Luxembourg) S.A., Luxemburg	302018-5066	299,999	94	138	100
Total			**25,216**	**25,307**	
Other Swedish entities					
Mandab AB, Stockholm	556318-3119	500	5	230	100
Sparia Försäkrings AB, Stockholm	516401-8631	30,000	555	595	100
Swedbank Administration AB, Stockholm	556284-5387	10,000	6	6	100
Swedbank BABS Holding AB, Stockholm	556691-3579	1,000	55	55	100
Swedbank Fastighetsbyrå AB, Stockholm	556090-2115	130,000	5	5	100
Swedbank Juristbyrå AB, Stockholm	556576-8891	5,000	1	6	100
Swedbank Robur AB, Stockholm	556110-3895	10,000,000	3,191	3,191	100
Other			2	2	
Total			**3,820**	**4,090**	

The share of the voting rights in each entity corresponds to the share of its equity. All entities are unlisted.

26 Derivatives

The group trades in derivatives in the normal course of business and for the purpose of hedging certain positions that are exposed to share, interest rate and currency risks. Interest rate swaps that safeguard the interest rate risk associated with certain loans and subordinated liabilities are sometimes recognized as hedging instruments in hedge accounting at fair value. The derivatives are recognized at fair value with changes in value through profit or loss in the same manner as for other derivatives. In note 6 Net gains and losses on financial items at fair value, any ineffectiveness of the hedges is recognized as the change in value of the derivative together with the change in value of the hedged risk component. Interest rate swaps sometimes also hedge projected future interest payments, so-called cash flow hedges. The future cash flows from interest rate swaps that are recognized as cash flow hedges on the balance-sheet date will be paid or received, and affect profit or loss, during 2008 and 2009. Since the derivatives are recognized as hedging instruments, their fair value is recognized directly in equity. Any ineffectiveness is recognized in note 6 Net gains and losses on financial items at fair value. The book value for derivatives in hedge accounting is reported separately below. The book values of all derivatives refer to fair value including accrued interest.

Cont. note 26

Due to netting agreements, derivatives with a value of SEK 1,826m are reported net in the balance sheet.

Group 2007

Derivatives with positive values or nil value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	620	15,003				
Swaps, cash flow hedge	117	9,466				
Total	**737**	**24,469**				
Other derivatives						
Options held	652	151,644	200	6,863	6,574	63,900
Forward contracts	1,520	2,435,453	8,010	397,882	28	167
Swaps	14,856	1,010,173	6,203	177,367		
Other derivatives	0	313	0	1	30	767
Total	**17,028**	**3,597,583**	**14,413**	**582,113**	**6,632**	**64,834**
of which, cleared	586	463,375			2,458	

Derivatives with negative value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	43	5,788				
Total	**43**	**5,788**				
Other derivatives						
Options issued	702	265,105	154	7,013	4,844	23,073
Forward contracts	1,507	2,287,875	8,799	412,046	15	341
Swaps	17,604	1,051,491	4,397	103,260	1	6,932
Other derivatives	0	2	0	1	27	895
Total	**19,813**	**3,604,473**	**13,350**	**522,320**	**4,887**	**31,241**
of which, cleared	622	353,237			1,240	

Parent company 2007

Derivatives with positive values or nil value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	619	14,455				
Total	**619**	**14,455**				
Other derivatives						
Options held	585	123,710	195	5,679	6,062	58,135
Forward contracts	1,510	2,435,442	8,157	422,049	28	167
Swaps	13,617	940,543	4,280	100,716		
Other						
Total	**15,712**	**3,499,695**	**12,632**	**528,444**	**6,090**	**58,302**
of which, cleared	586	463,375			2,458	

Derivatives with negative value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	43	5,788				
Total	**43**	**5,788**				
Other derivatives						
Options issued	740	271,805	149	5,926	4,717	20,806
Forward contracts	1,443	2,269,941	9,078	439,792	15	340
Swaps	16,675	995,779	3,359	105,467		
Other derivatives						
Total	**18,858**	**3,537,525**	**12,586**	**551,185**	**4,732**	**21,146**
of which, cleared	622	353,237			1,240	

Cont. note 26

Due to netting agreements, derivatives with a value of SEK 3,020m are reported net in the balance sheet.

Group 2006

Derivatives with positive values or nil value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	751	14,998	149	264		
Total	**751**	**14,998**	**149**	**264**		
Other derivatives						
Options held	474	105,566	148	7,829	4,885	18,635
Forward contracts	1,501	1,490,774	5,441	221,394	14	109
Swaps	12,160	799,989	1,286	81,449		
Other derivatives	15	76,272	0	1	60	2,058
Total	**14,150**	**2,472,601**	**6,875**	**310,673**	**4,959**	**20,802**
of which, cleared	352	469,428			2,602	

Derivatives with negative value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	41	2,689	11	635		
Total	**41**	**2,689**	**11**	**635**		
Other derivatives						
Options held	551	189,131	147	7,702	5,549	20,820
Forward contracts	1,467	1,442,311	8,102	291,088	29	1,300
Swaps	13,127	815,826	5,535	164,096	0	7,843
Other derivatives	14	56,180	0	40	54	1,000
Total	**15,159**	**2,503,448**	**13,784**	**462,926**	**5,632**	**30,963**
of which, cleared	352	514,049			2,602	

Parent company 2006

Derivatives with positive values or nil value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	744	14,465	116	264		
Total	**744**	**14,465**	**116**	**264**		
Other derivatives						
Options held	458	102,117	140	6,323	4,762	17,316
Forward contracts	1,498	1,490,326	5,748	253,034	14	108
Swaps	11,162	727,419	1,299	57,215		
Other	14	73,572				
Total	**13,132**	**2,393,434**	**7,187**	**316,572**	**4,776**	**17,424**
of which, cleared	352	469,428			2,602	

Derivatives with negative value	Interest-rate-related		Currency-related		Equity-related etc.	
	Book value	Nominal value	Book value	Nominal value	Book value	Nominal value
Derivatives in hedge accounting						
Swaps, fair value hedge	41	2,689	11	635		
Total	**41**	**2,689**	**11**	**635**		
Other derivatives						
Options held	544	183,806	140	6,381	5,407	19,588
Forward contracts	1,419	1,437,661	7,142	299,495	28	1,300
Swaps	11,862	762,274	1,557	69,620		
Other derivatives	13	55,984				
Total	**13,838**	**2,439,725**	**8,839**	**375,496**	**5,435**	**20,888**
of which, cleared	352	514,049			2,602	

27 Intangible fixed assets

	Group		Parent company	
	2007	2006	2007	2006
With indefinite useful life				
Goodwill	18,523	13,793	1,059	1,158
Brand name	101	96		
Total	**18,624**	**13,889**	**1,059**	**1,158**
With finite useful life				
Customer base	737	677	35	
Other	778	500	206	215
Total	**1,515**	**1,177**	**241**	**215**
Total	**20,139**	**15,066**	**1,300**	**1,373**

At the time of the acquisition of the minority interest in AS Hansabank 2005, part of the acquisition value was deemed to constitute the value of the acquired entity's brand name. The useful life of the brand name cannot be established and is indefinite. Whether the useful life is indefinite or finite is reassessed annually.

	Group		Parent company	
Goodwill and brand name	**2007**	**2006**	**2007**	**2006**
Cost				
Opening balance	**13,889**	**14,329**	**2,178**	**2,178**
Additions through business combinations	4,189		24	
Disposals	9			
Translation differences	537	-440		
Closing balance	**18,624**	**13,889**	**2,202**	**2,178**
Accumulated amortization				
Opening balance			**-1,020**	**-901**
Amortization for the year			-123	-119
Closing balance			**-1,143**	**-1,020**
Carrying amount	**18,624**	**13,889**	**1,059**	**1,158**

Specification of intangible assets with indefinite useful life in the group	**Acquisition year**	**Book value**
Goodwill		
AS Hansabank	1999	1,146
A/S Hansabanka	2000	12
AB bankas Hansabankas	2001	135
OU Evision Grupp	2004	13
AS Hansabank	2005	10,297
OAO Swedbank	2005	15
OOO Swedbank	2005	17
Swedbank Robur AB	1995	328
Swedbank Försäkring AB	1998	651
Svenska kyrkans fondaktiebolag	2005	3
Föreningsbanken AB	1997	1,342
Bergsjö branch office	1998	13
Ölands Bank AB	1998	9
FSB Bolåndirekt Bank AB	2002	159
Söderhamns Sparbank AB	2007	24
First Securities ASA	2005	194
OJSC Swedbank (TAS-Kommerzbank)	2007	4,165
Brand name		
AS Hansabank	2005	101
Total		**18,624**

Goodwill and brand names with indefinite useful life acquired in the above business combinations have been allocated to the smallest cash generating unit. The recovery value for these has been determined based on the value in use, which is calculated by a present value computation of estimated future cash flows. The discount rate has, in all cases, been determined in accordance with the formula, Risk-free interest rate + Beta x (Market's yield requirements - Risk-free interest rate) + Alpha. Alpha includes entity-specific risks such as additions for illiquidity and small entity size. The Beta value indicates the unit's development on the stock market in relation to the entire stock market's development.

Cash generating unit for goodwill and brand name accrued through the acquisition of AS Hansabank is AS Hansabank group. The unit's future cash flows refer to the cash flows the parent company, Swedbank AB, obtains if the maximum possible dividend is paid, taking into account the rules for capital adequacy and tax effects. The estimations are based on three-year financial plans as laid down by AS Hansabank's group management. A perpetual cash flow is then projected that is subsequently reduced until a normal level of profitability in a mature market is achieved. The discount rate used amounted to 11.3 percent before tax and 10.0 percent after tax. The impairment test concerning goodwill and brand name has taken place both collectively and individually. There were no impairments at the balance sheet date.

The cash generating unit for goodwill arising through the acquisition of Swedbank Robur AB consists of the Robur Group in its entirety. A separate calculation is also carried out concerning goodwill arising through Robur AB's acquisition of Swedbank Robur Försäkring AB. In this case, the legal unit, Robur Försäkring AB, is equivalent to the cash generating unit. The unit's future cash flows refer to the cash flows that the respective parent company obtains if the maximum dividend is paid taking into account capital adequacy and solvency rules. The discount rate used amounted to 15.6 percent before tax and 11.2 percent after tax. There were no impairments at the balance sheet date.

The cash generating unit for goodwill arising through the acquisition of Föreningsbanken AB, FSB Bolåndirekt Bank AB and Söderhamns Sparbank AB consists of local banks within Swedish Banking. The unit's future cash flows refers to cash flows that can as a maximum be paid as a dividend from the operation taking into account the rules for capital adequacy. The estimations are based on three-year financial plans laid down by the group management. A perpetual cash flow is then projected that arises through a normal level of profitability on a mature market. The discount rate used amounted to 13.4 percent before tax and 9.7 percent after tax. There were no impairment at the balance sheet date.

The cash generating unit for goodwill arising through the acquisition of First Securities ASA consists of the First Securities Group in its entirety. The unit's future cash flows refer to the cash flows the parent company, Swedbank AB, obtains if the maximum possible dividend is paid, taking into account the rules for capital adequacy and tax effects. The estimations are based on three-year financial plans as laid down by First Securities Group management. A perpetual cash flow is then estimated. The discount rate used amounted to 18.8 percent before tax and 13.5 percent after tax. There were no impairments at the balance sheet date.

The cash-generating unit for goodwill arising through the acquisition of OJSC Swedbank consists of the OJSC Swedbank group. In addition to OJSC Swedbank, CJSC Swedbank Invest is included. There were no impairments on the balance-sheet date since the unit is reported at estimated fair value less cost to sell.

Other goodwill has been tested for impairment in an equivalent manner to the above. There were no impairments at the balance sheet date.

For all units, the discount rate before tax could have been increased by 1 percentage point without any impairment arising.

	Group		Parent company	
Customer base and other	**2007**	**2006**	**2007**	**2006**
Cost				
Opening balance	**1,594**	**1,543**	**253**	**189**
Additions through business combinations	313		41	
Additions through internal development of IT systems	96	50		
Additions through separate acquisitions	76	95	12	64
Disposals	-1	-72		
Translation differences	36	-22		
Closing balance	**2,114**	**1,594**	**306**	**253**
Accumulated amortization				
Opening balance	**-417**	**-298**	**-38**	**-23**
Disposals		69		
Amortization for the year	-201	-186	-27	-15
Translation differences	20	-2		
Closing balance	**-598**	**-417**	**-65**	**-38**
Carrying amount	**1,516**	**1,177**	**241**	**215**

Cont. note 27

In the 2007 acquisition of JSCB TAS-Kommerzbank (name changed to OJSC Swedbank) and Söderhamns Sparbank AB, it was assessed that part of the acquisition value comprised the value of the acquired companies' customer bases. The value was calculated as the present value of the future profit margin on the customers' business volumes at the acquisition date. The useful life of the assets was set at 7.5–9 years, which was estimated corresponded to the remaining lifetime of the business relations at the date of acquisition. The business volumes are expected to decline straightline during the period, resulting in a degressive amortization method. In this manner, the amortization reflects how the asset is successively expended. For other intangible assets, the amortizable amount is also distributed systematically over the useful period. The useful period never exceeds 20 years. The amortizable amounted is recognized systematically in the income statement during the period of use. The useful period and amortization method was not changed during the year. There was no indication of an impairment need.

28 Tangible assets

	Group		Parent company	
	2007	2006	2007	2006
Current assets				
Properties taken over to protect claims	0	2		
Total	0	2	0	0
Fixed assets				
Equipment	1,421	1,140	607	622
Land and buildings for own operations	1,267	711	15	12
Total	2,688	1,851	622	634
Total	2,688	1,853	622	634

	Group		Parent company	
Equipment	2007	2006	2007	2006
Cost				
Opening balance	4,191	4,452	2,810	3,216
Additions	765	558	276	223
Disposals	-766	-782	-636	-629
Translation differences	52	-37	1	
Closing balance	4,242	4,191	2,451	2,810
Accumulated depreciation				
Opening balance	-3,051	-3,295	-2,188	-2,524
Disposals	717	652	584	589
Depreciation for the year	-462	-434	-239	-253
Translation differences	-25	26	-1	
Closing balance	-2,821	-3,051	-1,844	-2,188
Carrying amount	1,421	1,140	607	622

The useful life of the equipment is deemed to be five years on average and its residual value is deemed to be zero as in previous years. The depreciable amount is recognized on a straight-line basis in profit or loss during the useful life. There were no indications of impairment on the balance sheet date. Equipment includes operating leases with an accumulated cost of SEK 46m and accumulated depreciation of SEK 12m. Future minimum lease payments amount to SEK 16m, of which SEK 13m will be received after more than one year but within five years.

	Group		Parent company	
Building and land for own operations	2007	2006	2007	2006
Cost				
Opening balance	937	904	21	21
Additions	577	80	4	
Disposals	-12	-16		
Translation differences	43	-31		
Closing balance	1,545	937	25	21
Accumulated depreciation				
Opening balance	-226	-203	-9	-9
Disposals		5		
Depreciation for the year	-42	-36	-1	
Translation differences	-10	8		
Closing balance	-278	-226	-10	-9
Carrying amount	1,267	711	15	12
Tax assessment value, Swedish real estates	56	35	45	25

Individual structural components are deemed to have useful lives of between 12 and 25 years. The residual value is deemed to be zero. The depreciable amount is recognized linearly in profit or loss during the useful life. Land is deemed to have an unlimited useful life and is not therefore depreciated. The estimated useful lives have not changed over the year. There were no indications of impairment at the balance sheet date.

29 Other assets

	Group		Parent company	
	2007	2006	2007	2006
Security settlement claims*	10,199	5,269	9,030	14
Group contributions			4,736	921
Other**	3,958	2,948	1,206	547
Total	14,157	8,217	14,972	1,482
Gross security settlement claims	14,008	7,178	12,839	1,923

* Recognized on the balance sheet according to current netting rules.
** Repossessed leasing assets amounted to SEK 0m (41) in the group.
** Reserve for anticipated loan losses is included in the amount of SEK 3m (3) in the group.
Property taken over to protect claims amounted to SEK 2m (2) in the group.

30 Prepaid expenses and accrued income

	Group		Parent company	
	2007	2006	2007	2006
Accrued interest income	7,039	4,474	9,984	5,968
Other	2,669	2,594	1,390	1,848
Total	9,708	7,068	11,374	7,816

31 Amounts owed to credit institutions

	Group		Parent company	
	2007	2006	2007	2006
Valuation category, other financial liabilities				
Swedish banks	42,460	31,605	41,761	31,284
Other Swedish credit institutions	899	665	66,326	42,773
Foreign banks	78,294	59,280	80,092	63,441
Other foreign credit institutions	397	3,135	1,283	98
Total	122,050	94,685	189,462	137,596
Valuation category, fair value through profit or loss				
Trading				
Swedish banks	24,392	11,276	24,005	11,276
Other Swedish credit institutions	2,762	1,455	2,762	1,455
Foreign banks	14,581	23,226	14,573	23,226
Other foreign credit institutions				1,174
Total	41,735	35,957	41,340	37,131
Total	163,785	130,642	230,802	174,727
of which, group entities			66,962	44,601
of which, associate	2,711	2,052	2,711	2,052

32 Deposits and borrowings from the public

	Group		Parent company	
	2007	2006	2007	2006
Valuation category, other financial liabilities				
Deposits Swedish public	328,011	283,709	330,335	286,298
Deposits foreign public	119,325	91,668	7,206	4,581
Borrowings	23	47		
Total	**447,359**	**375,424**	**337,541**	**290,879**
Valuation category, fair value through profit or loss				
Trading				
Deposits Swedish public	4,873	12,745	4,873	12,745
Deposits foreign public		7,446		7,446
Other*				
Deposits Swedish public	6,143	4,420	6,143	4,420
Total	**11,016**	**24,611**	**11,016**	**24,611**
Total	**458,375**	**400,035**	**348,557**	**315,490**
of which, group entities			4,989	4,741
* nominal amount amounts to	6,153	4,407	6,153	4,407

33 Debt securities in issue, etc.

	Group		Parent company	
	2007	2006	2007	2006
Valuation category, other financial liabilities				
Bond loans	84,226	59,747	77,002	52,080
Total	**84,226**	**59,747**	**77,002**	**52,080**
Valuation category, fair value through profit or loss				
Trading				
Commercial paper	116,733	65,044	116,733	65,044
Bond loans	18,682	25,786	18,701	25,786
Other	16,945	2,672	16,945	2,671
Other*				
Commercial paper	98,719	84,636		
Bond loans	337,811	323,323		
Total	**588,890**	**501,461**	**152,379**	**93,501**
Total	**673,116**	**561,208**	**229,381**	**145,581**
of which, group entities			29,912	15,029
* nominal amount amounts to		409,803		

34 Other liabilities

	Group		Parent company	
	2007	2006	2007	2006
Security settlement liabilities*	19,220	4,030	18,486	3,064
Sold, not held, securities	44,229	34,802	44,229	34,803
Group liabilities			1,095	1,125
Other	11,917	10,974	7,070	7,148
Total	**75,366**	**49,806**	**70,880**	**46,140**
Gross security settlement liabilities	23,067	5,939	22,294	4,973

* Recognized on the balance sheet according to current netting rules.

35 Accrued expenses and prepaid income

	Group		Parent company	
	2007	2006	2007	2006
Accrued interest expenses	10,516	8,479	2,764	2,339
Other	4,996	4,334	1,389	1,229
Total	**15,511**	**12,813**	**4,153**	**3,568**

36 Provisions

	Group		Parent company	
	2007	2006	2007	2006
Provisions for pensions	1,508	1,613	3	5
Provisions for taxes				
Deferred payroll tax for pension provisions	362	388		
Other taxes				
Provisions for insurance contracts	2,904	2,483		
Other provisions				
Provisions for guarantees	94	61	72	49
Other	86	108	61	68
Total	**4,954**	**4,653**	**136**	**122**

Specification of Provisions for pensions

Defined benefit pension plans are recognized in the consolidated balance sheet as a provision. The group calculates provisions and costs for defined benefit pension obligations based on the obligations' significance and assumptions for future development. The fair value of plan assets is deducted from provisions. If the actual outcome deviates from stated assumptions in the calculation or if assumptions change, actuarial gains or losses arise. Actuarial gains and losses are not recognized until the opening value exceeds 10 percent of the greater value of either pension obligations or plan assets. The group also reports a provision for payroll tax on the difference between the group's pension cost and the pension cost that serves as the basis for the year's payroll tax calculation. Due to the difficulty in determining when the difference is subject to an actual payroll tax payment, the provision is measured at nominal value.

Nearly all employees in the Swedish part of the group are covered by the BTP defined benefit pension plan (the Banks' occupational pension). The pension plan means that the employees are guaranteed a certain life long pension corresponding to a specific percentage of their salary and comprising primarily retirement pension, disability pension and survivor's pension. The pension plan also contains a supplementary retirement pension that is not a defined benefit but defined contribution. For people in executive positions there are individual defined benefit pension obligations. The group's pension obligations are funded mainly through the purchase of occupational pension insurance from insurance entities, though also through pension funds. In addition there is a smaller defined benefit pension plan for employees in the Norwegian subsidiary, First Securities ASA. The plan's closing pension liability at the end of the year amounted to SEK 54m (57). Plan assets amounted to SEK 43m (57). The amount is reported below together with the Swedish pension plan.

Group

Amount reported in balance sheet for defined benefit pension plans	2007	2006
Funded pension obligations	15,018	13,691
Fair value of plan assets	-10,380	-10,213
Total	**4,638**	**3,478**
Unrecognized actuarial net loss	-3,130	-1,865
Provisions for pensions	**1,508**	**1,613**

Cont. note 36

Pension cost reported in income statement	2007	2006
Current service costs	482	455
Early retirement costs	0	17
Interest on pension obligations	506	478
Expected return on plan assets	-514	-488
Recognized actuarial gains and losses	33	18
Pension cost defined benefit pension plans	**507**	**480**
Premiums paid for defined contribution pension plans	187	149
Payroll tax and tax on return on pension assets	119	122
Total pension cost	**813**	**751**

Changes in funded defined benefit pension plans	2007	2006
Opening obligations	**13,691**	**12,939**
Business combinations	26	
Current service costs	482	455
Early retirement costs	0	17
Interest on pension obligations	506	478
Actuarial gains and losses, net	719	215
Pension payments	-414	-409
Translation differences	8	-4
Closing obligations	**15,018**	**13,691**

Changes in plan assets	2007	2006
Opening fair value	**10,213**	**9,670**
Business combinations	20	
Expected return on plan assets	514	488
Actuarial gains and losses, net	-581	-124
Contributions	621	591
Pension payments	-414	-409
Translation differences	7	-3
Closing fair value	**10,380**	**10,213**

The actual return on plan assets amounted to SEK -67m. The group expects to contribute approximately SEK 650m in 2008 to fund defined benefit pension plans. Closing plan assets include shares in Swedbank AB of SEK 272m (644), bank balances of SEK 282m (356) and interest-bearing securities issued by the group of SEK 43m (48).

Unrecognized actuarial net loss	2007	2006
Opening actuarial gains and losses, net	**1,865**	**1,544**
Pension obligations		
Actuarial net loss for the year, due to changed assumptions	713	390
Actuarial net loss for the year according to experience on pension obligations	6	-175
Actuarial net gain recognized in the income statement	-33	-18
Plan assets		
Actuarial net loss for the year according to experience on plan assets	581	124
Translation differences	-2	0
Closing actuarial net loss	**3,130**	**1,865**

The corridor rule	2007	2006
Opening actuarial gains and losses, net	1,865	1,544
Limits of corridor	1,369	1,294
Surplus	496	250
Expected average remaining working lives of employees	15 yrs	14 yrs
Recognized actuarial gains and losses in the income statement	33	18

The group applies the so-called corridor rule. This application means that actuarial net losses are recognized when the opening actuarial net loss exceeds 10 percent of the highest value of obligations or plan assets. Surplus amounts are reported under the employees' expected remaining working lives. As the group's actuarial net loss at the end of 2007 exceeds the limit, this means that the consolidated income statement for 2008 will be burdened with 1/15 of the surplus amount or SEK 109m.

Actuarial assumptions, percent	2007	2006
Discount rate, January 1	3.75	3.75
Discount rate, December 31	3.75	3.75
Expected return on plan assets	5.00	5.00
Future annual salary increases, January 1	3.50	3.25
Future annual salary increases, December 31	4.00	3.50
Future annual pension indexation/inflation	2.00	2.00
Future annual changes in income base amount, January 1	2.75	2.50
Future annual changes in income base amount, December 31	3.00	2.75
Employees who choose early retirement option	20.00	20.00

When the cost of defined benefit pension plans is calculated, future assumptions for factors that affect the size of future pension payments are required. The discount rate is the interest rate used to discount the value of future payments. The interest rate is based on a market rate of interest with remaining maturities and currencies matched to those of the pension obligations. The group bases its interest rate assumption for the Swedish defined benefit obligations on the inflation-linked bond 3104 as the security is traded actively and has a maturity close to that of the pension obligations. A increase in the discount rate with 0.25 percentage will decrease the pension provision with SEK 633m and decrease the pension cost with SEK 31m. The assets allocated to fund pension obligations are invested in various financial instruments.

The expected return on plan assets reflects the expected average annual return these financial instruments are expected to have through maturity. The assumption is based on the combination of financial instruments that should be available and is calculated after deductions for expenses and tax on returns. In 2007, 24 percent of the assets (20) were invested in equities, 71 percent (76) in fixed income securities and 5 percent (4) in others. The calculation of the expected return, which is reported in the income statement, also takes into account changes in the assets due to contributions and pension payments during the year. Future annual salary increases reflect anticipated future salary increases as an aggregate effect of both contractual wage increases and wage drift. The final benefits under BTP are determined on the basis of different income base amounts. Therefore, the future change in the income base amount has to be taken into account. Annual pension indexation also has to be taken into account, since it is informal practice. BTP gives employees the option to choose a slightly earlier retirement age than normal in exchange for a slightly lower level of benefit. Since this option is totally voluntary on the part of the employee, an assumption is made for the actual outcome. Early retirements jointly agreed by the employer and employee are recognized as they arise rather than estimated among actuarial assumptions. The assumption of the beneficiaries remaining life time is updated annually.

Provisions for insurance contracts

The group makes provisions for the insurance contracts or parts of contracts where significant insurance risks are transferred from the policyholder to the group. Insurance risks are different risks to financial risks and involve the group compensating the policyholder if a specified uncertain future event has a negative impact on the policyholder. The group is compensated through premiums received from the policyholders. Provisions are also made for claims occurring that have not yet been reported. A statistical assessment of the anticipated claims results based on previous years' experiences of each type of insurance contract is carried out as a basis for the amount of the provision. Assumptions are made with regard to interest rates, sickness, mortality and expenses.

37 Subordinated liabilities

	Group		Parent company	
	2007	2006	2007	2006
Valuation category, other financial liabilities				
Subordinated loans	28,776	24,620	26,015	22,336
Undated subordinated loans	10,677	9,400	10,677	9,400
Change in value due to hedge accounting at fair value	283	405	283	404
Total	39,736	34,425	36,975	32,140

Parent company

Specification of subordinated liabilities

Fixed-term subordinated loans Maturity	Right to prepayment for Swedbank AB	Currency	Nominal amount, million	Book value, SEK m	Coupon interest, %
1989/2019		SEK	111	123	11.00
1993/2008		SEK	216	218	zero-coupon bond
1994/2010		SEK	1,259	1,128	zero-coupon bond
1998/2008		EUR	152	1,443	5.50
1998/2008		EUR	11	100	5.50
1999/2009		EUR	200	1,515	variable
2003/2013	2008	EUR	150	1,419	variable
2005/2015	2010	USD	300	1,926	variable
2006/2016	2011	GBP	250	3,169	5.25
2006/2016	2011	USD	75	482	variable
2006/2016	2011	EUR	150	1,419	variable
2006/2016	2011	SEK	1,935	1,934	variable
2006/2016	2011	SEK	250	245	4.23
2006/2016	2011	SEK	2,100	2,100	variable
2006/2016	2011	SEK	1,100	1,100	variable
2007/2017	2012	USD	400	2,571	variable
2007/2017	2012	EUR	400	3,766	5.57
2007/2017	2012	NOK	156	184	5.36
2007/2017	2012	SEK	790	782	5.90
2007/2017	2012	SEK	384	384	variable
Total				26,008	

Undated subordinated loans Maturity	Right to prepayment for Swedbank AB	Currency	Nominal amount, million	Book value, SEK m	Coupon interest, %
1996/undated	2011	JPY	10,000	625	4.35
1997/undated	2012	USD	50	357	8.01
1997/undated	2012	USD	200	1,408	7.50
1998/undated	2028	JPY	5,000	306	5.00
2005/undated	2010	EUR	105	993	variable
2000/undated*	2010	USD	300	2,047	9.00
2004/undated*	2016	GBP	200	2,474	5.75
2005/undated**	2015	JPY	14,000	796	4.00
2007/undated*	2017	SEK	2,000	1,961	6.67
Total				10,967	

* Due to the terms of the loans, the Swedish Financial Supervisory Authority has approved them as Tier 1 capital contributions.

** Interest in USD.

38 Untaxed reserves

Parent company	Accumulated accelerated depreciation	Tax allocation reserve	Total
Opening balance 2006	358	3,000	3,358
Reversal	-132		-132
Closing balance 2006	**226**	**3,000**	**3,226**
Provision		2,024	2,024
Reversal	-86		-86
Closing balance 2007	**140**	**5,024**	**5,164**

Tax allocation reserve	2007	2006
Allocation 2004	3,000	3,000
Allocation 2007	2,024	

39 Equity according to ÅRKL

	Group		Parent company	
	2007	2006	2007	2006
Restricted equity				
Share capital	10,823	10,823	10,823	10,823
Statutory reserve	9,331	9,331	6,489	6,489
Other reserves	7,216	5,545		
Total	**27,370**	**25,699**	**17,312**	**17,312**
Non-restricted equity				
Currency translation from foreign operations	155	-200		
Cash flow hedges	-65			
Retained earnings	40,548	34,475	19,623	19,003
Total	**40,638**	**34,275**	**19,623**	**19,003**
Minority interest	315	303		
Total equity	**68,323**	**60,277**	**36,935**	**36,315**

Changes to equity during the period and division in accordance with IFRS is reported in the statement of changes of equity.

Number of shares	2007	2006
Number of shares approved and issued	515,373,412	530,310,943
Cancellation of own holding		-14,937,531
Number of outstanding shares	515,373,412	515,373,412
Opening balance	**515,373,412**	**515,373,412**
Closing balance	**515,373,412**	**515,373,412**

The quote value per share is SEK 21. All shares are fully paid.

40 Assets pledged, contingent liabilities and commitments

	Group		Parent company	
Assets pledged for own liabilities	**2007**	**2006**	**2007**	**2006**
Government securities and bonds pledged for liabilities, credit institutions	42,305	37,567	42,305	37,567
Government securities and bonds pledged for deposits from the public	6,205	20,190	6,205	20,190
Government securities and bonds pledged with the Riksbank	32,352	32,810	32,352	32,810
Government securities and bonds pledged for derivatives	99	210	99	210
Fund units pledged for policyholders	69,666	65,292		
Cash	253	1,015	253	1 015
Total	**150,880**	**157,084**	**81,214**	**91,792**

Book value for liabilities where assets are pledged amounted to SEK 115,519m in 2007.

	Group		Parent company	
Other assets pledged	**2007**	**2006**	**2007**	**2006**
Security loans	17,508	6,727	17,508	6,727
Government securities and bonds pledged for other commitments	14,461	5,066	14,433	4,954
Other assets pledged	142	136	142	136
Total	**32,111**	**11,929**	**32,083**	**11,817**

Contingent liabilities	Group		Parent company	
Nominal amount	**2007**	**2006**	**2007**	**2006**
Loan guarantees	8,320	6,708	4,038	18,141
Other guarantees	18,713	20,739	18,667	19,558
Accepted and endorsed notes	229	189	224	189
Letters of credit granted but not utilised	2,695	2,584	2,126	1,847
Other contingent liabilities	1,367	345	291	256
Total	**31,324**	**30,565**	**25,346**	**39,991**
Provision for anticipated loan losses	-94	-61	-72	-49

Commitments	Group		Parent company	
Nominal amount	**2007**	**2006**	**2007**	**2006**
Loans granted but not paid	121,038	75,900	75,140	43,330
Overdraft facilities granted but not utilised	70,457	63,213	73,944	63,159
Total	**191,495**	**139,113**	**149,084**	**106,489**

Nominal amount for interest, equity and currency related contracts is reported in note 26 Derivatives.

41 Business segments

A description of the business segments can be found on pages 14–42.

2007	Swedish Banking	Baltic Banking Operations	Baltic Banking Investment	International Banking	Swedbank Markets	Asset Management and Insurance	Shared Services and Group Staffs	Elimination	Total
External income	15,802	8,773	-419	1,273	3,265	4,305	593	-668	32,924
of which, share of profit or loss of associates	331	7			2		84		424
Internal income	1,876			6	292	-2,122	2,156	-2,208	
Total income	**17,678**	**8,773**	**-419**	**1,279**	**3,557**	**2,183**	**2,749**	**-2,876**	**32,924**
Depreciation/amortization	84	187	95	65	13	4	257	0	705
Expenses	9,000	3,546	95	771	1,992	888	3,303	-2,876	16,719
Profit for the year	6,194	4,322	-463	268	1,138	975	-298		12,136
Profit for the year attributable to: Shareholders of Swedbank AB	6,182	4,322	-463	268	1,010	975	-298		11,996
Minority interest	12				128	0			140
Assets	971,792	232,421	13,257	46,986	445,908	75,402	246,199	-423,981	1,607,984
Investment in associates	1,735	35		1	5		416		2,193
Liabilities	943,376	218,330	5,984	40,681	441,970	73,700	239,916	-423,981	1,539,976
Allocated equity	28,416	14,091	7,273	6,305	3,938	1,702	6,283		68,008
Total liabilities and equity	971,792	232,421	13,257	46,986	445,908	75,402	246,199	-423,981	1,607,984

2006	Swedish Banking	Baltic Banking Operations	Baltic Banking Investment	International Banking	Swedbank Markets	Asset Management and Insurance	Shared Services and Group Staffs	Elimination	Total
External income	15,038	6,170	-445	613	3,321	3,831	1,028	-359	29,197
of which, share of profit or loss of associates	230	6			0		-14		222
Internal income	1,909			4	190	-2,003	2,433	-2,533	
Total income	**16,947**	**6,170**	**-445**	**617**	**3,511**	**1,828**	**3,461**	**-2,892**	**29,197**
Depreciation/amortization	125	163	101	8	11	2	249	0	659
Expenses	8,698	2,696	101	551	1,941	677	3,367	-2,892	15,139
Profit of the year	6,312	2,953	-511	-1	1,158	877	264		11,052
Profit for the year attributable to: Shareholders of Swedbank AB	6,314	2,953	-511	-1	984	877	264		10,880
Minority interest	-2				174				172
Assets	839,518	168,003	12,269	17,977	320,253	71,094	228,692	-304,817	1,352,989
Investment in associates	1,581	26			4		360		1,971
Liabilities	809,463	157,818	4,985	16,713	316,682	69,378	222,793	-304,817	1,293,015
Allocated equity	30,055	10,185	7,284	1,264	3,571	1,716	5,899		59,974
Total liabilities and equity	839,518	168,003	12,269	17,977	320,253	71,094	228,692	-304,817	1,352,989

The business segments, Swedish Banking, Swedish Markets, Asset Management and Insurance and Shared Services and Group Staffs carry out their activities principally within Sweden. The International Banking business comprises Swedbank's growing international operations outside its home markets in Sweden, Estonia, Latvia and Lithuania. The group-wide effects of Swedbank's ownership of TAS-Kommerzbank is reported within International Banking.

The business operations of Baltic Banking are reported separately from the consolidated effects of Swedbank's ownership and acquisition of Hansabank, which are reported in Baltic Banking Investment. This facilitates a clearer analysis of how Baltic business operations develop. Comments on Baltic Banking in the full-year report refer to its business operations unless indicated otherwise.

42 Business combinations

Business combinations refer to acquisitions of businesses in which the parent company directly or indirectly obtains control of the acquired business.

Business combinations in 2007

OJSC Swedbank

On July 9, 2007, Swedbank AB acquired all the shares in JSCB TAS-Kommerzbank, name later changed to OJSC Swedbank. In turn, OJSC Swedbank owns all the shares in CJSC TAS-Investbank, name changed to CJSC Swedbank Invest. The acquisition was settled for cash. In addition, a maximum supplemental payment of USD 250m could be paid, however, not later than within three years. The supplemental payment is based on the acquired company's earnings and financial performance and was valued on the acquisition date at USD 125m. The properties included in the business combination were already recognized at fair value in the subsidiary.

	Recognized in the group on the acquisition date	Carrying amount in the acquired entity on the acquisition date
Assets	9 360	9 360
Liabilities	8 448	8 448
Subsidiary's net assets	**912**	**912**
Intangible assets, customer base	243	
Deferred taxes	-61	
Total	**1 094**	
Purchase price paid	4 606	
Estimated supplemental payment	840	
Transaction expenses	58	
Acquisition value	**5 504**	
Goodwill	4 410	
Adjustment of goodwill as a result of cash flow hedging	157	
Total goodwill	**4 567**	
Cash flow		
Acquired cash and cash equivalents in subsidiary	289	
Cash paid	-4 664	
Net	**-4 375**	

The goodwill that arose principally reflects the value of anticipated future business volumes and expansion. The value of the customer base was estimated through calculating the present value portion of the future profit margin on the existing customers' business volumes. From the acquisition date, the acquired company contributed SEK 126m to profit for the year in 2007 and SEK 558m in revenues during 2007. If the acquisition had occured on January 1, 2007, the company would have contributed SEK 147m to profit for the year and SEK 897m in revenues.

Söderhamns Sparbank AB

On February 28, 2007, Swedbank AB acquired the remaining 60 percent of the shares in Söderhamns Sparbank AB, which thereby become a wholly owned subsidiary as of the same date. Previously, the company was consolidated as an associate. Söderhamns Sparbank AB was merged in 2007 with Swedbank AB, effective February 28, 2007.

	Recognized in the group on the acquisition date	Carrying amount in the acquired entity on the acquisition date
Assets	1 159	1 159
Liabilities	1 044	1 039
Subsidiary's net assets	**115**	**120**
Previously consolidated equity as associate	-48	
Surplus value, lending	14	
Intangible fixed assets, customer base	41	
Other	12	
Deferred taxes	-19	
Total	**115**	
Purchase price paid	117	
Acquisition value	**117**	
Goodwill arising from acquisition	2	
Goodwill arising from previous acquisitions	22	
Total goodwill	**24**	
Cash flow		
Acquired cash and cash equivalents in subsidiary	5	
Cash paid	-117	
Net	**-112**	

The goodwill that arose principally reflects the value of anticipated future business volumes and expansion. Lending was valued as if the asset was acquired separately. The value of the customer base was estimated through calculating the present value portion of the future profit margin on the existing customers' business volumes. From the acquisition date, the acquired company contributed SEK 16m to profit for the year in 2007 and SEK 42m in revenues in 2007. If the acquisition had occured on January 1, 2007, the company would have contributed SEK 18m to profit for the year and SEK 50m in revenues.

Other	Recognized in the group on the acquisition date	Carrying amount in the acquired entity on the acquisition date
Subsidiary's net assets	**4**	**4**
Intangible assets, software	24	
Total	**28**	
Acquisition value	**28**	

Business combinations in 2006

On February 1, 2006, the group acquired 100.00 percent of LRF Leasing AB (named changed to Merkantil Leasing i Stockholm AB) through Swedbank Finans AB.

The fair value of identifiable assets and liabilities at the date of acquisition amounted to the following:

Fair value of identifiable net assets	Recognized in the group on the acquisition date	Carrying amount in the acquired entity on the acquisition date
Subsidiary's net assets	13	10
Goodwill arising from acquisition	4	
Purchase price paid including cost of acquisition	17	

From the date of acquisition, the subsidiary contributed SEK 1m to profit for the year in 2007.

43 Fair value of financial instruments

Comparison between book and fair value for the group's financial assets and financial liabilities covered by IAS 39.

2007 SEK billion	Fair value	Book value	Difference
Assets			
Financial assets covered by IAS 39			
Treasury bills etc.	37.2	37.1	0.1
fair value via profit or loss	35.9	35.9	
held to maturity	1.3	1.2	0.1
Loans to credit institutions	174.0	174.0	
loan receivables	102.4	102.4	
fair value via profit or loss	71.6	71.6	
Loans to the public	1,133.7	1,135.3	-1.6
loan receivables	628.6	630.2	-1.6
fair value via profit or loss	505.1	505.1	
Bonds and interest-bearing securities	78.4	78.4	
fair value via profit or loss	78.3	78.3	
investment held to maturity	0.1	0.1	
Shares and participating interest	6.1	6.1	
fair value via profit or loss	6.0	6.0	
available for sale	0.1	0.1	
Derivates	37.0	37.0	
Other financial assets	112.4	112.4	
Total	**1,578.8**	**1,580.3**	**-1.5**
Investments in associates		**2.2**	
Non-financial assets		**25.5**	
Total		**1,608.0**	

2007 SEK billion	Fair value	Book value	Difference
Liabilities			
Financial liabilities covered by IAS 39			
Amounts owned to credit institutions	163.8	163.8	
other financial liabilities	122.1	122.1	
fair value via profit or loss	41.7	41.7	
Deposits and borrowings from the public	458.4	458.4	
other financial liabilities	447.4	447.4	
fair value via profit or loss	11.0	11.0	
Debt securities in issue, etc.	673.0	673.1	-0.1
other financial liabilities	84.1	84.2	-0.1
fair value via profit or loss	588.9	588.9	
Subordinated liabilities	39.7	39.7	
other financial liabilities	39.4	39.4	
fair value via profit or loss	0.3	0.3	
Derivates	36.3	36.3	
Non-financial assets	158.5	158.5	
Total	**1,529.7**	**1,529.8**	**-0.1**
Non-financial assets		**9.9**	
Total		**1,539.7**	

Financial instruments measured in accordance with IAS 39

Book and fair values concur to a great extent because IAS 39 both requires and provides the group with the opportunity to use the fair value extensively in the financial statements.

The fair value of the financial instruments is determined first on the basis of quoted market prices. For these, the fair value was calculated on the basis of the median price when the market closed on the last day of 2007.

Where there are no quoted market prices, generally accepted valuation techniques such as discounted future cash flows are used. Valuation techniques are based on observable market data. For OTC instruments, the calculation of fair value is based on prices of comparable quoted instruments.

For deposits and lending with floating interest rates, fair value is considered equivalent to book value. The fair value of deposits and loans with fixed interest rates is calculated by discounting future contracted or anticipated cash flows during the fixed interest period. Discounting takes place on the basis of the group's rate of interest on borrowings for various terms and the calculation of lending with the addition of a credit margin. When measuring lending at fair value where there are no observable market data for credit margins at the time of measurement, the credit margin for the last transaction carried out with this counterparty is used. The credit margin is remeasured for lending to counterparties with solvency problems. When calculating the fair value of loans and deposits, there is therefore no estimation of the value represented by future margins that have not been stipulated in advance on deposits and loans. Part of the deposits that are payable on demand in practice are considered to have a fixed interest period of between two to three years. A valuation based on this assessment resulted at year-end in a positive value of SEK 0.6 billion compared with the carrying amount. In accordance with IAS 39, however, deposits that are directly payable on demand may not be assigned a lower value than what is paid on demand.

Financial instruments carried at fair value

	Quoted market price	Valuation models based on observable market data	Total
Assets			
Treasury bills and other bills eligible for refinancing with central banks, etc.	35.9	0.0	35.9
Loans to credit institutions		71.6	71.6
Loans to the public		505.1	505.1
Bonds and other interest-bearing securities	72.3	6.0	78.3
Shares and participating interests	5.9	0.1	6.0
Derivatives	0.0	37.0	37.0
Total	**114.1**	**619.8**	**733.9**
Liabilities			
Amounts owed to credit institutions		41.7	41.7
Deposits and borrowings from the public		11.0	11.0
Debt securities in issue, etc.	268.0	320.9	588.9
Derivatives	0.0	36.3	36.3
Total	**268.0**	**409.9**	**677.9**

Valuation models based solely on own estimations have not been applied.

44 Credit risks

Credit risks refer to the risk that a counterparty will not fulfill its contractual obligations to the group and that the assets pledged do not cover claims.

The group analyzes and monitors credit risks on the basis of an internal risk classification system with the aim of ensuring that credit risks do not exceed desired levels. The central part of the risk classification system is the 70-odd models to classify credit risk. There are also methods and routines to design and maintain the models as well as the routines for risk classification in credit operations needed to create an overview. The three elements, the design methods, and the models and routines for assigning risk classes are held together by a number of steering documents issued by the Board of Directors, the President and the head of Group Risk Control. All risk classifications in the credit operations are supported by IT systems where the risk classification models are implemented.

In addition to the system for risk classification at the time of the transaction, there is a system in place to automatically evaluate credit risk for homogenous credits. Risk classification models refer to rules how a customer/counterparty in a specific category is assigned a value on a risk scale. By means of that scale, counterparties or exposures are ranked from those with the greatest risk of default to those with the lowest risk. A risk value has been established for each category. Risk classification is an integral part of the credit research department, and proposed risk classes are examined and established in connection with credit decisions. The risk classification also influences requirements for depth of analysis and documentation and governs the manner in which customers are monitored. A risk class that has deteriorated can also mean that a loss has occurred and accounting of the loan loss has taken place.

There are primarily two types of models. One is based on a statistical method, which presumes access to a large amount of information on counterparties and a sufficiently large share of information on counterparties that have defaulted. In cases where the statistical method is not applied, models are created where evaluation criteria are based on expert opinions. The models are validated in connection with new constructions and on an ongoing basis. The validation ensures that each model measures risk in a satisfactory manner. Moreover, the models are validated in day-to-day credit operations. The models normally indicate the likelihood of default in one year's time. Considering that credit commitments usually involve longer periods of time, the models are also evaluated in the longer term. In summary, the validations that have been made to date have shown that the models are highly reliable. A more detailed description of the group's approach to credit risks can be found on page 63.

The group's maximum credit risk exposure, without taking into account securities, is divided as follows:

Group 2007 Country	Loans	Derivatives*	Invest- ments	Guarantees	Other	Total	% of total	of which credit institutions
Sweden	951,157	11,221	81,156	16,837	332	1,060,703	71.0	142,286
OECD **	150,802	25,532	32,511	4,322	236	213,403	14.3	126,231
of which Denmark	40,760	1,063	1,345	31		43,199	2.9	41,145
of which Norway	17,453	2,743	3,034	1,841		25,071	1.7	6,706
of which Finland	6,627	243	453	187	11	7,521	0.5	2,356
Baltic region	177,149	159	1,289	4,185	905	183,687	12.3	667
of which Estonia	68,629	114	52	2,272	250	71,317	4.8	49
of which Latvia	58,033	22	146	1,320	1	59,522	4.0	567
of which Lithuania	50,487	24	1,091	594	654	52,850	3.5	52
Ukraine	12,310		178	260	167	12,915	0.9	1,751
Russia	10,906		32	122	840	11,900	0.8	2,456
Latin America	574			54	10	638	0.0	483
of which Argentina					1	1	0.0	1
of which Brazil	460				4	464	0.0	464
Japan	260	72	135		1,403	1,870	0.1	1,823
Rest of East Asia	1,645			990	42	2,677	0.2	2,459
of which South Korea	1				2	3	0.0	3
of which China	1,388			636	7	2,031	0.1	2,030
Other countries	4,498		191	491	192	5,372	0.4	988
Total	**1,309,301**	**36,984**	**115,492**	**27,261**	**4,127**	**1,493,165**	**100.0**	**279,144**

* Entered netting agreements reduce the credit exposure to SEK 13,077m.

** Excluding Sweden, Japan, Hungary, Mexico, Poland, Turkey, Slovakia, South Korea and the Czech Republic.

Group 2006 Country	Loans	Derivatives*	Invest- ments	Guarantees	Other	Total	% of total	of which credit institutions
Sweden	833,697	6,619	64,598	19,906	363	925,183	73.3	137,284
OECD **	129,229	17,124	33,226	3,061	601	183,241	14.5	155,046
of which Denmark	17,468	1,997	1,612	20	0	21,097	1.7	21,068
of which Norway	12,834	1,845	7,952	688	98	23,417	1.9	15,126
of which Finland	3,273	91	518	156	15	4,053	0.3	1,502
Baltic region	129,563	75	996	4,217	4	134,855	10.7	827
of which Estonia	55,577	67	28	1,887	1	57,560	4.6	77
of which Latvia	40,648	7	68	1,315	0	42,038	3.3	739
of which Lithuania	33,338	1	901	1,013	4	35,257	2.8	11
Ukraine	2				118	120	0.0	120
Russia	7,220	4	339	97	510	8,170	0.7	1,601
Latin America	211	0	0	65	1	277	0.0	136
of which Argentina	0	0	0	0	0	0	0.0	0
of which Brazil	132	0	0	1	1	134	0.0	134
Japan	4,005	18	171	0	3	4,197	0.3	4,197
Rest of East Asia	398	0	0	111	930	1,439	0.1	1,380
of which South Korea	15	0	0	0	3	18	0.0	18
of which China	21	0	0	109	623	753	0.1	752
Other countries	3,091	24	270	178	720	4,283	0.4	1,156
Summa	**1,107,416**	**23,864**	**99,600**	**27,635**	**3,250**	**1,261,765**	**100.0**	**301,747**

* Entered netting agreements reduce the credit exposure to SEK 10,707m.

** Excluding Sweden, Japan, Hungary, Mexico, Poland, Turkey, Slovakia, South Korea and the Czech Republic.

Cont. note 44

The group's most far-reaching risk exposure is in the balance sheet items Loans to credit institutions and Loans to the public. These are divided into collateral held as security, loan type, sector/branch and geographical areas as follows:

Group

Collateral held as security	2007	2006
Residential properties, incl. condominiums	638,930	550,522
Other real estate	162,407	136,947
Municipalities, etc.	52,354	47,433
Chattel mortgages	12,969	11,772
Guarantees	26,062	16,019
Unsecured	98,604	85,169
Other collateral	111,644	71,055
Loans	**1,102,970**	**918,917**
Credit institutions, incl. Swedish Nat'l Debt Office	83,447	78,407
Repos - credit institutions, incl. Swedish Nat'l Debt Office	97,634	91,227
Repos - public	25,250	18,865
Total lending to credit institutions and public	**1,309,301**	**1,107,416**

Group

Loan type	2007	2006
Bank loans	477,658	355,853
Mortgage loans in Swedbank Mortgage AB	560,633	510,479
Installment loans, leasing, factoring	64,679	52,585
Loans	**1,102,970**	**918,917**
Credit institutions, incl. Swedish Nat'l Debt Office	83,447	78,407
Repos - credit institutions, incl. Swedish Nat'l Debt Office	97,634	91,227
Repos - public	25,250	18,865
Total lending to credit institutions and public	**1,309,301**	**1,107,416**

Collateral that can be sold or pledged even if the counterparty fulfills its contractual obligations

When it grants repos, the group receives securities that can be sold or pledged. The fair value of these securities corresponds to the book value of the repos. The group also receives collateral in the form of securities that can be sold or pledged for derivatives and other exposures. The fair value of such collateral as of year-end amounted to SEK 345 m (937). None of this collateral has been sold or pledged.

Group 2007 Industrial sector	Book value before provisions	Specific provisions for individually assessed loans	Collective provisions for individually assessed loans	Provisions for collectively assessed homogenous groups	Book value of loans after provisions	Book value for impaired loans
Households	560,277	223	375	187	559,492	481
Real estate management	218,295	162	256		217,877	393
Retail, hotels, restaurants	43,054	156	398		42,500	96
Construction	16,455	56	96		16,303	66
Manufacturing	37,682	162	394		37,126	222
Transportation	21,972	20	115		21,837	105
Forestry and agriculture	50,043	59	73		49,911	124
Other service businesses	51,385	38	201		51,146	69
Other business lending	90,665	256	451		89,958	196
Municipalities	16,820				16,820	
Loans	**1,106,648**	**1,132**	**2,359**	**187**	**1,102,970**	**1,752**
Credit institutions, incl. the Swedish National Debt Office	83,460	13			83,447	-12
Repos - credit institutions, incl. the Swedish National Debt Office	97,634				97,634	
Repos - public	25,250				25,250	
Total lending to credit institutions and public	**1,312,992**	**1,145**	**2,359**	**187**	**1,309,301**	**1,740**

Group 2006 Industrial sector						
Households	480,260	45	224	124	479,867	161
Real estate management	191,245	66	288		190,891	58
Retail, hotels, restaurants	34,636	62	440		34,134	86
Construction	13,050	43	74		12,933	42
Manufacturing	30,621	158	409		30,054	105
Transportation	16,605	19	84		16,502	43
Forestry and agriculture	45,388	27	77		45,284	91
Other service businesses	36,681	17	156		36,508	118
Other business lending	59,635	218	622		58,795	121
Municipalities	13,949				13,949	
Loans	**922,070**	**655**	**2,374**	**124**	**918,917**	**825**
Credit institutions, incl. the Swedish National Debt Office	78,433	26			78,407	0
Repos - credit institutions, incl. the Swedish National Debt Office	91,227				91,227	
Repos - public	18,865				18,865	
Total lending to credit institutions and public	**1,110,595**	**681**	**2,374**	**124**	**1,107,416**	**825**

Cont. note 44

Group 2007 Geographic areas	Book value before provisions	Specific provisions for individually assessed loans	Collective provisions for individually assessed loans	Provisions for collectively assessed homogenous groups	Book value of loans after provisions	Book value for impaired loans
Sweden	876,910	501	963	122	875,324	545
OECD	26,275	30			26,245	14
Baltic region	178,131	292	1,206	65	176,568	938
Other countries	25,332	309	190		24,833	255
Loans	**1,106,648**	**1,132**	**2,359**	**187**	**1,102,970**	**1,752**
Credit institutions, incl. the Swedish National Debt Office	83,460	13			83,447	-12
Repos – credit institutions, incl. the Swedish National Debt Office	97,634				97,634	
Repos – public	25,250				25,250	
Total lending to credit institutions and public	**1,312,992**	**1,145**	**2,359**	**187**	**1,309,301**	**1,740**

Group 2006 Geographic areas	Book value before provisions	Specific provisions for individually assessed loans	Collective provisions for individually assessed loans	Provisions for collectively assessed homogenous groups	Book value of loans after provisions	Book value for impaired loans
Sweden	768,865	499	1,295	94	766,977	536
OECD	13,988	30			13,958	13
Baltic region	130,070	126	1,079	30	128,835	276
Other countries	9,147				9,147	
Loans	**922,070**	**655**	**2,374**	**124**	**918,917**	**825**
Credit institutions, incl. the Swedish National Debt Office	78,433	26			78,407	
Repos – credit institutions, incl. the Swedish National Debt Office	91,227				91,227	
Repos – public	18,865				18,865	
Total lending to credit institutions and public	**1,110,595**	**681**	**2,374**	**124**	**1,107,416**	**825**

Impaired loans are those for which it is likely that payments will not be fulfilled in accordance with the terms of the contract. A loan is not impaired if there is collateral which covers capital, interest and payment for any delays by a satisfactory margin. Provisions made for impaired loans and other elements of lending where losses have occurred but where individual have not yet been identified are specified below.

Restructured loans refer to loans where a change has been made to the terms of the contract as a result of the client's reduced ability to pay.

	Group		Parent company	
Provisions and impaired loans	**2007**	**2006**	**2007**	**2006**
Provisions				
Opening balance	**3,183**	**3,784**	**1,725**	**2,529**
Reversal of previous provisions for anticipated loan losses reported in the year's accounts as established losses	-236	-207	-140	-171
The year's provisions for anticipated loan losses	453	222	193	118
Recovered provisions no longer necessary for anticipated loan losses	-126	-264	-72	-148
Allocations/withdrawals from collective provisions	-39	-319	-299	-590
Allocations/withdrawals from loan loss reserve	73	17	17	-7
Group changes	340		0	
Translation differences	46	-50	3	-6
Closing balance	**3,694**	**3,183**	**1,427**	**1,725**
Total provision ratio for impaired loans, % (including collective provision for individually assessed loans in relation to book value before provision for individually identified impaired loans)	120	195	180	212
Provision ratio for individually identified impaired loans, %	43	50	62	60
Impaired loans				
Book value of impaired loans	1,740	825	303	323
Impaired loans as % of total lending	0.13	0.07	0.04	0.05
Restructed and reclassified loans				
Book value of loans restructured during the fiscal period before restructuring	3	18	3	16
Book value of loans restructured during the fiscal period after restructuring	2	11	2	9
Book value of impaired loans returned in status to normal loans during the period	129	164	75	99
Past due loans that are not impaired				
Valuation category, loans and receivables				
Loans past due 5-30 days	3,669	1,627	531	38
Loans past due 31-60 days	1,254	542	206	71
Loans past due more than 61 days	67	58	28	31
Valuation category, fair value through profit or loss				
Loans past due 5-30 days	1,530	743		
Loans past due 31-60 days	636	357		
Loans past due more than 61 days	178	130		
Total	**7,334**	**3,457**	**765**	**140**



45 Financial risks and other risks

Financial risks

Financial risks refer to market risks (interest rate, currency and share price risks) as well as liquidity risks. Risks are measured by means of model-based risk measurement and traditional sensitivity measures.

Model-based risk measurement, Value at Risk (VaR) and stress tests

Since 2002 the group has applied model-based risk measurement. This means that based a model for movements in market interest rates, stock prices and exchange rates is used to estimate a probability distribution for the results in the group's total portfolio, under the hypothetical assumption that the portfolio will remain unchanged over a specific time horizon.

In the group's model, the probability distribution is estimated daily with a Monte Carlo simulation, in which the scenarios are based on historical market price changes over the past year. The horizon is one trading day. Using the probability distribution as a basis, an estimation is made of Value-at-Risk (VaR). VaR indicates a portfolio's potential loss that is so high that the probability that it will be exceeded is small. The group uses a 99 percent VaR, which means there is only a 1 percent probability that the potential loss will exceed the VaR amount over the selected horizon.

Since the model's scenarios are based on history, the co-variations between market prices that arise on a regular basis - e.g. how various interest rates historically fluctuate in relation to each other - are taken into account when VaR is calculated. The model therefore provides a richer, more thorough estimate of market risk than pure sensitivity measures. Another advantage of VaR is that different types of risks (interest rate, share price and currency) can be compared and summarized with a single measure.

The group's VaR model is continuously evaluated through so-called hypothetical back-testing, which is a systematic way to assess whether the probability distribution of the possible portfolio results that the model generated was reasonable.

The conclusion of the back-testing done to date is that the model offers good reliability.

One weakness with VaR is that the historical co-variations the calculation is based on sometimes break down in stressful situations in the financial market. The calculation of VaR is therefore complemented by frequent stress tests that describe the group's potential loss if such exceptional market disturbances were to occur that historical market patterns were disrupted. The group conducts a number of standardized stress tests on a regular basis as well as ad hoc stress tests on occasion on the basis of identified future scenarios when this is considered suitable.

Internal model for calculating capital adequacy requirements for market risks

Pursuant to current rules, capital adequacy for market risks is based on either a standard model or the group's internal VaR model, which requires the approval of the Swedish Financial Supervisory Authority. During 2004 the parent company received approval for the majority of market risks. Reporting of capital adequacy has taken place in accordance with this since the beginning of 2005. In 2006 the approval was expanded to include Hansabank.

Currency risks

Currency risk refers to the risk that the value of assets, liabilities and derivatives may fluctuate due to changes in exchange rates.

The group's currency risks are managed by adapting the total value of assets and liabilities, including derivatives, in a currency to the desired level. This is mainly done using derivatives, such as interest-rate swaps and forward exchange agreements. At year-end 27 percent (22) of the group's assets and 42 percent (39) of its liabilities were denominated in foreign currency. Approximately 55 percent of the group's assets and 20 percent of its liabilities in foreign currency are in Hansabank. An additional 30 percent of the group's liabilities in foreign currency are attributable to loans raised by the subsidiary Swedbank Mortgage in foreign currency. Swedbank Mortgage's funding in foreign currency is swapped in its entirety to SEK. The parent company's liabilities in foreign currency were slightly higher than its assets in foreign currency at year-end. The majority of the currency risk in the additional liabilities was eliminated through forward exchange agreements and interest-rate swaps.

A great deal of Hansabank's lending is done in euro while deposits are mainly denominated in the local currency (the Estonian kroon, the Latvian lat and the Lithuanian litas). In addition, a large part of Hansabank's liquidity reserves are placed in euro-dominated securities. At the year-end, this resulted in an asset position in euro and an approximately equally large liability position in the local currencies. A change in the exchange rate between these currencies and the euro would occur only in an extreme situation. The value of the Estonian currency is based on a currency board with the euro, and the exchange rate against the euro has been fixed according to Estonian law, while awaiting the planned entry to the euro zone. There are similar arrangements in the two other countries. At year-end Hansabank's parent company also held strategic positions in Latvian lats, Lithuanian litas and Russian rubles due to investments in foreign subsidiaries in Latvia, Lithuania and Russia.

To reduce currency risk, the group's strategic holdings in foreign operations and subsidiaries are generally financed in each entity's national currency or in a currency linked to the country's currency. For example, the parent company's holding in Hansabank, which is denominated in Estonian kroon is financed in euro. An exception is the holding n the Ukrainian bank OJSC Swedbank, which is denominated in the Ukrainian hryvnja, but financed in Swedish krona.

The group's exposure to currency risks affecting earnings, that is, excluding exposures related to holdings in foreign subsidiaries, goodwill and other intangible assets, is limited. A change in exchange rates between the Swedish krona and foreign currencies of +/- 5 percent would, in the worst case, have directly affected the group's reported profit by SEK 0m (-16) at year-end.

Interest-rate related risks (interest risks and net interest risks)

Interest-rate risk refers to the risk that the value of a financial instrument may fluctuate due to changes in interest rates. The group's interest rate risks arise when interest fixing periods on assets and liabilities, including derivatives, do not coincide. The group's fixed-rate assets consist primarily of loans. The interest rate risk in these assets is largely eliminated either because they are financed with fixed-term funding or because the group has arranged swap contracts where it pays a fixed interest rate.

In principle, all lending in the group with fixed interest are covered by loan agreements in which the borrower is not entitled to redeem the loan prematurely without paying compensation for possible losses that arise because the interest changed since the loan was paid out, so-called interest difference penalty.

Demand deposits can also be seen as partially interest linked as there are large volumes of deposits with a floating interest rate so low it is unlikely it can be further reduced even if Swedish repo rates are cut. This may affect net interest negatively, but the parent company has chosen to position itself to reduce these negative effects.

The interest-rate related risk is measured in the group for all positions, both those recorded at fair value in the accounts and those recorded at acquisition value. The parent company has also decided to give part of the lending a duration of between two and three years in its risk measurement.

An increase in market interest rates (including real interest rates) of one percentage point as of December 31, 2007 would have reduced the value of the group's interest-bearing assets and liabilities, including derivatives, by SEK 1,961m (1,623). The decrease in value of positions in SEK would have been SEK 1,549m (1,608), while positions in foreign currency would have decreased in value by SEK 412m (15). Changes in the interest-rate risk is attributable to the parent company's management of structural interest-rate risks and to changes in position-taking in trading operations.

An interest rate increase of one percentage point would have reduced the group's net profit on financial operations by SEK 296m (207) as of December 31, 2007. For a table of the interest-rate risk staggered over time, see note 46.

Share price risks

Share price risk refers to the risk that the value of a financial instrument may fluctuate due to changes in share prices and expectations of their future volatility. Exposure to share price risks arises in the group due to holdings in equities and equity-related derivatives. The group's equity trading is primarily customer-related. Positions in the group's trading operations are in Swedbank Markets and in Hansabank and are normally such that only limited losses can arise from large share price movements. The purpose of these positions is, among other things, to create liquidity for the bank's customers.

Share price risk in the group is measured and limited with regard to the worst outcome of a combination of movements in share prices and expected volatility. A general price movement of not more than 10 percent (up or down) would, in the worst case, change the value of the positions in the trading operations SEK -14m (-13) at year-end.

Cont. note 45

Market risks in trading operations

Trading operations are handled by Swedbank Markets, for the primary purpose of satisfying customer demand for transactions in the financial market. Position-taking is limited in scope and the risk level in these operations is low. The diagram on page 65 shows both 99 percent VaR and the daily earnings in Swedbank Market's operations in 2007. This shows that earnings were at a relatively stable level during the year. Losses have been recorded on 44 days (19'B). All were limited and exceed VaR on only one occasion.

During the year VaR reached a high of SEK 31m (26) and a low of SEK 13m (14), with an average of SEK 20m (19). The increase in the number of loss days and VaR reflects the rising market uncertainty that occurred during the second half of the year. Despite this, the trading operations succeeded in avoiding days with large losses and retained a stable level of earnings, which is typical for a trading operation carried out at low risk.

Liquidity risks

Liquidity risks arise because the maturity structures of cash flows from assets and liabilities, including derivatives, do not coincide. If its maturity structure is such that the group has to borrow large amounts to fulfill its payment commitments on a particular day, there is a risk that in a difficult market situation the group may find it difficult to meet its commitments or be forced to borrow money on unfavorable terms. The group actively manages its liquidity in order to avoid these risks. This is accomplished, among other ways, by maintaining a liquidity reserve to prepare for payment commitments on such days and over the longer term. The liquidity reserve in Sweden consists of assets eligible for refinancing with the Riksbank. Hansabank also has liquidity reserves in the form of securities eligible for refinancing with their respective countries' central banks.

Furthermore, the group's liquidity situation is continuously monitored and funding is planned in such a way as to avoid excessive short-term financing needs.

Good relations with lenders and active marketing of the group as a borrower in the world's most important capital markets are also strategically important to the group's liquidity situation. The group therefore works actively to maintain and further develop the well-diversified funding base it already has, with regard to the number of markets and number of investors. The group thus maintains good liquidity preparedness based on a conservative risk profile.

During 2007, The Swedish Financial Supervisory Authority granted Swedbank Hypotek AB a permit to issue so-called covered bonds. These securities give the lender preferential rights to certain assets of the issuer in the event of a bankruptcy and, accordingly, are considered more secure than other bonds. This means that the liquidity risk is reduced further since the lending base can be broadened and the possibility of retaining liquidity reserves increases.

Derivatives

Derivatives are financial instruments whose value is mainly dependent on an underlying asset, and in the group are used by Swedbank Markets, Group Treasury and certain subsidiaries, particularly Swedbank Mortgage. In Swedbank Markets, derivatives are used to meet customer needs and in market-maker activities to cover and take market risk positions. Equity-related derivatives are used to, among other things, cover risks associated with warrants and share index bonds that have been issued. In other units, derivatives are used primarily to reduce interest rate and currency risks associated with the services the group offers customers or with the funding of operations. Derivatives impact the group's financial risks because the value of the instruments is affected by movements in interest rates and the price of currencies and equities. Financial risks associated with derivatives are limited and monitored as part of the overall management of financial risks. The cash flows that arise from the group's derivative transactions are monitored and followed up in the same way as other cash flows within the group.

In Note 26 the group's total derivative positions as of December 31, 2007 are divided into interest, currency and equity derivatives, etc. Contracts with positive and negative market values are summed separately. The table also indicates how large a share of the group's derivatives is settled via clearing organizations. In contracts with positive market values, the group has a receivable from the counterparty. To the extent a contract is settled via a clearing organization, the bank has a receivable from it. The clearing organization manages and reduces counterparty risks through the use of margin security and continuous settlements. As a result, the counterparty risk in these contracts is negligible and is not considered a credit risk for the group. Nor are these contracts included in the risk-weighted amount when calculating the bank's capital requirements for counterparty risks. With other contracts, so-called OTC derivatives, a positive market value can be said to entail a credit risk. To reduce the credit risk in OTC derivatives, the group generally signs agreements with counterparties that contain a clause on netting, that is, in the event of the counterparty's insolvency, any transactions by the group with negative market values can be netted against transactions with positive market values and in that way reduce the credit exposure to the total net value of the derivatives.

46 Change in value if the market interest rate rises by one percentage point

The impact on the value of assets and liabilities, including derivatives, when market interest rates rise by one percentage point (+1%).

Group

2007	< 3 mths	3–6 mths	6–12 mths	1–2 yrs	2–3 yrs	3–4 yrs	4–5 yrs	5–10 yrs	> 10 yrs	Total
SEK	-97	-14	19	-1,086	698	-810	10	-249	-20	-1,549
Foreign currency	-31	-100	29	-104	0	-28	-50	-95	-33	-412
Total	**-128**	**-114**	**48**	**-1,190**	**698**	**-838**	**-40**	**-344**	**-53**	**-1,961**

In the table above, part of deposits from the public that are payable on demand have been assigned a fixed interest period of between two to three years.

Of which financial instruments measured at fair value

	< 3 mths	3–6 mths	6–12 mths	1–2 yrs	2–3 yrs	3–4 yrs	4–5 yrs	5–10 yrs	> 10 yrs	Total
SEK	25	44	410	-481	39	-445	183	-10	-15	-250
Foreign currency	6	35	43	-10	2	-7	-20	-71	-24	-46
Total	**31**	**79**	**453**	**-491**	**41**	**-452**	**163**	**-81**	**-39**	**-296**

47 Currency distribution

Group

2007	SEK	EUR	USD	GBP	Other	Total
Assets						
Loans to credit institutions	106,931	25,457	30,433	2,637	8,556	174,014
Loans to the public	881,788	160,815	33,638	709	58,337	1,135,287
Interest-bearing securities	83,457	19,218	7,324	239	5,254	115,492
Other assets, not distributed	183,191					183,191
Total	**1,255,367**	**205,490**	**71,395**	**3,585**	**72,147**	**1,607,984**
Liabilities						
Amounts owed to credit institutions	89,464	28,383	36,182	687	9,069	163,785
Deposits and borrowings from the public	334,311	33,016	16,127	756	74,165	458,375
Debt securities in issue and subordinated liabilities	306,511	202,316	160,869	16,771	26,385	712,852
Other liabilities, not distributed	204,649					204,649
Equity	68,323					68,323
Total	**1,003,258**	**263,715**	**213,178**	**18,214**	**109,619**	**1,607,984**
Other assets and liabilities, including positions in derivatives		65,239	141,033	14,634	48,445	
Net position in currency		7,014	-750	5	10,973	17,242

Other currencies include a short position in Estonian kroon, EEK, corresponding to 6,992. Since the Estonian currency is fixed against the euro, EUR, according to Estonian law, the long position in euro is reduced by the short position in Estonian kroon. Net funding in foreign currency with a corresponding fair value of SEK 18,662m (11,771) is used as a hedging instrument to hedge the net investment in foreign operations. The above net position in currencies pertains mainly to parts of net investments in foreign operations that are not currency hedged. Exchange rate changes on this position are recognized directly in equity as translation differences.

Parent company

2007	SEK	EUR	USD	GBP	Other	Total
Assets						
Loans to credit institutions	244,658	87,490	46,639	2,354	5,099	386,240
Loans to the public	289,413	35,734	17,252	649	19,165	362,213
Interest-bearing securities	108,293	13,986	7,508	239	4,426	134,452
Other assets, not distributed	114,656					114,656
Total	**757,020**	**137,210**	**71,399**	**3,242**	**28,690**	**997,561**
Liabilities						
Amounts owed to credit institutions	158,348	28,712	36,173	731	6,838	230,802
Deposits and borrowings from the public	334,368	4,930	5,667	351	3,241	348,557
Debt securities in issue and subordinated liabilities	61,459	79,940	104,852	8,587	11,517	266,355
Other liabilities, not distributed	114,912					114,912
Equity	36,935					36,935
Total	**706,022**	**113,582**	**146,692**	**9,669**	**21,596**	**997,561**
Other assets and liabilities, including positions in derivatives		-41,687	74,531	6,423	28,961	
Net position in currency		-18,059	-762	-4	36,055	17,230

Summary of maturities

In the summary of maturities, book value is distributed on the basis of remaining maturities until the agreed time of maturity. For lending to the public, loans with amortization are distributed based on the amortization plan and for other loans the next day for change in terms is equaled to the contractual maturity date. Changes in value and items without an agreed maturity date where the anticipated realization date has not been determined are reported in the column, Without maturity date/change in value.

Remaining maturity Group	Payable on demand	< 3 mths	3 mths–1 yrs	1–5 yrs	5–10 yrs	> 10 yrs	Without maturity date/change in value	Average remaining maturity in years	Total
Assets									
Cash and balances with central banks	21,200								21,200
Treasury bills and other bills eligible for refinancing with central banks, etc.		8,694	8,950	6,933	2,533	10,007	17	4.64	37,134
Loans to credit institutions	80,159	85,554	7,158	802	32	309		0.15	174,014
Loans to the public	44,615	327,383	133,718	412,064	101,155	119,743	-3,391	3.19	1,135,287
Bonds and other interest-bearing securities		30,588	14,748	29,224	3,120	696	-18	1.72	78,358
Fund shares where customers bear the investment risk		144	20	407	363	962	67,428	8.44	69,324
Shares and participating interests							8,294		8,294
Derivatives							36,984		36,984
Intangible fixed assets							20,139		20,139
Tangible assets							2,688		2,688
Other assets		22,455	2,104	2			1	0.21	24,562
Total December 31, 2007	**145,974**	**474,818**	**166,698**	**449,432**	**107,203**	**131,717**	**132,142**		**1,607,984**
Liabilities									
Amounts owed to credit institutions	74,785	79,560	7,077	1,235	194	45	889	0.15	163,785
Deposits and borrowings from the public	406,321	35,687	13,092	3,262	9	7	-3	0.05	458,375
Debt securities in issue, etc.		196,640	236,451	229,430	11,706	605	-1,716	1.44	673,116
Financial liabilities where customers bear the investment risk		144	20	407	363	968	67,917	8.46	69,819
Derivatives							36,267		36,267
Other liabilities		83,001	8,648	3,159	1,744	2,011		0.68	98,563
Subordinated liabilities		1,188	2,960	7,684	24,854	2,395	655	6.18	39,736
Equity							68,323		68,323
Total December 31, 2007	**481,106**	**396,220**	**268,248**	**245,177**	**38,870**	**6,031**	**172,332**		**1,607,984**

Capital adequacy analysis

The capital adequacy regulations express the legislator's perception of how much capital, designated capital base, a bank must have in relation to how large risks the bank faces. On February 1, 2007 new capital adequacy rules, Basel 2, became effective. The new rules strengthen the connection between risk exposure and capital requirement in the bank's operations. In accordance with the Capital Adequacy and Large Exposures Act (2006:1371), the capital base must as a minimum correspond to the sum of the capital requirement for credit risks, market risks and operating risks. Accordingly, the capital quotient, that is, the capital base divided by the capital requirement, must be greater than 1.0. The rules apply for banks on a individual basis and, in appropriate cases, financial companies groups. More detailed information (Pillar 3) regarding Swedbank's capital adequacy in 2007 is provided at www.swedbank.com.

On December 31, 2007, the financial companies group Swedbank comprised the Swedbank Group, with the following exceptions. In the consolidated accounts, the associated companies EnterCard (group), Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, Swedbank Sjuhärad AB, Bergslagens Sparbank AB and Vimmerby Sparbank AB are consolidated in accordance with the equity method. In the financial companies group, these companies are consolidated fully in accordance with the purchase method, apart from EnterCard, which is consolidated in accordance with the proportional method. The insurance companies that are included in the consolidated accounts, Swedbank Försäkrings AB, Sparia Försäkrings AB, AS Hansa Elukindlustus, AS Hansa Varakindlustus and UAB Hansa gyvybes draudimas, are not included in the financial companies group. These companies are subject to solvency rules rather than capital adequacy rules.

Swedbank also formulates and documents its own methods and processes for evaluating its capital requirements, which are assessed systematically on the basis of the total level of risks to which Swedbank may be exposed. Key risks for the overall picture are taken into account. To ensure the efficient use of capital and that Swedbank will fulfill the legal minimum capital requirement and continue to have access to capital markets even under unfair conditions, regular scenario-based simulations and stress tests are conducted. These analyses provide an overview of the principal risks to which Swedbank is exposed by quantifying their impact on the income statement and balance sheet, capital base and risk-weighted assets. This method forms the basis for proactive risk and capital management. The capital requirement constitutes the buffer that is required in order to protect Swedbank from future losses, with the objective of fulfilling the minimum capital requirements and continuing to have access to capital markets during each individual year included in the selected scenario. The buffer is regarded as sufficient because the tier 1 capital ratio is about 6.5 percent.

	Financial companies group		Parent company	
Capital adequacy	**2007**	**2006**	**2007**	**2006**
Capital base	76,456	70,930	63,810	61,000
Capital requirement	65,789	58,137	24,549	21,449
Capital surplus	10,667		39,261	
Capital quotient	1.16		2.60	
Risk-weighted amount	822,363	726,712	306,863	268,107
Tier 1 capital ratio, %	6.2	6.5	13.0	14.4
Capital adequacy ratio, %	9.3	9.8	20.8	22.8

Capital adequacy	Financial companies group		Parent company	
	2007	2006	2007	2006
Tier 1 capital	50,920	47,497	39,907	38,489
Tier 2 capital	27,458	26,067	24,458	23,483
of which, undated subordinated loans	3,717	4,265	3,689	4,238
Less shares, etc*	-1,922	-2,634	-555	-972
Total tier 1 and tier 2 capital	76,456	70,930	63,810	61,000
Total	**76,456**	**70,930**	**63,810**	**61,000**

*Specification of companies that provide deductions from the capital base. Sparia Försäkrings AB, Swedbank Försäkrings AB, BGC Holding AB, International Credit Bureau, AS Hansa Elukindlustus, AS Hansa Varakindlustus, UAB Hansa Gyvybes Draudimas, Tallinn Stock Exchange and Lithuanian Stock Exchange.

Tier 1 capital	Financial companies group		Parent company	
	2007	2006	2007	2006
Shareholders' equity according to balance sheet in annual report	68,008	59,974	36,935	36,453
Proposed dividend	-4,638	-4,252	-4,638	-4,252
Adjustment for the financial companies group				
Deconsolidation of insurance company	-892	-985		
Associated companies consolidated according to purchase method	1,706	1,677		
72 percent of accrual reserve			3,617	2,160
Tier 1 capital contribution	7,314	5,566	6,097	5,539
Goodwill	-17,990	-13,141	-1,060	-1,158
Other deductions				
Deferred tax assets		-1	-72	-39
Intangible assets	-1,579	-1,341	-241	-214
Deduction internal risk classification, provisions surplus/deficit	-986		-726	
Deduction from Tier 1 capital, contributions in other institutions	-23		-5	
Total	**50,920**	**47,497**	**39,907**	**38,489**

Tier 1 capital mainly comprises equity, with adjustments for certain assets that may not be included and certain deductions. Tier 1 capital contributions are perpetual debenture loans that have such terms that they may be included after approval from the Swedish Financial Supervisory Authority. The contributions preferential rights are subordinate to all other deposits and lending. Interest payment is set in accordance with the agreement, but may only occur if there are distributable funds. The contribution is reported in the balance sheet as a liability.

Capital requirement	Financial companies group		Parent company	
	2007	2006	2007	2006
Credit risk	44,101	56,657	21,180	20,185
Market risk	1,242	1,475	972	1,263
Settlement risk	7	5	0	0
Currency risk	0	0	0	
Operational risk	2,669		2,397	
Supplement, transitional rules	17,770			
Total	**65,789**	**58,137**	**24,549**	**21,449**

Swedbank's Board is ultimately responsible for risk-taking. The right to assume risk in the various units is controlled through limits for individual transactions and in total. The units assuming risks report their risks to the management of the business unit and to the group's risk control unit.

Capital requirement for credit risks	Financial companies group		Parent company	
	2007	2006	2007	2006
Credit risks according to old regulations	19,364	56,657	809	20,185
Credit risks according to IRB	24,737		20,371	
of which institutional exposures	1,452		1,668	
of which corporate exposures	17,326		15,266	
of which retail exposures	5,233		2,703	
of which non credit-obligation asset exposures	726		734	
Total	**44,101**	**56,657**	**21,180**	**20,185**

Credit risks according to IRB	2007		
Financial companies group	Exposure after credit risk mitigant	Average risk weight	Capital requirement
Institutional exposures	204,329	9%	1,452
Corporate exposures	299,713	72%	17,326
Retail exposures	653,557	10%	5,233
Non credit-obligation asset exposures	41,671	22%	726
Total	**1,199,270**	**26%**	**24,737**

Credit risks according to IRB	2007		
Parent company	Exposure after credit risk mitigant	Average risk weight	Capital requirement
Institutional exposures	203,160	10%	1,668
Corporate exposures	267,982	71%	15,266
Retail exposures	107,008	32%	2,703
Non credit-obligation asset exposures	59,212	15%	734
Total	**637,362**	**40%**	**20,371**

Capital requirement for market risks	Financial companies group		Parent company	
	2007	2006	2007	2006
Interest rate risks	844	837	650	746
of which for specific risk	843	836	650	746
of which for general risk	1	1		
Share price risks	47	48		
of which for specific risk	17	21		
of which for general risk	30	27		
Counterparty risks and other risks		396		323
Capital requirement according to VaR calculation*	351	198	322	194
Total	**1,242**	**1,480**	**972**	**1,263**

* The parent company's capital requirement for general interest-rate risk, share-price risk and currency risk as well as Hansabank's capital requirement for general interest-rate risk, share-price risk and currency risk are calculated in accordance with the VaR model.

Capital requirement for operational risks	Financial companies group		Parent company	
	2007	2006	2007	2006
Corporate finance	14		16	
Trading and sales	593		606	
Retail banking	14		15	
Commercial banking	233		267	
Payment and settlement	1,739		1,406	
Agency services	66		77	
Asset management	10		10	
Retail brokerage	0		0	
Total	**2,669**		**2,397**	

50 Related parties and other significant relationships

Group entities

All group entities are consolidated according to the purchase method, which means that internal transactions are eliminated at the group level. Each note to the balance sheet specifies assets and liabilities between the parent company and its subsidiaries.

Income and expenses in the parent company	2007	2006
Received from other group entities		
Financial income	9,302	4,844
Other	863	624
Paid to other group entities		
Financial expenses	2,929	1,390
Other	172	236

Associates

Each note to the balance sheet specifies assets and liabilities between the group and its associates. Investments in associates are specified in note 24.

During the year the group has provided injections of capital of SEK 105m (83) to associates and issued guarantees and pledged assets of SEK 232m (333) on behalf of associates.

The group has sold services to associates primarily in the form of the development of products and systems and some marketing. The group's payments to other associates mainly consist of payment services. The partly owned banks sell products that are provided by the group and receive commissions for serving the products. The cooperation between the partly owned banks and Swedbank is based on the agreements described in the section on Savings banks and partly owned banks.

Income and expenses in the parent company	2007	2006
Received from partly owned banks		
Financial income	35	26
Income from services sold	85	132
Paid to partly owned banks		
Financial expenses	46	29
Other expenses	265	316
Received from EnterCard		
Financial income	96	62
Income from services sold	61	40
Paid to EnterCard		
Financial expenses	9	3
Other expenses	0	75
Received from other associates		
Financial income	5	0
Income from services sold	4	6
Paid to other associates		
Financial expenses	1	0
Other expenses	388	372

During the year CEK AB was sold. Swedbank AB has acquired 100 percent of the shares in Söderhamns' Sparbank AB. Söderhamns' Sparbank AB has since been merged with the parent company.

Senior executives

Information is provided in Note 8 Staff costs.

Savings banks operations and partly-owned banks

The cooperation between Swedbank, the 68 savings banks and six of Swedbank's partly-owned banks in Sweden is governed by a master agreement to which a number of other agreements are attached regarding specific activities. The agreement extends through June 2011 and presumes that the savings banks have a certain basic offering of services and products as well as access to competency in certain areas. Several of the smaller savings banks that lack the prerequisites to fulfill the requirements for a new cooperation agreement have merged or shall merge with similar savings banks.

Through the cooperation, Swedbank's Swedish customers will gain access to a nationwide network. At the same time, the savings banks and their partly-owned banks will have the possibility to offer the products and services of Swedbank and its subsidiaries to their customers.

Together, the savings banks and partly-owned banks account for about one fourth of the group's product sales in the Swedish market. In addition to marketing and product issues, a close cooperation exists in a number of administrative areas. Swedbank is the clearing bank for the savings banks and the partly-owned banks and provides a wide range of IT services. The cooperation also offers the possibility to create economies of scale and distribute costs over a larger business volume.

The shareholders of the savings banks and partly-owned banks jointly represent one of the largest shareholding groups in Swedbank with a total of 8.4 percent of the voting rights.

Swedish Savings Banks Academy

Swedbank has 17.5 percent of the voting rights in the non-profit association, Swedish savings banks academy. The group has no loans to the association. Neither has the group issued any guarantees or pledged assets for the benefit of the association.

51 Sensitivity analysis

Group	Change	2007	2006
Net interest income, 12 months [1]			
Increased interest rates	+1 %-p.p.	586	609
Decreased interest rates	-1 %-p.p.	-960	-942
Change in value [2]			
Market interest rate	+1 %-p.p.	-296	-207
	-1 %-p.p.	136	91
Stock prices	+10 %	-4	-3
	-10 %	-14	-13
Exchange rates	+5 %	18	24
	-5 %	-0	-16
Other			
Stock market performance [3]	+/-10 %	+/- 309	+/- 253
Staff changes	+/-100 employees	-/+ 50	-/+ 51
Payroll changes	+/-1 %-p.p.	-/+ 87	-/+ 78
Impaired loans [4]	+/-SEK 1 bn	-/+ 50	-/+ 40
Loan loss level	+/-0.1 %-p.p.	-/+ 1,152	-/+ 851

[1] The calculation is based on the assumption that market interest rates rise (fall) by one percentage point and thereafter remain at this level for one year and that the consolidated balance sheet remains essentially unchanged during the period. The calculation also presumes that deposit rates are slow moving in connection with changes in market rates, which better reflects actual conditions.

[2] The calculation refers to the immediate effect on profit of each scenario for the group's interest rate positions at fair value and its equity and currency positions.

[3] Refers to the effect on net commission income from a change in value of Swedbank Robur's equity funds.

[4] The interest rate for the calculation in 2007 is 5 percent (4).

52 Specification of adjustments for non-cash items in operating activities

	Group		Parent company	
	2007	2006	2007	2006
Settlement of pensions			-20	6
Amortized origination fees	107	-55	106	-55
Unrealized changes in value/currency changes	-708	185	131	422
Capital gains/losses on financial fixed assets	-58	-20	-51	-35
Capital gains/losses on property and equipment	13	-31	26	11
Change of net assets in associates	-296	-103		
Impairment of financial fixed assets	504	470	239	253
Reversal of impairment of financial fixed assets			7	4
Amortization of goodwill and other intangible fixed assets	201	186	150	134
Loan losses	820	33	176	-352
Changes to provisions for insurance contracts	458	848		
Dividend group entities*			-3,887	-1,334
Prepaid expenses and accrued income	-2,367	-800	-3,547	-2,658
Accrued expenses and prepaid income	2,230	1,461	565	122
Other	-1	-16	-8	-8
Total	**903**	**2,158**	**-6,113**	**-3,490**

* Means the net between not paid dividend recognized as income during the financial year and during this year paid dividend from last financial year.

53 Events after December 31, 2007



On January 2, 2008, Swedbank Robur AB acquired all shares in Folksam Fond AB. The acquisition was settled with a cash amount. The following acquisition analysis was prepared on the acquisition date. The initial accounting below is preliminary and may be updated within 12 months.

Recognized in the group on the acquisition date, SEKm	Jan. 2, 2008
Assets	58
Liabilities	15
The subsidiary's net assets	**43**
Intangible fixed asset, fund management assignment	583
Related deferred tax	-163
Total	**463**
Cost, cash	**463**

The value allocated to the fund management assignment will be amortized on a systematic basis through profit or loss during its remaining useful life, which is estimated to 20 years.

Signatures of the Board of Directors and the President

The Board of Directors and the President affirm that the annual report has been prepared in accordance with the Act on Annual Accounts in Credit Institutions and Securities Companies (ÅRKL), the instructions and general guidelines of the Swedish Financial Supervisory Authority (FFFS 2006:16, 2007:6, 2007:13) and the Swedish Financial Accounting Standards Council's recommendation RR 32, Accounting for Legal Entities, and provides an accurate portrayal of the parent company's position and earnings and that the Board of Directors' Report provides an accurate review of trends in the company's operations, position and earnings, as well as describing significant risks and instability factors faced by the company.

The Board of Directors and the President hereby affirm that the consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the EU, and provide an accurate portrayal of the group's position and earnings and that the Board of Directors' Report for the group provides an accurate review of trends in the group's operations, position and earnings, as well as describing significant risks and instability factors faced by the company.

Stockholm, 13 March, 2008

Carl Eric Stålberg
Chair

Ulrika Francke
Vice Chair

Gail Buyske

Simon Ellis

Berith Hägglund-Marcus

Göran Johnsson

Anders Nyblom

Caroline Sundewall

Gith Bengtsson

Monica Hellström

Jan Lidén
President

Our auditors' report was submitted on March 13, 2008

Deloitte AB

Jan Palmqvist
Authorized Public Accountant

Auditors' report

To the Annual General Meeting of Swedbank AB (publ). Corporate registration number 502017-7753.

We have audited the annual report, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Swedbank AB (publ) for the financial year 2007. The audit of the annual report comprises pages 52–106. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act for Credit Institutions and Securities Companies when preparing the annual accounts and the application of the International Financial Reporting Standards (IFRS) as adopted by the EU and the Annual Accounts Act for Credit Institutions and Securities Companies when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

The audit was conducted in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, Banking and Financing Business Act, the Annual Accounts Act for Credit Institutions and Securities Companies or the company's Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act for Credit Institutions and Securities Companies and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and the Annual Accounts Act for Credit Institutions and Securities Companies and give a true and fair view of the Group's financial position and results of operations. The statutory Board of Directors' report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Board of Directors' report and that the members of the Board of Directors and the President be discharged from liability for the fiscal year.

Stockholm, 13 March, 2008

Deloitte AB

Jan Palmqvist
Authorized Public Accountant

Board of Directors



Ulrika Francke
Born 1956
Member since 2002
Vice Chair since 2006
Own and kindreds' share holding in Swedbank: 1,500

In Swedbank as:
Vice Chair
Compensation Committee, Member
Credit Committee, Member
Audit Committee, Chair

Candidate's independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Independent in relation to the Bank and the Bank's senior management and independent in relation to the Bank's major shareholders

Education:
University studies

Other employment experience:
President and CEO, Tyréns AB
President, SBC Sveriges Bostadsrättscentrum AB
Deputy Mayor and Head of Administration, City of Stockholm
President of Fastighets AB Brommastaden

Other directorships:
Brandkontoret, Member
Stockholm Business Region AB, Member
Stockholm's Stadsteater, Chair
City of Stockholm municipal government, Deputy
Tyréns AB, Member



Gail Buyske
Born 1954
Member since 2007
Own and kindreds' share holding in Swedbank: 0

In Swedbank as:
Member
Audit Committee, Member

Candidate's independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Independent in relation to the Bank and the Bank's senior management and independent in relation to the Bank's major shareholders

Education:
Ph D in political science, M.P.A. (Master in Public Administration) in international relations, B.A. in Russian studies.

Other employment experience:
International Banking Consultant
EBRD – European Bank for Reconstruction and Development, Senior Banker
Chase Manhattan Bank, Vice President

Other directorships:
Kazkommertsbank, Member
URSA Bank, Member



Carl Eric Stålberg
Born 1951
Member since 2001
Chair since 2003
Own and kindreds' share holding in Swedbank: 10,000

In Swedbank as:
Chair
Compensation Committee, Chair
Credit Committee, Chair

Candidate's independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Dependent in relation to the Bank due to employment and independent in relation to the Bank's major shareholders

Education:
M.Sc. in Business Administration and Economics

Other employment experience:
President and CEO of JM AB
Deputy President and CEO and Executive Vice President (CFO) of Sparbanken Sverige AB
Executive Vice President and Head of the Central Region Sparbanken Sverige AB
Deputy President Sparbanksgruppen AB
President Nya Sparbanken and Gävleborgs Sparbank

Other directorships:
Supervisory Board of Aktia Sparbank Abp, Member
Deputy President and CEO and Vice President (CFO) Sparbanken Sverige AB
Executive Vice President and Head of the Central Region Sparbanken Sverige AB
KTH's Center for Bank and Finance, Chair
Swedish Ski Association, Chair
Sweden-Japan Foundation, Chair
Swedish-American Chamber of Commerce, Inc., Member
Swedish Chamber of Commerce for the UK, Member
Swedish Government's Council for Financial Market (Finansmarknadsrådet), Member



Gith Bengtsson
Born 1962
Member, employee representative since 2000
Own and kindreds' share holding in Swedbank: 700

In Swedbank as:
Member, employee representative

Education:
Upper secondary school

Other employment experience:
Chair of the Financial Sector of Sweden Union, Group club, Swedbank
Private advisor
Private market manager, Älmhult, Sparbanken Sweden
Manager Stållverket, Sparbanken Sweden
Acting Manager, Accounts, Sparbanken Kronan

Other directorships:
EnterCard Holding AB, Deputy, employee representative
Sparinstitutens Pensionskassa (SPK) Vice Chair




Born 1955
Member since 2007
Own and kindreds' share holding in Swedbank: 0

In Swedbank as:
Member

Candidate's independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Independent in relation to the Bank and the Bank's senior management and independent in relation to the Bank's major shareholders

Education:
B.A. in Modern History

Other employment experience:
Director of Marketing, Hakluyt
Managing Director, Morgan Stanley, London
Director, Deutsche Morgan Grenfell London
Goldman Sachs, London
Kleinwort Benson, New York
Bankers Trust, New York
Bank of America, London

Other directorships:
Hakluyt, London, Director

Born 1950
Member since 2005
Own and kindreds' share holding in Swedbank: 300

In Swedbank as:
Member
Compensation Committee, Member
Audit Committee, Member

Candidate's independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Independent in relation to the Bank and the Bank's senior management and independent in relation to the Bank's major shareholders

Education:
M.Sc. in Business Administration and Economics

Other employment experience:
Senior Vice President, Electrolux IT
President and CEO of IT Solutions Sverige AB
Organisation and marketing manager Nordic region, Electrolux-Euroclean
Logistics manager Nordic region, Electrolux-Euroclean
Market support manager Nordic region, Electrolux-Euroclean
Finance and administration manager, Swedish Association of Graduate Engineers
Financial controller Bonnier Group – Åhlén&Åkerlunds Förlag AB



Born 1945
Member since 1997
Own and kindreds' share holding in Swedbank: 100

In Swedbank as:
Member
Credit Committee, Member

Directors' independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Independent in relation to the Bank and the Bank's senior management and independent in relation to the Bank's major shareholders

Education:
Elementary school and labor union training

Other employment experience:
Former Chair of the Swedish Metal Workers Union

Other directorships:
Center for High Performance Steel at the Luleå University of Technology, Chair
Elanders AB, Member
Swedish Export Credits Guarantee Board (EKN), 1st Vice Chair
Fourth National Pension Fund, Member
IQ Initiativet AB, Member
Swedish Foundation for Strategic Research, Member
Sveriges Television AB, Member
The Umeå University, Member
Uminnovation AB, Chair



Monica Hellström
Born 1948
Member, employee representative since 2003
Own and kindreds' share holding in Swedbank: 150

In Swedbank as:
Member, employee representative

Education:
Upper secondary school

Other employment experience:
Swedbank

Born 1954
Member since 2006
Own and kindreds' share holding in Swedbank: 800

In Swedbank as:
Member
Credit Committee, Member

Candidate's independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Independent in relation to the Bank and the Bank's senior management and independent in relation to the Bank's major shareholders

Education:
Upper secondary school and university studies

Other employment experience:
Nyblom Group and companies, CEO and Chair
Local bank director, Executive Vice President and regional manager, Swedbank
Branch manager, Handelsbanken

Other directorships:
Nyblom Group and companies, CEO and Chair



Håkan Persson
Born 1955
Own and kindreds' share holding in Swedbank: 3 000

Attends board meetings

In Swedbank as:
Head of Internal Audit

Education:
Bachelor of Laws

Born 1956
Member since 2005
Own and kindreds' share holding in Swedbank: 1 000

In Swedbank as:
Member
Audit Committee, Member

Candidate's independence according to the OMX Nordic Exchange Stockholm Listing Agreement and the Swedish Code of Corporate Governance:
Independent in relation to the Bank and the Bank's senior management and independent in relation to the Bank's major shareholders

Education:
M.Sc. in Business Administration and Economics

Other employment experience:
Self-employed, Caroline Sundewall AB
Commentator for Finanstidningen
Head of business editorial department of Sydsvenskan
Business controller of Ratos AB
Writer and commentator for Affärsvärlden
Stock market and business commentator for Dagens Industri

Other directorships:
Aktiemarknadsbolagens förening, Member
Electrolux AB, Member
Getupdated Internet Marketing AB, Member
Haldex AB, Member
Lifco AB, Member
Pågengruppen AB, Member
TeliaSonera AB, Member
Tennisinriktade Streber Cup-stiftelsen, Chair

Born 1960
Own and kindreds' share holding in Swedbank: 1 450

In Swedbank as:
Secretary of the Board
Group Executive Management, Secretary

Education:
Bachelor of Laws



Born 1949
Employed since 1990
President and CEO since 2004
Own and kindreds' share holding in Swedbank: 10 081

In Swedbank as:
President and CEO

Education:
M Pol Sc and M Sc in Business Administration and Economics



Born 1962
Employed since 1987
Own and kindreds' share holding in Swedbank: 500

In Swedbank as:
Executive Vice President
Head of Customer Offerings and Products, Swedish Banking

Education:
M.Sc. in Business Administration and Economics



Born 1962
Employed since 1982
Own and kindreds' share holding in Swedbank: 700

In Swedbank as:
Bank employee
Board Member, Employee representative

Education:
Upper secondary school



Born 1951
Employed since 1985
Own and kindreds' share holding in Swedbank: 2 000

In Swedbank as:
Executive Vice President
Head of Swedish Banking

Education:
M.Sc. in Business Administration and Economics



Born 1971
Employed since 1996
Own and kindreds' share holding in Swedbank: 2 000 and 2 000 options

In Swedbank as:
CEO of AB Bankas Hansabankas, Lithuania

Education:
M Sc in Business Administration and Economics and Degree in International Relations and Political Sciences



Born 1963
Employed since 1988
Own and kindreds' share holding in Swedbank: 2 000

In Swedbank as:
Executive Vice President
Chief Finance Officer (CFO)
Chief Administration Officer (CAO)

Education:
M.Sc in Business Administration and Economics



Born 1948
Employed since 2000
Own and kindreds' share holding in Swedbank: 2 000

In Swedbank as:
Executive Vice President
Head of Strategic and International Banking

Education:
B.A.



Born 1971
Employed since 1994
Own and kindreds' share holding in Swedbank: 12 000

In Swedbank as:
Head of Baltic Banking
President and CEO Hansabank

Education:
M Sc in Business Administration and Economics



Born 1951
Employed since 1986
Own and kindreds' share holding in Swedbank: 2 000

In Swedbank as:
Executive Vice President
Head of Swedbank Markets

Education:
B.A.



Born 1951
Employed since 1985
Own and kindreds' share holding in Swedbank: 2,000

In Swedbank as:
Executive Vice President
Head of Swedish Banking

Education:
M.Sc. in Business Administration and Economics



Born 1949
Employed since 1959
Own and kindreds' share holding in Swedbank: 400

In Swedbank as:
Executive Vice President
Manager of the Middle Region

Education:
M.Sc. in Business Administration and [illegible]

Born 1951
Employed since 1976
Own and kindreds' share holding in Swedbank: 100

In Swedbank as:
Head of the Telephone and Internet Bank

Education:
M.Sc. in Business Administration and Economics



Born 1950
Employed since 1975
Own and kindreds' share holding in Swedbank: 4,000

In Swedbank as:
Executive Vice President
Manager of the Region Mälardalen

Education:
M.Sc. in Business Administration and Economics





Born 1962
Employed since 1982
Own and kindreds' share holding in Swedbank: 700

In Swedbank as:
Bank employee
Board Member, Employee representative

Education:
Upper secondary school



Born 1969
Employed since 2007
Own and kindreds' share holding in Swedbank: 1,000

In Swedbank as:
Manager of the Southern Region

Education:
M.Sc. in Business Administration and Economics





Born 1948
Employed since 2002
Own and kindreds' share holding in Swedbank: 1,200

In Swedbank as:
Executive Vice President
Manager of the Western Region

Education:
Bachelor of Laws

Born 1964
Employed since 1989
Own and kindreds' share holding in Swedbank: 300

In Swedbank as:
Chief Administration Officer, Swedish Banking

Education:
M.Sc. in Business Administration and Economics



Born 1962
Employed since 1987
Own and kindreds' share holding in Swedbank: 600

In Swedbank as:
Executive Vice President
Head of Customer Offerings and Products, Swedish Banking

Education:
M.Sc. in Business Administration and Economics



Born 1948
Employed since 1969
Own and kindreds' share holding in Swedbank: 741

In Swedbank as:
Executive Vice President
Head of the Savings Banks cooperation

Education:
M.Sc. in Business Administration and Economics



[illegible]
Born 1971
Employed since 1994
Own and kindreds' share holding in Swedbank: 12,000
In Swedbank as:
Head of Baltic Banking
President and CEO Hansabank
Education:
M.Sc. in Business Administration and Economics



[illegible]
Born 1971
Employed since 1996
Own and kindreds' share holding in Swedbank: 2,000 and 2,000 call options
In Swedbank as:
Head of Hansabank in Lithuania
Education:
M.Sc. in Business Administration and Economics and Degree in International Relations and Political Sciences



[illegible]
Born 1965
Employed since 1992
Own and kindreds' share holding in Swedbank: 800
In Swedbank as:
CIO Hansabank
Education:
M.Sc. in Business Administration and Economics



[illegible]
Born 1964
Employed since 2002
Own and kindreds' share holding in Swedbank: 0
In Swedbank as:
Head of Hansabank in Estonia
Education:
M.Sc. in Business Administration and Economics



[illegible]
Born 1974
Employed since 2000
Own and kindreds' share holding in Swedbank: 11,500
In Swedbank as:
Head of Hansabank in Latvia
Education:
Master of Science in Economics



[illegible]
Born 1971
Employed since 1994
Own and kindreds' share holding in Swedbank: 1,600
In Swedbank as:
Chief Financial Officer (CFO) Hansabank
Education:
M.Sc. in Business Administration and Economics



[illegible]
Born 1975
Employed since 1998
Own and kindreds' share holding in Swedbank: 0
In Swedbank as:
Head of Retail Banking, Hansabank Lithuania
Education:
M.Sc. in Business Administration and Economics and MBA



[illegible]
Born 1967
Employed since 2006
Own and kindreds' share holding in Swedbank: 100
In Swedbank as:
Head of Group Risk Management, Hansabank
Education:
M.Sc. in Business Administration and [illegible]

Corporate governance report

General

Swedbank AB ("Swedbank") is a public, listed banking company with about 315,000 shareholders and the parent company of the Swedbank group. The group operates in Sweden, China, Denmark, Estonia, Finland, Japan, Latvia, Lithuania, Luxembourg, Norway, Russia, Spain, Ukraine and the United States, and had 22,148 employees as of 31 December 2007.

In accordance with the OMX Nordic Exchange Stockholm's listing agreement, Swedbank applies the Swedish Code of Corporate Governance ("the Code"). The Code, which is an element in the self-regulation of Swedish businesses, is based on the principle, "comply or explain." This means that a company that applies the Code can deviate from individual rules provided that the reason for each deviation is explained. This corporate governance report has been prepared by Swedbank's Board of Directors in accordance with the rules of the Code. The report is included as part of the printed annual report, but is not part of the annual accounts and have not been reviewed by Swedbank's auditors.

Ownership structure

Swedbank's shares have been listed on the OMX Nordic Exchange Stockholm since 1995. As of 31 December 2007 it had 315,514 shareholders. The largest shareholders were the Swedish savings bank foundations, with 21.6 percent of the capital. 306,962 shareholders, or 97 percent, owned fewer than 1,000 shares, while 27.1 percent of the capital was owned by international shareholders. Further information on shareholders and shareholdings can be found on pages 50–51 in the annual report.

Annual General Meeting

The shareholders exercise their rights at the Annual General Meeting of Swedbank. In addition, Extraordinary General Meetings can be called. Swedbank normally holds its Annual General Meeting before the end of April. Under special circumstances the meeting can be held at a later date, though not later than 30 June every year.

The Annual General Meeting is normally held in Stockholm, but can also be held elsewhere in Sweden, as set out in the Articles of Association. In its year-end report and on its web site, Swedbank announces where and when the meeting will be held.

The notice of the Annual General Meeting is normally published around five weeks in advance in the Swedish dailies Dagens Nyheter, Svenska Dagbladet and Dagens Industri as well as Post och Inrikes Tidningar (Official Swedish Gazette). The notice is also made available on the bank's website.

The Annual General Meeting is held in Swedish with simultaneous interpretation into English. The material released prior to and in connection with the meeting is in Swedish, but is translated to English, including the minutes. The documents are posted on Swedbank's website.

Right to attend the Annual General Meeting

Swedbank is a so-called VPC company, which means that its share register is maintained by Värdepapperscentralen AB (the Swedish Central Securities Depository). All shareholders who are directly recorded in the register on the fifth day before the meeting and who have notified Swedbank in time of their intention to participate are entitled to attend the meeting. Shareholders may attend the meeting in person or by proxy. Shareholders may be accompanied by a maximum of two persons.

Swedbank gives shareholders the opportunity to register for the meeting in several different ways. The notice indicates in which ways and by which dates shareholders must register and notify the bank in order to be entitled to attend the meeting.

Agenda and documents for the Annual General Meeting

Shareholders who wish to have an issue brought before the Annual General Meeting must submit a request in writing to the Board. The request must normally be received by the Board not later than seven weeks prior to the meeting.

Board of Directors and Auditors

The Annual General Meeting elects the members of the Board, including the Chair, and, if an election is scheduled, the Auditors. Board members have a term of not more than one year. The nomination of Board members, including the Chair and Auditors, is made by the Nomination Committee. The principles for appointing the Nomination Committee are set by the Annual General Meeting.

Nomination Committee

In 2007, the Annual General Meeting decided on the principles for the appointment of the Nomination Committee for the 2008 Annual General Meeting. The Nomination Committee consists of five members, one of whom is the Chair of the Board. Swedbank's four largest shareholders or owner groups, based on holdings known as of 30 September 2007, make up the remaining four members. The Nomination Committee selects its Chair from among its members, although this person shall not be the Chair of the Board. Prior to the Annual General Meeting in 2008 the Nomination Committee presented a proposal for the Chair of the meeting, the Chair of the Board and other Board members, as well as for all remuneration that will be received by the Chair and other Board members elected by the Annual General Meeting. Lastly, the Nomination Committee presented a proposal for the

THE BOARD'S COMPOSITION AND NUMBER OF MEETINGS 1 JANUARY–31 DECEMBER, 2007

No. of meetings	Board of Directors 16 meetings including 2 per capsulam	Compensation Committee 4 meetings	Credit Committee 21 meetings	Audit Committee 6 meetings
Attendance				
Carl Eric Stålberg	All 16	All 4	All 21	
Ulrika Francke	All 16	All 4	7 of 7 up to AGM 12 of 14 after AGM	4 of 4 after AGM
Gail Buyske	9 of 10 after AGM			4 of 4 after AGM
Simon Ellis	9 of 10 after AGM			
Berith Hägglund-Marcus	6 of 6 up to AGM 9 of 10 after AGM	All 4		2 of 2 up to AGM 3 of 4 after AGM
Thomas Johansson (Resigned at the AGM)	5 of 6 up to AGM			2 of 2 up to AGM
Göran Johnsson	5 of 6 up to AGM 10 of 10 after AGM		7 of 7 up to AGM 13 of 14 after AGM	
Mart Laar (Resigned at the AGM)	2 of 6 up to AGM			
Anders Nyblom	6 of 6 up to AGM 9 of 10 after AGM		5 of 7 up to AGM 13 of 14 after AGM	
Caroline Sundewall	6 of 6 up to AGM 9 of 10 after AGM			All 6
Gith Bengtsson	All 16			
Monica Hellström	5 of 6 up to AGM 10 of 10 after AGM			

principles for appointing the Nomination Committee to be decided by the 2008 Annual General Meeting.

The Nomination Committee for the Annual General Meeting in 2008 consists of the following persons:

Ulf Christoffersson, representative of the Savings Banks and the Swedish Savings Banks Association; Annika Andersson, representative of the Fourth Swedish Pension Fund; Sarah McPhee, representative of AMF Pension and AMF Pension Fondförvaltning (Asset Management) AB; Lorentz Andersson, the Chair of the Nomination Committee, representative of Sparbanksstiftelsernas Förvaltningsaktiebolag and the Savings Bank Foundations; and Carl Eric Stålberg, Chair of the Board of Swedbank.

The Nomination Committee convened five times, in addition to other contacts. Its members have not received any compensation from Swedbank for their work.

The Nomination Committee has received the evaluation of the Board's work conducted in part through discussions between the Chair and each Board member and in part through a written questionnaire. The Nomination Committee has discussed the Board's competence needs and the composition of the Board taking into consideration the strategies of Swedbank. Shareholders were able to present proposals to the Nomination Committee until 25 January 2008. No proposals were received by the Nomination Committee other than from shareholders represented in the committee.

Composition of the Board, etc.

The Annual General Meeting in 2007 elected eight members. The Board includes two members appointed by the Financial Sector Union of Sweden. Furthermore, the Financial Sector Union and the Swedish Confederation of Professional Associations have each appointed one deputy. The deputies normally do not participate in the Board's meetings. The President is not a member of the Board, but attends its meetings. The Head of Internal Audit and the Secretary of the Board also attend Board meetings.

The new Board members elected by the Annual General Meeting in 2007 have received introductory training from Swedbank. They have also received training arranged by the OMX Nordic Exchange Stockholm.

Prior to each Board meeting, a proposed agenda is distributed along with additional material. The documents are normally distributed a week in advance. The material from meetings is saved electronically, including documents that are not attached to the minutes.

The Board's organization and work

The Board's working procedures are set out in a instruction. The delegation between the Board and the President, including the Chair of the Board and the President, is stipulated in the Board's rules of procedure and instruction for the President. The Board has a Compensation Committee, a Credit Committee and an Audit Committee. The only committee with the right of decision-making is the Credit Committee. In addition, the Board has at its disposal an independent audit function directly subordinate to the Board (Internal Audit). Internal Audit's responsibility is to review and evaluate efficiency, governance, risk management and control in the group. The function works proactively to propose improvements to internal control.

The Chair of the Board has certain specific areas of responsibility, including:

- Overseeing the President's work and providing a discussion partner and support, as well as monitoring that the Board's decisions and instructions are implemented;
- Ensuring that the Board maintains its responsibility for risk control through the necessary instructions and risk reports;
- Ensuring that the Board maintains its responsibility for the independent audit function (i.e., that the function works and reports according to established instructions);
- Organizing and managing the Board's work, encouraging an open and constructive discussion within the Board, and initiating the development of the Board's competence in issues of importance to operations, in-cluding the evaluation of the Board's work.

The Board's rules of procedure mainly cover the Board's strategic and supervisory roles, responsibility for risks, conflicts of interest and disqualifications, the Compensation Committee and other committees, special issues decided by the Board, the decisions taken at the statutory meeting following the Annual General Meeting, signatories, evaluations, confidentiality and formalities (e.g., the distribution of information prior to meetings, the attendance of individuals other than Board members, presentations, and the signing, content and distribution of the minutes).

At least twice a year, the Auditors' Chair reports to the Board on the Auditors' reviews and observations, once in the presence of the President. In addition, the Auditors' Chair regularly meets the Chair of the Board and the Chair of the Board's Audit Committee.

Board work in 2007

In 2007, the Board held 16 meetings, including one in-depth meeting and two held per capsulam. Board meetings are normally held in Stockholm, but during the year one meeting was held in Tokyo.

The Board establishes an annual plan for its work, normally at the statutory meeting, where it decides which issues will be treated in depth during the year. The issues in 2007 included the strengths and weaknesses of strategic business areas, succession planning, the capital market's opinion of Swedbank and the impact of climate change on Swedbank. Major decisions made by the Board involved the acquisition of the Ukrainian bank OJSC Swedbank (formerly CJSB TAS-Kommerzbank) and the cooperation with Folksam in property insurance and asset management. The Board has evaluated the performance of the President in 2007 and set goals for him for 2008.

The Board continuously monitors the risks and the capital situation, for which it receives a risk report at each meeting. The Board also receives reports on security and compliance.

No objections were noted at any decisions during the year. The table on page 114 shows members' attendance at the meetings in 2007.

In 2007 the auditor reported his observations at three of the Board's meetings. At one meeting neither the President nor any other member of the Group Management was present.

The entire Board of Directors (except one member), the Group Executive Management (except one member) and the Chief Auditors attended the Annual General Meeting 2007.

The Credit Committee held 21 meetings during the year. The Chair of the Committee is the Chair of the Board, Carl Eric Stålberg. The other members are Ulrika Francke, Göran Johnsson and Anders Nyblom. The President participates as a co-opted member. The Committee decides on credit issues that are not handled by the Board as a whole.

The Audit Committee held six meetings during the year. The Chair of the Committee is Ulrika Francke. The other members are Gail Buyske, Berith Hägglund-Marcus and Caroline Sundewall. The Head of Internal Audit, Håkan Berg, is a co-opted member. The primary duties of the Committee are to provide the Board with greater access to information on potential deficiencies in routines and organization through governance, risk management and control. The Audit Committee reviews the reliability and effectiveness of the financial reporting and whether the Auditors' work is being done effectively and otherwise satisfactorily. All members are independent according to the definition of the Code.

The Compensation Committee held four meetings during the year. The Chair of the Committee is the Chair of the Board, Carl Eric Stålberg. The other members are Ulrika Francke and Berith Hägglund-Marcus. The President holds a presentation for the Committee. Ulrika Francke and Berith Hägglund-Marcus are independent according to the definition in the Code. The Committee prepares remuneration issues for resolution by the Board and has handled the salary adjustment for the President and remuneration according to the guidelines established by the Annual General Meeting and short-term incentive models for use in 2008 for senior executives who are not covered by these guidelines.

Compensation principles

The 2007 Annual General Meeting adopted guidelines for the compensation of senior executives in accordance with the Board's proposal. Please refer to page 54 for further information.

Swedbank did not have any share or share price-related incentive programs in 2007.

The Board's independence

The Board's composition complies with the requirements of the listing agreement and the Code in terms of independent Board members.

Listing agreement: None of the Board members elected by the Annual General Meeting are senior executives of Swedbank or its subsidiaries. More than half of the Board members elected by the Annual General Meeting are independent in relation to Swedbank and its Group Executive Management. Of the eight Board members elected by the Annual General Meeting, one has been independent according to the definition of the listing agreement. At least two Board members elected by the Annual General Meeting, who are independent in relation to Swedbank, are also independent from Swedbank's major shareholders, and at least one of these two has experience with the requirements placed on a listed company.

The Code: The majority of the Board members elected by the Annual General Meeting are independent in relation to Swedbank and its Group Executive Management. At least two of the Board members elected by the Annual General Meeting who are independent in relation to Swedbank and its Group Executive Management are also independent in relation to Swedbank's major shareholders.

Auditors

The appointed auditor is Deloitte AB, Sweden, with Authorized Public Accountant Jan Palmqvist as Chief Auditor. Jan Palmqvist has supervised auditing duties for Swedbank since 2003. Aside from Swedbank, he has auditing assignments for the following publicly quoted companies: D. Carnegie AB, HEBA Fastighets AB and Sveriges BostadsrättsCentrum AB (SBC). He is also auditor for Aktiespararna (the Swedish Shareholders' Association) and Länsförsäkringar Stockholm.

Jan Palmqvist has no assignments for other companies that affect his independence as an auditor of Swedbank.

Compensation for the group's auditors is reported in Note 9 of Swedbank's annual report for 2007. The Financial Supervisory Authority did not appoint an auditor for 2007.

President and Group Executive Management

The President is responsible for day-to-day management of Swedbank. The delegation of responsibility between the Board and the President is stipulated in the Companies Act as well as the Board's rules of procedure and its instruction for the President. The President leads the work of the Group Executive Management and makes decisions after consulting its members. The Group Executive Management consists of the President, the Head of Baltic Banking, the Head of Swedish Banking, the Head of Customer and Product Offerings, the Head of Hansabank in Lithuania, the Chief Financial Officer, the Head of Swedbank Markets, the Head of Strategic and International Banking and an employee representative, totalling nine members. The Group Executive Management normally meets twice a month.

Internal control

The following information relates only to the organization of internal control over financial reporting and does not contain an opinion on how well control has worked. External financial reporting in Swedbank comprises interim reports, the year-end report and the large part of the annual report.

The internal controls in the most important processes in financial reporting, based on the largest income statement and balance sheet items in the group, have during the year been evaluated in the parent company Swedbank AB, including Swedbank Markets, Swedbank Hypotek, Swedbank Robur and Baltic Banking operations.

As a basis for this evaluation and for the account given below, Swedbank has used the COSO model.

The Board determines the overall organization and financial objectives for the President and operations, and evaluates the President's performance and results. The President ensures that other senior executives are evaluated.

The President is responsible for and ensures that the group has a well-structured process for succession planning.

The policies laid down by the Board apply to all companies in the group after adoption by each company. Areas in which the Board has established policies include ethics, gender equality and diversity, communication, crisis management, environmental concerns, compliance, risks, security and outsourcing. Policies and instructions at the Board and President's level follow an established structure. For financial reporting, there is a group-wide regulatory system, Swedbank Accounting Policies. There is also a group-wide system for internal accounting principles, planning and follow-up processes and report routines. There are detailed instructions at company level for practical account registration and reconciliation routines.

The Board establishes reporting requirements to ensure effective information on financial outcomes as well as the risks in the group's operations and how outcomes and risks are affected by various scenarios. Monthly reports on risks are compiled by Group Risk Control. Other data reported monthly is compiled by Group Finance. Reports are also presented to the President and Group Executive Management. Since 2006, the compliance and security functions serve the entire group in order to safeguard the group's perspective and independence.

The President annually establishes a business plan, including an IT plan. The risks inherent in the Swedbank Group are included. The business plan is managed by each business area based on local demands and needs.

Risk assessment: A structured risk assessment facilitates the identification of significant operational risks. Through self-evaluation processes, Swedbank has documented where the relevant risks exist at the company, business unit, function and process level. This means that risks in the financial reporting process are also iden-tified and clarified early on. The organization to assess risks mainly consists of Group Risk Control – which is responsible for managing operational risk, credit risk, financial risk, security and compliance – and the group's credit staff. In addition, each business unit has functions to monitor and limit risks, including IT risks. Moreover, Internal Audit performs an annual independent risk analysis to serve as the basis for its annual audit plan, which is adopted by the Board after preparation by the Audit Committee.

Control activities: The group has overall control activities which are shared by several processes. Continuous work is done to evaluate, improve and document control activities in all significant processes. A special process is in place to ensure that identified deficiencies are remedied. Examples of significant processes include lending to the public, lending to credit institutions, deposits from the public, borrowing from credit institutions, issuance of securities, card processing services, asset management, human resource administration, invoicing services, financial accounts and consolidation of group entities and associates. Examples of control activities include routines for duality, risk classification and other routines for credit decisions, payouts, reviews and monitoring of credits, compilation of the total credit portfolio and the risk profiles. In other areas, examples include limit monitoring, manual and automated reconciliation of various positions, stress tests, self-evaluations and risk and vulnerability analyses.

Control activities associated with financial reporting mainly relate to reconciliations – manual and automated – against ledger and sub-ledgers and comprise routines to ensure the existence of assets and liabilities and that assets, liabilities and business transactions have been correctly recorded. System development gradually improved through various control activities, e.g., by replacing manual routines with automated routines.

A special process for the testing and approval of new products is in place to ensure that new products can be handled in the system and are correctly reported.

Information and communication: During the year, a group-wide intranet was introduced. In addition, each country has its own intranet in which all applicable rules are available to all employees. Current policies, instructions, guidelines and manuals are continuously updated. Moreover, there are channels for all employees to communicate significant information to relevant recipients, ultimately the Board when necessary. Swedbank has implemented a whistleblower system.

A clear policy with guidelines is in place for communication with external parties. The purpose of the policy is to ensure that information obligations are met in a correct and thorough manner.

Monitoring: The monitoring units within the group are primarily Group Finance, Group Risk Control and Internal Audit. Monitoring is performed monthly based on balanced scorecards, in which profitability, efficiency, risk, sales and market shares, customer satisfaction and employee involvement are reported and evaluated. Each quarter, more in-depth monitoring meetings are held with the President, the CFO and the Head of Group Finance and each business area. Monthly monitoring reports are prepared within the business areas based on the balanced scorecards. Results, risks and events are always traceable to specific customers and departments. Monitoring meetings are held monthly or at least quarterly at all levels within each business area. Risks are also monitored at least once a month by the President and the Board.

Among other duties, Internal Audit's purpose is to review and evaluate internal control. All audit work in the group is coordinated, that is, reviews are planned, implemented and reported using the same approaches and methods. Internal Audit is the executive management's independent review function directly subordinate to the Board. The Head of Internal Audit regularly reports to the Board, the Audit Committee, the President and the external Auditors. Reviews are summarized each quarter in reports to the Board that also contain a separate report on Internal Audit's review of the annual and interim accounts. The written report contains an opinion of internal control in various areas, including financial reporting, based on the reviews conducted.

Distribution of earnings

Statement by the Board of Directors on the proposed dividend
Swedbank's Board of Directors recommends that the Annual General Meeting approve a cash dividend of SEK 9.00 per share. This corresponds to a total dividend of SEK 4,638m and a payout ratio of 39 percent. The objective is to maintain a dividend corresponding to around 40 percent of profit for the year excluding one-offs. The size of the annual dividend is based on the last dividend and is determined with reference to expected profit trends, the capital considered necessary to develop operations and the market's required return. Furthermore, the statutory capital adequacy requirements must be met.

The Board of Directors believes that the dividend proposal is well-founded in the light of the above. Swedbank's capitalization, even after the proposed dividend, is expected to be satisfactory and well suited to the requirements that the nature, scope and risks of the business impose on the size of the bank's equity and the group's consolidation requirements, liquidity and financial position in general.

30 April, 2008 is proposed as the record day for the right to a dividend for 2007. The last day for trading in Swedbank's shares with the right to a dividend is 25 April, 2008. If the Annual General Meeting adopts the resolution in accordance with the proposal by the Board of Directors, the cash dividend is expected to be paid out through VPC on 6 May, 2008.

Stockholm, 13 February, 2008

The Board of Directors

Annual General Meeting

The Annual General Meeting will be held in Stockholm at Cirkus, Djurgårdsslätten 43–34, on Friday, 25 April, 2008.

Notification of attendance

Shareholders who wish to attend the Annual General Meeting must:

- be recorded in the share register maintained by VPC AB (the Swedish Central Securities Depository) on April 19, 2008. Since the record day is a Saturday, shareholders must ensure that they are recorded in the share register by Friday, 18 April, 2008;
- notify the company of their intention to participate and the number of persons who will accompany them (max. 2) not later than 3:00 p.m. on 21 April, 2008.

Notification may be made in writing to Swedbank's head office, Box 47022, SE-100 74 Stockholm, Sweden, by telephone +46 8 775 44 66, by fax +46 8 775 80 08 labeled "Swedbank's Annual General Meeting" or online at www.swedbank.se/ir under bolagsstämma (Annual General Meeting). When notifying the company, please indicate your name, personal/company registration number (for Swedish citizens or companies), address and telephone number. Participation by proxy is permitted, provided the proxy is no more than one year old and is submitted to Swedbank well in advance of the meeting, preferably not later 21 April, 2008. If issued by a legal entity, the proxy must be accompanied by a certified registration certificate or other document attesting to the authority of the signatory.

Nominee-registered shares

To be entitled to attend the meeting, shareholders whose shares are nominee-registered must request to have them temporarily re-registered in their own names in the shareholders' register. The registration process, which normally takes several days, must be completed by 19 April, 2008. Since the record day is a Saturday, shareholders should advise their nominees well in advance of this date so that re-registration is complete by 18 April, 2008.

Notice and agenda

A list of the matters on the agenda for the Annual General Meeting will be included in the notice of the meeting, which is scheduled to be published on 20 March in, among others, the dailies Dagens Nyheter, Svenska Dagbladet and Dagens Industri. As of the same date the notice will also be available online at http://www.swedbank.com/ir under the heading Annual General Meeting.

Dividend

The Board of Directors recommends that shareholders receive a dividend of SEK 9.00 per share. The proposed record day for the dividend is 30 April, 2008. The last day for trading in Swedbank's share including the right to the dividend is 25 April, 2008. If the Annual General Meeting adopts the Board of Directors' recommendation, the dividend is expected to be paid by VPC on 6 May, 2008.

Index

Definitions

Capital adequacy ratio
The capital base in relation to the capital requirement.

Capital base
The sum of tier 1 and tier 2 capital less items in accordance with chapter 3 section 5-8 of the Capital Adequacy and Large Exposures Act.

Cash flow per share
Cash flow for the year in relation to the weighted average number of shares outstanding.

Cost/income ratio before loan losses
Costs in relation to income.

Duration
The average weighted maturity of payment flows calculated at present value and expressed in number of years.

Earnings per share after dilution
Profit for the year allocated to shareholders in relation to the weighted average number of shares outstanding during the year adjusted for the dilution effect of potential shares.

Earnings per share before dilution
Profit for the year allocated to shareholders in relation to the weighted average number of shares outstanding during the year.

Equity per share
Shareholders' equity in relation to the number of shares outstanding.

Impaired loans
Loans where payments are unlikely to be made in accordance with contract terms. Such loans are not considered impaired if there is collateral that covers principal, interest and any late fees by a safe margin. Impaired loans, gross, less specific provisions for loans assessed individually and provisions for homogenous loans assessed collectively constitute impaired loans, net.

Interest fixing period
Contracted period during which interest on an asset or liability is fixed.

Interest margin
The difference between the average interest on total assets and the average interest on total liabilities.

Investment margin
Net interest income in relation to average total assets.

Loan losses, net
Established and anticipated losses for the year less restored provisions and recoveries related to loans as well as the year's net expense for discharging guarantees, other contingent liabilities and changes in the value of property taken over.

Loan loss level, net
Loan losses, net, in relation to the loan opening balance as well as property taken over and loan guarantees.

Maturity
The time remaining until an asset or liability's terms change or its maturity date.

Net asset value per share
Shareholders' equity according to the balance sheet and the equity portion of the difference between the book value and fair value of the assets and liabilities divided by the number of shares outstanding at year-end.

Number of employees
The number of employees at year-end, excluding long-term absences, in relation to the number of hours worked expressed in terms of full-time positions.

P/E ratio
Share price at year-end in relation to earnings per share.

Price/equity
The share price at year-end in relation to the closing-day equity per share.

Provision ratio for individually identified impaired loans
Specific provisions for loans assessed individually and provisions for homogenous groups of loans assessed collectively in relation to impaired loans, gross.

Return on equity allocated to shareholders
Profit for the financial year allocated to shareholders in relation to average shareholders' equity.

Return on total capital
Operating profit in relation to average total assets.

Risk-weighted amount
Total assets on the balance sheet and off-balance sheet commitments divided by credit and market risks measured and risk-weighted according to current capital adequacy regulations.

Share of impaired loans
Impaired loans, net, in relation to the book value of loans to credit institutions and the public.

Tier 1 capital
Equity less the proposed dividend, deferred tax assets, intangible assets and certain other adjustments. Equity contributions and reserves that may be included in the capital base as tier 1 capital according to chapter 3 section 4 of the Capital Adequacy and Large Exposures Act are added as well.

Tier 1 capital ratio
Tier 1 capital in relation to the risk-weighted amount.

Tier 2 capital
Fixed-term subordinated liabilities, less a certain reduction if their remaining maturity is less than five years, undated subordinated liabilities, equity contributions and reserves that may be included in the capital base as tier 2 capital according to chapter 3 section 4 of the Capital Adequacy and Large Exposures Act.

Total provision ratio for impaired loans
All provisions for loans in relation to impaired loans, gross.

Yield
Dividend per share in relation to the share price at year-end.

Production: Solberg • Photo: Cover Peter Gerdehag, Briljans.se, other photos Johan Olsson • Print: Intellecta, Solna




HEAD OFFICE
Swedbank AB
Corp. Identity no. 502017-7753
Registered office: Stockholm
Visiting address: Brunkebergstorg 8
Mailing address: SE-105 34 Stockholm
Telephone: +46 8 585 900 00
Card blocking: +46 8 411 10 11
Telephone bank: +46 771-22 11 22
Fax: +46 8 796 80 92
Swift: SWEDSESS
E-mail: info@swedbank.se
www.swedbank.se

CHINA
Swedbank
Citigroup Tower 601
No. 33 Huayuanshiqiao Road
200122 Shanghai
Telephone: +86 21 386 126 00
Fax: +86 21 386 127 11
www.swedbank.cn

DENMARK
Swedbank
Kalvebod Brygge 45
DK-1560 Copenhagen
Telephone: +45 88 97 9000
Swift: SWEDDKKK
E-mail: info@swedbank.dk
www.swedbank.dk

ESTONIA
AS Hansapank
Visiting address: Liivalaia 8
Mailing address: Tallinn 15040, Estonia
Telephone: +372 6310 310
Fax: +372 6310 410
Swift: HABAEE2X
E-mail: hansa@hansa.ee
www.hansa.ee

FINLAND
Swedbank
Mannerheimvägen 14 B
POBox 1107
FIN-00101 Helsinki
Telephone: +358 20 74 69 100
Fax: +358 20 74 69 101
Swift: SWEDFIHH
E-mail: info@swedbank.fi
www.swedbank.fi

JAPAN
Swedbank
8F Shibakoen 32 Mori Building
3-4-30 Shibakoen, Minato-ku
105-0011 Tokyo
Telephone: +81 357 772 081
Fax: +81 357 772 084
E-mail:
swedbank.tokyo@swedbank.se

LATVIA
AS Hansabanka
Balasta dambis 1A
LV-1048 Riga
Telephone: +371 7 024 555
Fax: +371 7 024 400
Swift: HABALV22
E-mail: info@hansabanka.lv
www.hansabanka.lv

LITHUANIA
AS Hansabanka
Savanori pr. 19
LT-03502 Vilnius
Telephone: +370 5 268 44 44
Fax: +370 5 268 4700
Swift: HABALT22
E-mail: info@hansa.lt
www.hansa.lt

LUXEMBOURG
Swedbank (Luxembourg) S.A.
Visiting address:
8-10 Avenue de la Gare
L-1610 Luxembourg
Mailing address: PO Box 1305
L-1013 Luxembourg
Telephone: +352 404 94 01
Fax: +352 40 49 07
Swift: BNELLULL
E-mail: info@swedbank.lu
www.swedbank.lu

NORWAY
Swedbank
Fjordalléen 16, Aker Brygge
PO Box 1441 Vika
0115 Oslo
Telephone: +47 23 11 62 00
Fax: +47 23 11 62 01
Swift: SWEDNOKK
E-mail: post@swedbank.no
www.swedbank.no

First Securities ASA
Visiting address: Fjordalléen 16, Aker
Mailing address: P.b. 1441 Vika
N-0115 Oslo, Norge
Telephone: +47 23 23 80 00
Fax: +47 23 23 80 01
Swift: FISANOK1
www.first.no

RUSSIA
OAO Swedbank
24, Sadovaya-Spasskaya
107078 Moscow
Telephone: +7 495 777 63 63
Fax: +7 495 777 63 64
www.swedbank.ru
E-mail: info@swedbank.ru

SPAIN
Swedbank (Luxembourg) S.A.
Representative Office Spain
Centro Comercial Plaza, Oficina 19
ES-29660 Nueva Andalucia (Marbella)
Telephone: +34 952 81 48 62
Fax: +34 952 81 93 86
E-mail: spanien@swedbank.lu

SWEDEN
Swedbank Markets
Visiting address: Regeringsgatan 13
Mailing address: SE-105 34 Stockholm
Telephone: +46 8 585 918 00
Fax: +46 8 723 71 31
E-mail:
info.swedbankmarkets@swedbank.se
www.swedbank.se/swedbankmarkets

Swedbank Hypotek AB
Visiting address: Regeringsgatan 13
Mailing address: SE-106 11 Stockholm
Telephone: +46 8 585 921 00
E-mail: info.hypotek@swedbank.se
www.swedbank.se/hypotek

Swedbank Robur AB
Visiting address:
Malmskillnadsgatan 32
Mailing address: SE-105 34 Stockholm
Telephone: +46 8 585 924 00
E-mail:
fonder.forsakringar@swedbank.se
www.swedbankrobur.se

Swedbank Finans AB
Visiting address: Junohällsvägen 1
Mailing address: SE-105 34 Stockholm
Telephone: +46 8 585 922 00
E-mail: info.finans@swedbank.se
www.swedbank.se/finans

Swedbank Företagsförmedling AB
Visiting address:
Södra Hamngatan 19-21
Mailing address: SE-411 14
Göteborg
Telephone: +46 31 739 01 70
E-mail:
foretagsformedling@swedbank.se
www.swedbankff.se

Swedbank Fastighetsbyrå AB
Visiting address:
Klarabergsviadukten 80
Mailing address: Box 644,
SE-101 32 Stockholm
Telephone: +46 8 545 455 00
E-mail: info@fastighetsbyra.se
www.fastighetsbyran.se

Swedbank Juristbyrå AB
Visiting address:
Klarabergsviadukten 80, 6 tr
Mailing address: Box 371,
SE-101 27 Stockholm
Telephone: +46 8 545 451 00
www.juristbyran.com

UKRAINE
OJSC Swedbank
30 Kominterna Str., Kiev
Ukraina 01032
Telephone: +38 44 481 48 58
E-mail: info@swedbank.ua
www.swedbank.ua

Swedbank AB
Representative Office in Ukraine
42-44 Shovkovychna Str. off. 306
Kiev, 01601
Telephone: +380 44 490 1238
Fax: +380 44 490 1294

USA
Swedbank New York Branch
One Penn Plaza, 15th floor,
N.Y. 100119, New York, USA
Telephone: +1 212 486 84 00
Fax: +1 212 486 3220
Swift: SWEDUS33
www.swedbank.us

Swedbank First Securities LLC
Visiting address:
570 Lexington Avenue, 35th fl,
Mailing address: N.Y. 10119, New
York, USA
Telephone: +1 212-906 08 20
Fax: +1 212-759 92 05
Swift: SWED US 33
www.swedbankfs.com

END

Tobias Wagner
Head of Group Communications

Anna Sundblad
Press officer

Johannes Rudbeck
Head of Investor Relations
Telephone: +46 8 585 933 22
E-mail:
johannes.rudbeck@swedbank.se